As filed with the Securities and Exchange Commission on March 29, 2019

Registration No. 333-230458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pinterest, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7370	26-3607129
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

505 Brannan Street

San Francisco, California 94107

Telephone: (415) 762-7100

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Christine Flores

General Counsel

Pinterest, Inc.

505 Brannan Street

San Francisco, California 94107

Telephone: (415) 762-7100

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

Ethan A. Klingsberg Jeffrey D. Karpf Pamela L. Marcogliese Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Monifa Clayton Senior Counsel Pinterest, Inc. 505 Brannan Street San Francisco, California 94107 (415) 762-7100	Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 29, 2019

Preliminary Prospectus

Shares

Class A Common Stock

This is our initial public offering, and no public market currently exists for our Class A common stock. Pinterest, Inc. is offering              shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between $         and $         per share. We have applied to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “PINS.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to 20 votes and will be convertible at any time into one share of Class A common stock. All shares of our common stock outstanding immediately prior to this offering, including all shares held by our executive officers and directors, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding shares of Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 16 to read about factors you should consider before deciding to invest in our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to Pinterest	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase up to an additional                  shares of Class A common stock from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2019.

Goldman Sachs & Co. LLC	J.P. Morgan	Allen & Company LLC

BofA Merrill Lynch	Barclays	Citigroup

Credit Suisse	Deutsche Bank Securities	RBC Capital Markets

Baird	UBS Investment Bank	Wells Fargo Securities

Prospectus dated                 , 2019.

Therrin, 35
Mandeville, LA
United States

Brooke, 28
Seattle, WA
United States

KEEP
CALM
CARRY
ON

Pablo, 32
Buenos Aires
Argentina

Brittany, 26
Brooklyn, NY
United States

Priyanka, 25
Mumbai
India

RYOBI

Carl, 50
Patterson, LA
United States

Therrin, 35 Mandeville, LA United States
Brooke, 28 Seattle, WA United States
Pablo, 32 Buenos Aires Argentina
Brittany, 26 Brooklyn, NY United States
Priyanka, 25 Mumbai India
Carl, 50 Patterson, LA United States

Lala, 28 Queens, NY United States
Jillian, 18 Orlando, FL United States
Mike, 37 Dayton, KY United States
Brenda, 55 Oakland, CA United States
Richard, 51 Round Rock, TX United States
Reika, 27 Tokyo Japan

Henrik, 31 Berlin Germany
Denise, 30 São Paulo Brazil
Nate and Taylor, 24 and 28 Port St. Lucie, FL
United States
Michael, 35 Marshalltown, IA United States
Mylène, 27 Lyon France
Kaye, 70 Louisville, KY United States

Our mission is
to bring everyone
the inspiration
to create a life
they love

Pinterest at a glance

250m+
monthly active users[1]

$750m+
revenue[1]

2b+
monthly searches[2]

175b+
Pins saved[3]

4b+
boards created[3]

Third
most relevant brand in the U.S.[4]

Pinterest at a glance 250m+ $750m+ 2b+ monthly active users1 revenue1 monthly searches2 175b+ 4b+ Third 3 boards created3 most relevant Pins saved brand in the U.S.4 1. As of December 31, 2018 2. Monthly average for the year ended 3. Cumulative as of December 31, 2018 December 31, 2018, includes text based searches and guided searches 4. Prophet Brand Relevance Index 2018

We are responsible for the information contained in this prospectus. We and the underwriters have not authorized anyone to provide any other information, and we take no responsibility for any other information that others may provide you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Through and including                , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

SUMMARY

The following summary highlights selected information about our company and this offering that is included elsewhere in this prospectus in greater detail. It does not contain all of the information that you should consider before investing in our Class A common stock. For a more comprehensive understanding of our company and this offering, you should read this entire prospectus carefully, including the information presented under the heading “Risk Factors” and in our consolidated financial statements and notes thereto.

In this prospectus, unless we indicate otherwise or the context requires, “Pinterest, Inc.,” “Pinterest,” “the Company,” “our company,” “the registrant,” “we,” “our,” “ours” and “us” refer to Pinterest, Inc. and its consolidated subsidiaries. Unless otherwise indicated, references to our “common stock” include our Class A common stock and Class B common stock. For additional information about the studies referenced in this prospectus, see “Market, Industry and Other Data.”

Our Company

Pinterest is where more than 250 million people around the world go to get inspiration for their lives. They come to discover ideas for just about anything you can imagine: daily activities like cooking dinner or deciding what to wear, major commitments like remodeling a house or training for a marathon, ongoing passions like fly fishing or fashion and milestone events like planning a wedding or a dream vacation.

We call these people Pinners. We show them visual recommendations, which we call Pins, based on their personal taste and interests. They then save and organize these recommendations into collections, called boards. Browsing and saving visual ideas on our service helps Pinners imagine what their future could look like, which helps them go from inspiration to reality.

Pablo in Buenos Aires uses Pinterest to find new styles and looks, including his next pair of leather boots. Krissy in Atlanta cooked so many of the recipes she found on Pinterest that she gained the confidence to start teaching her own cooking classes. Mark in London says Pinterest is his “creative outlet” when renovating properties ranging from townhouses to cottages.

Pinterest is the productivity tool for planning your dreams. Dreaming and productivity may seem like polar opposites, but on Pinterest, inspiration enables action and dreams become reality. Visualizing the future helps bring it to life. In this way, Pinterest is unique. Most consumer internet companies are either tools (search, ecommerce) or media (newsfeeds, video, social networks). Pinterest is not a pure media channel, nor is it a pure utility. It’s a media-rich utility that satisfies both emotional and functional needs by solving a widespread consumer problem that is unaddressed by many other platforms. We call it discovery.

From Search to Visual Discovery

Search helps people find a discrete piece of information quickly, but it isn’t an adequate tool if you don’t know exactly what you’re looking for, you can’t describe it in words or you’re seeking something that is tailored to your taste. These common dilemmas are best solved by a visual discovery journey, rather than by a text-based search.

Discovery on Pinterest is a rich experience that combines some of the utility features of search with some of the enjoyable features of media. Fundamentally, Pinners are trying to get something done—

plan an event, buy a product, take a trip—so we surface personally relevant and visually rich possibilities for consideration and eventual action. This is useful. But the discovery journey is not linear—along the way, Pinners scroll through their home feeds, browse visual recommendations and see a wide range of inspiring content, much as they would if perusing a catalog or watching a cooking or home renovation show. Thus, discovery is both useful and fun, an exercise in productive play.

Pinners often embark on a discovery journey when they want to purchase something but have not yet decided which product or service best suits their needs and taste. More Pinners say that Pinterest helps them find new shopping ideas and inspiration than users on other consumer internet platforms, according to a survey by Comscore that we commissioned. And 68% of Pinners say they have discovered a new brand or product on Pinterest, according to a survey of weekly active users by Talk Shoppe. People actively seek relevant commercial content on our service, and advertisers are increasingly providing it. This fundamental alignment between Pinner and advertiser objectives differentiates Pinterest from other services, and we believe the continued growth of our advertising business will improve the core Pinner experience over time.

We’re proud to have empowered so many people from around the world to take the journey from inspiration to action and back again, and we’re just getting started. Our mission is to bring everyone the inspiration to create a life they love.

Value Proposition for Pinners

•

Visual Experience. People often don’t have the words to describe what they want, but they know it when they see it. This is why we made Pinterest a visual experience. Images and video can communicate concepts that are impossible to describe with words. We believe that Pinterest is the best place on the web for people to get visual inspiration at scale. Visual searches are becoming more and more common on Pinterest, with hundreds of millions of visual searches per month. We have invested heavily in computer vision to help people discover possibilities that traditional text-based search queries cannot offer. Our computer vision models “see” the content of each Pin and optimize billions of recommendations daily.

•

Human Curation and Personalization. Pinterest is a curated environment. The vast majority of Pins have been handpicked, saved and organized over the years by hundreds of millions of Pinners creating billions of boards; they are not the result of web crawling or indexing. We call this body of data the Pinterest taste graph.

Machine learning and computer vision help us find patterns in the data. We then understand each individual Pin’s relationship not just to the Pinner who saved it, but also to the ideas and aesthetics reflected by the names and content of the boards where it’s been pinned. We believe we can better predict what content will be helpful and relevant because Pinners tell us how they organize ideas. The Pinterest taste graph is the first-party data asset we use to power our visual recommendations.

When we scale human curation across hundreds of millions of Pinners saving over 175 billion Pins, we believe our taste graph and recommendations get exponentially better. Eighty-two percent of Pinners say Pinterest feels personalized to them, according to a survey of weekly active users by Talk Shoppe.

•

Designed for Action. People use Pinterest to visualize what their future could look like and make their dreams a reality. Eighty-five percent of Pinners say that they go to Pinterest to start a new project, according to a Talk Shoppe survey. Our goal is for each Pin to link back to a useful source—everything from a product to buy, ingredients for a recipe or instructions to build a project. We have built features that encourage Pinners to take action on ideas they see on Pinterest, with a special focus on making it easy for people to purchase products they discover on our service.

•

Empowering Environment. Pinners describe Pinterest as an inspiring place where they can focus on themselves, their interests and their future. Ninety-one percent of our users say that Pinterest is filled with positivity, according to a Talk Shoppe survey. This is an important part of our value proposition because people are less likely to dream about their future when they feel self-conscious, preoccupied with the problems of the day or gripped by a “fear of missing out.” On Pinterest, people can explore new things, free of much of the judgment that occurs elsewhere online. Eighty-nine percent of Pinners say that they leave our service feeling empowered, according to a Talk Shoppe survey.

Value Proposition for Advertisers

•

Empowering Environment. Advertisers are in the business of inspiration. On Pinterest, businesses have the opportunity to showcase their products and services in an inspiring, creative environment. This is rare on the internet, where consumers’ digital experiences can be stressful or negative, and brands can get caught in the crossfire. In 2018, Prophet, a global brand and marketing consultancy, ranked Pinterest as the third most relevant brand in the United States and first in its inspiration category. We believe that the inspirational and constructive feelings that many people experience on Pinterest make our site an especially effective environment for brands to build an emotional connection with consumers.

•

Valuable Audience. Pinterest reaches more than 250 million monthly active users, two thirds of whom are female. In the United States, our total audience includes 43% of internet users, according to an independent study by Comscore based on total unique visitors to our service. This includes eight out of 10 moms, who are often the primary decision-makers when it comes to buying products and services for their household, as well as more than half of all U.S. millennials. We expect to continue to grow our user base over time, especially in international markets.

The value of Pinterest’s audience to advertisers is driven not merely by the number of Pinners on our platform or their demographics, but also by the reason they come to Pinterest in the first place. Getting inspiration for your home, your style or your travel often means that you are actively looking for products and services to buy. Billions of searches happen on Pinterest every month. In the United States, more people use Pinterest to find or shop for products than on social networks, according to a survey by Cowen and Company. Sales at retail stores that primarily focus on our core verticals of food, home, beauty and fashion and internet retail sales of products in those verticals represented nearly two-thirds of retail sales of consumer goods in 2018 in the United States, according to Euromonitor. An analysis by Oracle of retail transactions from 2016 to 2017 showed that on average Pinterest households were 39% more likely to buy retail products, and they spent 29% more than the average household. Commercial content from brands, retailers and advertisers is central to Pinterest; the majority of Pins saved on our service are from businesses. Ads do not compete with the content Pinners want to see—they are native content. The mutually beneficial alignment between advertisers and Pinners differentiates us from other platforms where ads can be distracting or annoying. We are still in the early stages of building an advertising product suite that fully taps the value of this alignment between Pinners and advertisers, but we believe it will be a competitive advantage over the long term.

•	The Discovery Journey. Pinners travel from inspiration to action and back again on our service. Advertisers have the opportunity to put relevant content in front of them at every stage of this journey—when they are browsing through many possibilities, when they are comparing a handful of options and when they are ready to make a purchase. As a result, advertisers can achieve a range of objectives on Pinterest.

Our Market Opportunity

On Pinterest, businesses of all sizes and from many industries can achieve a diverse set of goals, from building brand awareness, to increasing online traffic, to driving sales. Our platform isn’t limited to just advertisers with “top-of-funnel” goals or to those just seeking conversions. The natural progression of Pinners’ discovery journey—from inspiration, to planning, to action—takes them down the full purchasing funnel, and advertisers can provide value to them every step of the way.

The global advertising market is projected to grow to $826 billion in 2022 from $693 billion in 2018, representing a 5% compound annual growth rate (“CAGR”), according to IDC. The digital advertising market alone is projected to grow to $423 billion in 2022 from $272 billion in 2018, representing a 12% CAGR, according to IDC. In 2018, the consumer packaged goods (“CPG”) and retail industries accounted for $64 billion of this digital advertising spend, and the travel, technology (includes computing, consumer electronics and telecom), automotive, media & entertainment and financial services industries accounted for an additional $144 billion. The United States continues to represent the largest digital advertising market in the world. The U.S. digital advertising market is projected to grow to $166 billion in 2022 from $104 billion in 2018, representing a 12% CAGR, according to IDC.

Our addressable market opportunity includes brand advertising and performance-based advertising across various formats.

•

Online Brand Advertising. People often come to Pinterest with commercial intent. Usually, they are still undecided about what products and services are right for them; 97% of the 1,000 most popular searches on Pinterest are unbranded. The early commercial intent of Pinners differentiates us from other platforms and is attractive to advertisers looking to raise awareness at the top of the purchasing funnel.

•

Offline Brand Advertising. We have an opportunity to capture brand advertising dollars currently being spent in offline channels. People seeking inspiration use Pinterest in ways that mirror how they use magazines and catalogs. Traditional offline advertising options—specifically print, direct mail, television and radio—accounted for $378 billion in global advertising spend in 2018, according to IDC. Long-term trends show that these advertising budgets are shifting to online channels. We believe Pinterest is well-positioned to capture this spend.

•

Online Performance Advertising. Pinners don’t just dream about their futures; they explore real options and often want to bring their dreams to life. They browse ideas, visit merchant websites and eventually buy products and services. These middle- and lower-funnel behaviors are highly valued by advertisers seeking consideration and conversions. According to IDC, search advertising alone is projected to grow to $169 billion in 2022 from $118 billion in 2018, representing a 9% CAGR.

Our Growth Strategy

We believe new and improved products for Pinners and advertisers will drive future user and revenue growth for Pinterest.

Pinner Products. Although there are a number of ways users come to Pinterest, historically we’ve attracted a large number of new Pinners organically because people who love our product have a natural desire to refer others. We expect future product improvements will make Pinterest more useful for current Pinners and attract new users to our service, especially in international markets. Specifically, we plan to:

•	improve the relevance of our visual recommendations by leveraging computer vision and other technical innovations, such as Lens, that deepen Pinners’ engagement with our service;

•	improve the utility of our service by making it easier for Pinners to go from inspiration to action—in particular, we want to make Pinterest more shoppable;

•	explore new features to encourage Pinners to discover a broader set of verticals such as automotive, technology, financial services, media and entertainment and travel;

•	make Pinterest more accessible to users around the world by localizing the product and content experience; and

•	bring additional high-quality commercial content onto the platform by deepening our partnerships with brands, retailers and content creators.

Advertising Products and Capabilities. We’re still in the early stages of our monetization efforts. Today, our advertising products help businesses reach Pinners across their decision-making journey. We address various advertiser objectives through our Promoted Pin ad format, which contains either a single image, a carousel of images or video. Our ability to develop new and improve existing advertising products will be an important driver of our future growth. Specifically, we are:

•	working to improve the relevance of ads on Pinterest by leveraging our insights into Pinners’ taste and interests;

•	building products that help advertisers deliver value to Pinners as they move down the purchasing funnel on our platform;

•	growing and diversifying our advertiser base, which we believe will also enable us to drive better ad relevance; and

•	investing in first- and third-party tools to better measure the performance of ads on our platform and prove their value to advertisers.

Advertiser Relationships. Our strategy to deepen our relationships with advertisers focuses on two priorities:

•

Scaling our business with existing advertisers. We currently have relationships with many of the largest CPG companies and retailers in the world. We believe we have a significant opportunity to gain a greater share of their advertising dollars and to attract more of their sister brands to Pinterest, particularly as improved measurement tools better demonstrate returns on current advertising spend.

•

Attracting more advertisers. We plan to increase our presence in verticals such as automotive, technology, financial services, media and entertainment and travel. We have also focused on working with SMBs. As we continue to invest in our self-serve platform, we expect our engagement with SMBs to continue to grow. Finally, we are expanding our international advertiser base, with an initial focus on Western Europe and other select markets to follow. Our international strategy targets engagement across advertiser scale and vertical focus. We are forging new and expanding existing relationships with large and mid-market advertisers to target key international markets.

We have experienced significant growth over the last several years. For the year ended December 31, 2018, we generated revenue of $755.9 million, as compared to $472.9 million for the same period in 2017, representing year-over-year growth of 60%. For the year ended December 31, 2018, we generated a net loss of $63.0 million and Adjusted EBITDA of $(39.0) million, as compared to a net loss of $130.0 million and Adjusted EBITDA of $(93.0) million, respectively, in the same period in 2017. See “—Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measure” for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”), to Adjusted EBITDA.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” beginning on page 16. These risks include, but are not limited to, the following:

•

Our ecosystem of Pinners and advertisers depends on our ability to attract, retain and engage our user base. If we fail to add new Pinners or retain current Pinners, or if Pinners engage less with us, our business, revenue and financial results could be harmed.

•

If we are not able to continue to provide content that is useful and relevant to Pinners’ personal taste and interests, Pinner growth, retention or engagement could decline, which could result in the loss of advertisers and revenue.

•	If we do not develop successful new products or improve existing ones, our business may suffer. We may also invest in new products that fail to attract or retain users or generate revenue.

•

Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base will be impaired and our business, revenue and financial results could be harmed.

•

If our security is compromised, or Pinners or advertisers believe our security has been compromised, Pinners and advertisers may use our service less or may stop using our service altogether, which could harm our business, revenue and financial results.

•

We depend in part on internet search engines to direct traffic and refer new users to our service. If search engines’ methodologies and policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our service or user growth, retention or engagement could decline, any of which could harm our business, revenue and financial results.

•

We allow users to access our service through third-party single sign-on tools. If these third parties discontinue these tools or experience a breach or outage in their platform, user growth or engagement could decline, and our business, revenue and financial results could be harmed.

•	If we are unable to compete effectively for users and advertisers, our business, revenue and financial results could be harmed.

•	We are in the early stages of our monetization efforts and there is no assurance we will be able to scale our business for future growth.

•

We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers or a reduction in how much they spend could harm our business, revenue and financial results.

•	We may not be able to develop effective products and tools, including measurement tools, for advertisers.

•	We may not succeed in further expanding and monetizing our platform internationally.

•	We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.

•	We have incurred operating losses in the past, anticipate increasing our operating expenses, expect to incur operating losses in the future and may never achieve or maintain profitability.

•	We may make decisions consistent with our mission and values that may reduce our short- or medium-term operating results.

•

We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters, which are subject to change and uncertain interpretation.

•	We may be liable as a result of content or information that is published or made available on our service.

•

We depend on Amazon Web Services for the vast majority of our compute, storage, data transfer and other services. Any disruption of, degradation in or interference with our use of Amazon Web Services could negatively affect our operations and harm our business, revenue and financial results.

•	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business, revenue and financial results.

•

A large number of Restricted Stock Units (“RSUs”) will vest in connection with this offering, and we may expend substantial funds in connection with the tax withholding and remittance obligations related to the settlement of RSUs and/or the exercise of outstanding stock options depending on the manner in which we fund these liabilities, which may have an adverse effect on our financial condition.

•

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our co-founders, executive officers, employees and directors, their affiliates, and all of our other existing stockholders (including those unaffiliated with any of our co-founders, executive officers, employees or directors). This will limit or preclude your ability to influence corporate matters. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering, with     % held by our co-founders, executive officers, directors, holders of more than 5% of our outstanding capital stock and their affiliates.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (“SEC”), the investor relations page on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate and Other Information

We were incorporated in Delaware in October 2008 as Cold Brew Labs Inc. In April 2012, we changed our name to Pinterest, Inc.

Our principal executive offices are located at 505 Brannan Street, San Francisco, California 94107, and our telephone number is (415) 762-7100. Our corporate website address is                                         . We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

The Pinterest name, our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may choose to take advantage of specified reduced disclosure and other requirements otherwise applicable generally to public companies that are not emerging growth companies.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30 and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide to stockholders may be different than you might get from other public companies in which you hold stock.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Class A common stock we are offering	shares.

Underwriters’ option to purchase additional shares of Class A common stock	We may sell up to additional shares if the underwriters exercise their option to purchase additional shares.

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding after this offering	shares.

Total Class A common stock and Class B common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $         (or approximately $        if the underwriters exercise their option to purchase additional shares in full) at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We expect to use the net proceeds for general corporate purposes, including working capital and operating expenses. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We may use a portion of the net proceeds of this offering to fund the remittance obligations of the company related to the settlement of the IPO-Vesting RSUs or outstanding stock options. See “Use of Proceeds.”

Voting rights	Shares of our Class A common stock will be entitled to one vote per share. Shares of our Class B common stock will be entitled to 20 votes per share.

The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Concentration of Ownership

The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Principal Stockholders” and “Description of Capital Stock.”

All shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of this offering, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of this offering, and (ii) a date that is between 90 to 540 days, as determined by the board of directors, after the death or permanent incapacity of Benjamin Silbermann, our Co-Founder, President and Chief Executive Officer.

Dividend policy	We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors,” beginning on page 16, for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed NYSE symbol	“PINS.”

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and

shares of our Class B common stock outstanding as of December 31, 2018, and                 shares of Class A common stock to be sold in the offering, and excludes:

•

76,634,864 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of December 31, 2018, with a weighted-average exercise price of $2.22 per share;

•	77,881,961 shares of our Class B common stock issuable upon the vesting of RSUs outstanding as of December 31, 2018;

•	28,530,519 shares of our Class B common stock issuable upon the vesting of RSUs granted after December 31, 2018;

•	2,564,103 shares reserved for issuance to fund a charitable giving program to be established by the company; and

•

70,791,555 shares of our Class A common stock reserved for future issuance under the 2019 Omnibus Incentive Plan (the “2019 Plan”). This number of shares includes the addition of a number of shares of our Class A common stock equal to the Prior Plan’s Available Reserve (as defined elsewhere in this prospectus under “Executive Compensation—2019 Omnibus Incentive Plan”). From and after the date of the completion of this offering, the number of shares of our Class A common stock reserved for issuance under our 2019 Plan will be increased by (i) the number of shares of our Class B common stock that become Prior Plan Returning Shares (as defined elsewhere in this prospectus under “Executive Compensation—2019 Omnibus Incentive Plan”), and (ii) annual increases on each January 1 (through and including January 1, 2029) in an amount equal to 5% of the total number of shares of our Class A common stock and our Class B common stock outstanding on December 31 immediately before each automatic increase, or a lesser number of shares determined by our board of directors. See “Executive Compensation—2019 Omnibus Incentive Plan.”

Of the shares described above, up to 76,356,679 shares of our Class B common stock will be issuable after this offering upon the exercise of outstanding stock options and up to 36,248,130 shares of our Class B common stock will be issuable after this offering upon the settlement of RSUs for which all vesting conditions will be met upon the completion of this offering. We refer to the RSUs for which all vesting conditions will be met upon the completion of this offering as the “IPO-Vesting RSUs.” We expect to settle the IPO-Vesting RSUs within the seven-month period following the completion of this offering. See “Executive Compensation—2009 Stock Plan.”

Except as otherwise noted, all information in this prospectus assumes:

•	a 1-for-3 reverse stock split, which we effected March 28, 2019;

•	the filing of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, which will be in effect upon the completion of this offering;

•

the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, as if such reclassification had occurred immediately prior to the completion of this offering;

•

the automatic conversion and reclassification of our outstanding redeemable convertible preferred stock into 308,372,983 shares of our Class B common stock, as if such conversion and reclassification had occurred immediately prior to the completion of this offering;

•	the issuance of shares of our Class B common stock upon the automatic net exercise of outstanding warrants, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, as if such exercise had occurred immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to December 31, 2018; and

•	the underwriters do not exercise their option to purchase additional shares of Class A common stock.

Summary Consolidated Financial Information and Other Data

The following tables present our summary historical financial data. The summary historical consolidated statements of operations data for the years ended December 31, 2017 and 2018, and the summary historical consolidated balance sheet data as of December 31, 2018, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated statements of operations data for the year ended December 31, 2016 has been derived from our audited consolidated financial statements that are not included in this prospectus. Our historical operating data may not be indicative of our future performance. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

This information should be read in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2016	2017	2018
	(in thousands, except per share amounts)
Revenue	$298,870	$472,852	$755,932
Costs and expenses (1):
Cost of revenue	159,958	178,664	241,584
Research and development	167,549	207,973	251,662
Sales and marketing	104,101	162,514	259,929
General and administrative	55,270	61,635	77,478

Total costs and expenses	486,878	610,786	830,653

Loss from operations	(188,008)	(137,934)	(74,721)
Other income (expense), net:
Interest income	6,368	8,313	13,152
Interest expense and other income (expense), net	(179)	(112)	(995)

Loss before provision for income taxes	(181,819)	(129,733)	(62,564)
Provision for income taxes	280	311	410

Net loss	$(182,099)	$(130,044)	$(62,974)

Net loss per share attributable to common stockholders, basic and diluted (2)		$(1.03)	$(0.50)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		126,562	127,091

Pro forma net loss per share attributable to common stockholders, basic and diluted			$(0.14)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted			460,606

Other financial information:
Adjusted EBITDA (3)	$(132,283)	$(92,995)	$(39,003)

(1)	Costs and expenses includes share-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2016	2017	2018
Cost of revenue	$555	$372	$83
Research and development	25,096	19,811	13,155
Sales and marketing	6,849	6,267	784
General and administrative	9,955	2,354	837

Total share-based compensation	$42,455	$28,804	$14,859

Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to outstanding RSUs as well as any other share-based awards we may grant in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—Share-Based Compensation.”

(2)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods we use to calculate basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders, respectively.

(3)

See “—Non-GAAP Financial Measure” for additional information and a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Consolidated Balance Sheet Data

	As of December 31, 2018
	Actual	Pro Forma (1)	Pro Forma as Adjusted (2)(3)
	(in thousands)
Cash, cash equivalents and marketable securities	$627,813
Working capital	780,925
Total assets	1,152,731
Total liabilities	281,895
Redeemable convertible preferred stock	1,465,399
Total stockholders’ equity (deficit)	(594,563)

(1)

The pro forma consolidated balance sheet data above gives effect to (i) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, (ii) the automatic conversion and reclassification of our redeemable convertible preferred stock into shares of our Class B common stock, as if such conversion and reclassification had occurred on December 31, 2018, (iii) the issuance of                      shares of our Class B common stock upon the automatic net exercise of outstanding warrants, as if such exercise had occurred on December 31, 2018, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will be in effect upon the completion of this offering and (v) share-based compensation expense of $885.5 million associated with IPO-Vesting RSUs for which the service condition was satisfied as of December 31, 2018, which has been reflected as an increase to additional paid-in capital and accumulated deficit. These RSUs are excluded from the pro forma consolidated balance sheet data because the underlying shares of Class B common stock will be issued subsequent to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data above gives effect to (i) the items described in footnote (1) above and (ii) our receipt of estimated net proceeds from the issuance and sale by us of                  shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and marketable securities, working capital, total assets, and total stockholders’ equity (deficit) by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions.

Non-GAAP Financial Measure

To supplement our consolidated financial statements presented in accordance with GAAP, we consider Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net loss adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income, interest expense and other income (expense), net and provision for income taxes.

We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes. We also believe Adjusted EBITDA provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key metrics we use for financial and operational decision-making. We are presenting Adjusted EBITDA to assist potential investors in seeing our operating results through the eyes of management, and because we believe that this measure provides an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net loss, the nearest GAAP equivalent. For example, Adjusted EBITDA excludes:

•	certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and

•	share-based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense and an important part of our compensation strategy.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA, for each of the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Reconciliation of Net Loss to Adjusted EBITDA
Net Loss	$(182,099)	$(130,044)	$(62,974)
Depreciation and amortization expense	13,270	16,135	20,859
Share-based compensation expense	42,455	28,804	14,859
Interest income	(6,368)	(8,313)	(13,152)
Interest expense and other (income) expense, net	179	112	995
Provision for income taxes	280	311	410

Adjusted EBITDA	$(132,283)	$(92,995)	$(39,003)

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks before deciding to invest in our Class A common stock. The occurrence of any of the following risks could harm our business, revenue and financial results. In addition, risks and uncertainties that are not presently known to us or that we currently believe are immaterial could also harm our business, revenue and financial results. If any of these risks occur, the value of our Class A common stock could decline and you may lose all or part of your investment.

Risks Related to the Company and our Industry

Our ecosystem of Pinners and advertisers depends on our ability to attract, retain and engage our user base. If we fail to add new Pinners or retain current Pinners, or if Pinners engage less with us, our business, revenue and financial results could be harmed.

We must continue to attract, retain and engage Pinners. Our active users may not continue to grow, and may decline. We anticipate that our active user growth rate will decline over time if the size of our active user base increases or we achieve higher market penetration rates. If our active user growth rate slows, our financial performance will increasingly depend on our ability to increase Pinner engagement and our monetization efforts.

If current and potential Pinners do not perceive their experience with our service to be useful, or the content that we serve to them to be relevant to their personal taste and interests, we may not be able to attract new Pinners, retain existing Pinners or maintain or increase the frequency and duration of their engagement. In addition, if our existing Pinners do not continue to utilize our service or our user base does not continue to grow, we may be required to incur significantly higher marketing expenses than we currently anticipate to add new Pinners or retain current Pinners.

We also may not be able to penetrate certain demographics in a meaningful manner to grow the number of Pinners. For example, in the United States, our total audience includes 43% of internet users, which includes approximately 80% of women ages 18-64 with children, according to an independent study by Comscore based on total unique visitors to our service. We may not be able to further increase the number of Pinners in this demographic and would need to increase the number of Pinners in other demographics, such as men and international users, in order to maintain our user growth rate. See “—We may not succeed in further expanding and monetizing our platform internationally.” Attracting Pinners from these demographics or countries may require significant expense, and we may not be successful.

In addition, our products typically require high bandwidth data capabilities, and many Pinners live in countries with high-end mobile device penetration and high bandwidth capacity cellular networks with large coverage areas. Therefore, we do not expect to experience rapid Pinner growth or engagement in countries with low smartphone penetration even if such countries have well-established and high bandwidth capacity cellular networks. We may also not experience rapid Pinner growth or engagement in countries where, even though smartphone penetration is high, consumers rely heavily on Wi-Fi due to the lack of sufficient cellular based data network. We have entered into, and plan to continue to enter into, contracts with data service providers that allow users to access our mobile application without it counting toward their monthly data allowance, a practice known as “zero rating.” Changes in regulations could adversely impact our existing and future contracts regarding our access to, and use of, zero-rating offers or other discounts or data usage for our service.

Our ability to serve advertisements on our platform, and therefore the value proposition for our advertisers, depends on the size and engagement of our user base. Our growth efforts are not currently focused on increasing the number of daily active users, and we do not anticipate that most of our users will become daily active users. Therefore, even if we are able to increase demand for our advertising products, we may not be able to deliver those advertisements if we cannot also increase the size and engagement of our user base, which could harm our business, revenue and financial results.

There are many factors that could negatively affect user growth, retention and engagement, including if:

•	our competitors mimic our products or product features, causing Pinners to utilize their products instead of, or more frequently than, our products, harming Pinner engagement and growth;

•	we do not provide a compelling Pinner experience because of the decisions we make regarding our products or the type and frequency of advertisements that we display;

•	our content is not relevant to Pinners’ personal taste and interests;

•	third parties do not permit or continue to permit their content to be displayed on our platform;

•	users have difficulty installing, updating or otherwise accessing our service on mobile devices or web browsers as a result of actions by us or third parties;

•	there are changes in the amount of time users spend across all applications and platforms, including ours;

•	technical or other problems frustrate the Pinner experience, particularly if those problems prevent us from delivering our service in a fast and reliable manner;

•	we are unable to address Pinner and advertiser concerns regarding the content, privacy and security of our service;

•	we are unable to combat spam, harassment, cyberbullying or other hostile, inappropriate, abusive or offensive content or usage on our products or services;

•	users adopt new technologies where our products or services may be displaced in favor of other products or services, or may not be featured or otherwise available; or

•	third-party initiatives that may enable greater use of our service, including low-cost or discounted data plans, are discontinued.

Any decrease in Pinner growth, retention or engagement could render our service less attractive to Pinners or advertisers, and could harm our business, revenue and financial results.

If we are not able to continue to provide content that is useful and relevant to Pinners’ personal taste and interests, Pinner growth, retention or engagement could decline, which could result in the loss of advertisers and revenue.

Our success depends on our ability to provide Pinners with content, including advertisements, that is useful and relevant to their personal taste and interests, which in turn depends on the content contributed by our users and advertisers and the manner in which we present that content to Pinners. Pinners engage with content that is relevant to their country, language and gender preferences as well as their personal intent. We may not correctly identify and serve content that is useful and relevant to Pinners. Content that is not visually pleasing, is not intuitive or easy to use or is not in the desired language may not be engaging for Pinners, particularly in non-U.S. and non-English speaking markets. If Pinners do not believe that we offer content that is useful and relevant to their personal taste and interests, Pinner growth, retention or engagement may decline, which could result in the loss of advertisers and revenue.

Some of the actions that we may take to make our content more useful and relevant may reduce traffic that we drive from our platform to the websites of third parties, which may reduce their willingness to contribute content to our service or support the continued availability of that content on our service. As part of our effort to maintain an empowering environment, we endeavor to keep divisive, disturbing or unsafe content off our service. We may do this by deleting or hiding certain types of content, even if this content would be permitted on other platforms, which could result in a decrease in user growth, retention or engagement. We apply significant judgment in making these determinations and may be unsuccessful in our efforts to remove this content on a timely basis, which could also result in a decrease in user growth, retention or engagement and result in liability for us. See “—We may be liable as a result of content or information that is published or made available on our service.”

We regularly monitor how our advertising affects Pinners’ experiences to ensure we do not deliver too many advertisements or irrelevant advertisements to Pinners. Therefore we may decide to change the number of advertisements or eliminate certain types of advertisements to ensure Pinners’ satisfaction in the service. We may make changes to our platform based on feedback provided by Pinners or advertisers. These decisions may not produce the long-term benefits that we expect, in which case Pinner growth, retention and engagement, our relationships with advertisers, and our business, revenue and financial results could be harmed.

Current and future data privacy laws and regulations, including the General Data Protection Regulation (“GDPR”), or new interpretations of existing laws and regulations, may limit our ability to collect and use data, which may impact our ability to effectively deliver relevant content. These laws and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance. Additionally, even if not prohibited by data privacy laws and regulations, we may elect not to collect certain types of data if we believe doing so would be inconsistent with our users’ expectations, if the source is unreliable or for any other reason. Similarly, the increase in news about online privacy may motivate Pinners to take more aggressive steps to protect their privacy. Pinners may elect not to allow data sharing for a number of reasons, such as data privacy concerns. This could impact our ability to deliver relevant content aligned with Pinners’ personal taste and interests. Additionally, the impact of these developments may disproportionately affect our business in comparison to certain peers in the technology sector that, by virtue of the scope and breadth of their operations or user base, have greater access to user data.

Substantially all our revenue is generated from advertising, and a decline in Pinner growth, retention or engagement as a result of our inability to provide relevant and useful content to Pinners, and therefore our inability to serve the volume of advertisements desired by our advertisers, may deter new advertisers from using our platform or cause current advertisers to reduce their spending with us or cease doing business with us altogether, which could harm our business, revenue and financial results.

If we do not develop successful new products or improve existing ones, our business may suffer. We may also invest in new products that fail to attract or retain users or generate revenue.

Our ability to grow, retain and engage our user base and therefore increase our revenue depends on our ability to successfully enhance our existing products and create new products, both independently and in conjunction with platform developers or other third parties, and to do so quickly. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience. Our focus on innovation and experimentation could result in unintended outcomes or decisions that are poorly received by Pinners. If new or enhanced products fail to engage our users, we may fail to generate sufficient revenue, operating margin or other value to justify our investments, any of which could harm our business, revenue and financial results. We also may develop new products that increase user engagement and costs that are not intended to increase revenue.

Our products often require users to learn new behaviors that may not always be intuitive to them. This can create a lag in adoption of new products by new or existing users. To the extent that new users are less willing to invest the time to learn to use our products, or if we are unable to make our products easier to learn to use, our user growth, retention or engagement could be affected, and our business, revenue and financial results could be harmed.

Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base will be impaired and our business, revenue and financial results could be harmed.

We believe that our brand identity and reputation, including that our service is an empowering environment, has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Pinterest” brand and reputation is critical to retaining and growing our user and advertiser base. We anticipate that maintaining and enhancing our brand and reputation will depend largely on our continued ability to provide high-quality, relevant, reliable, trustworthy and innovative products, which may require substantial investment and may not be successful. We may need to introduce new products or updates to existing products that require Pinners to agree to new terms of service that Pinners do not like, which may negatively affect our brand and reputation. Additionally, advertisements or actions of our advertisers may affect our brand and reputation if Pinners do not think the advertisements help them accomplish their objectives, view the advertisements as intrusive, annoying or misleading or have poor experiences with our advertisers.

Our brand and reputation may also be negatively affected by the content or actions of Pinners that are deemed to be hostile or inappropriate to other Pinners, by the actions of Pinners acting under false or inauthentic identities, by the use of our products or services to disseminate information that is deemed to be misleading, or by the use of our service for illicit, illegal or objectionable ends. We also may fail to respond expeditiously to the sharing of illegal, illicit or objectionable content on our service or objectionable practices by advertisers, or to otherwise address Pinner concerns, which could erode confidence in our brand and damage our reputation. We expect that our ability to identify and respond to this content in a timely manner may decrease as the number of Pinners grows, as the amount of content on the platform increases or as we expand our product and service offerings, such as video. Any governmental or regulatory inquiry, investigation or action, including based on the appearance of illegal, illicit or objectionable content on our platform or the failure to comply with laws and regulations, could damage our brand and reputation, regardless of the outcome.

We have experienced, and expect to continue to experience, media, legislative, governmental and regulatory scrutiny of our decisions. Any scrutiny regarding us, including regarding our data privacy, copyright, content or other practices, product changes, product quality, litigation or regulatory action or regarding the actions of our employees, Pinners or advertisers or other issues, may harm our brand and reputation. In addition, scrutiny of other companies in our industry, including of their impact on user “screen time” or their data privacy practices, could also have a negative impact on our brand and reputation. These concerns, whether actual or unfounded, may also deter Pinners or advertisers from using our service.

In addition, we may fail to adequately address the needs of Pinners or advertisers, which could erode confidence in our brand and damage our reputation. If we fail to promote and maintain the “Pinterest” brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, revenue and financial results could be harmed.

If our security is compromised, or Pinners or advertisers believe our security has been compromised, Pinners and advertisers may use our service less or may stop using our service altogether, which could harm our business, revenue and financial results.

Our efforts to protect the information that Pinners have shared with us may be unsuccessful due to the actions of third parties, software bugs or other technical malfunctions, employee error or malfeasance, hacking, viruses or other factors. In addition, third parties may attempt to fraudulently induce our employees or Pinners to disclose information to gain access to our data or Pinners’ data. Further, because the login credentials or passwords employed by Pinners to access our service may be similar to or the same as the ones that they use in connection with other platforms or websites, a breach in the security of those platforms or websites can allow third parties to gain unauthorized access to Pinners’ accounts on our service. If a third party gains unauthorized access to our service, they may post malicious spam and other content on our platform using a Pinner’s or advertiser’s account. If any of these events occur, our information or Pinners’ information could be accessed or disclosed improperly.

Some third parties, including advertisers, may store information that we share with them on their networks. If these third parties fail to implement adequate data-security practices or fail to comply with our terms and policies, Pinners’ data may be improperly accessed or disclosed. Even if these third parties take all the necessary precautions, their networks may still suffer a breach, which could compromise Pinners’ data.

Any incidents where Pinners’ information is accessed without authorization or is improperly used, or incidents that violate our privacy policy, terms of service or other policies, or the perception that an incident has occurred, could damage our brand and reputation and adversely impact our competitive position. In addition, government authorities or affected Pinners could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Maintaining the trust of Pinners is important to sustain Pinner growth, retention and engagement. Concerns over our data privacy practices, whether actual or unfounded, could subject us to negative publicity and damage our brand and reputation and deter Pinners and advertisers from using our service. Any of these occurrences could harm our business, revenue and financial results.

We depend in part on internet search engines to direct traffic and refer new users to our service. If search engines’ methodologies and policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our service or user growth, retention or engagement could decline, any of which could harm our business, revenue and financial results.

We depend in part on internet search engines, such as Bing, Google, Yahoo! and Yandex, to direct a significant amount of traffic to our service. For example, when a user types a query into a search engine, we may receive traffic and acquire new users when those search results include Pins, boards, Pinners and other features of our service that cause the user to click on the Pinterest result or create a Pinterest account. These actions increase Pinner growth due to signups of new users and increase retention and engagement of existing Pinners.

Our ability to maintain and increase the number of visitors directed to our service from search engines is not within our control. Search engines, such as Google, may modify their search algorithms and policies or enforce those policies in ways that are detrimental to us, that we are not able to predict or without prior notice. When that occurs, we expect to experience declines or de-indexing in the organic search ranking of certain Pinterest search results, leading to a decrease in traffic to our service, new user signups and existing user retention and engagement. We have experienced declines in traffic and user growth as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future. For example, in the first quarter of 2018, Google de-indexed our keyword landing pages, which negatively impacted traffic and user growth in the quarters that followed. Our ability to appeal these actions is limited, and we may not be able to revise our search engine optimization (“SEO”) strategies to recover the loss in traffic or user growth resulting from such actions. Changes in policies or their enforcement may not apply in the same manner to our competitors, or our competitors’ SEO strategies may be more successful than ours. In addition, some of these search engines are owned by companies that compete with various aspects of our business. To offset the impact on our user growth, we would need to increase our investment in other growth strategies, such as paid marketing or other initiatives that drive user acquisition, which may cost more and be less effective. Any significant reduction in the number of Pinners directed to our website or mobile application from search engines could harm our business, revenue and financial results.

We allow users to access our service through third-party single sign-on tools. If these third parties discontinue these tools or experience a breach or outage in their platform, user growth or engagement could decline, and our business, revenue and financial results could be harmed.

A significant number of Pinners use their Facebook or Google login credentials to access their accounts on our service. If security on those platforms is compromised, if Pinners are locked out from their accounts on those platforms or if those platforms experience an outage, Pinners may be unable to access our service. As a result, user growth and engagement on our service could be adversely affected, even if for a temporary period. For example, in the second quarter of 2018, Facebook changed its login authentication systems, which negatively impacted our user growth and engagement in that period. Additionally, if Facebook or Google discontinue single sign-on or experience an outage, then we may lose and be unable to recover users previously using this function, and our user growth or engagement could decline. Any of these events could harm our business, revenue and financial results.

If we are unable to compete effectively for users, our business, revenue and financial results could be harmed.

We face significant competition to attract, retain and engage users and for their time and attention. We primarily compete with consumer internet companies that are either tools (search, ecommerce) or media (newsfeeds, video, social networks). Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in user preferences. Barriers to entry in our industry are low, and our intellectual property rights may not be sufficient to prevent competitors from launching comparable products or services.

We compete with larger, more established companies such as Amazon, Facebook (including Instagram), Google, Snap and Twitter, which provide their users with a variety of online products, services, content and advertising offerings, including web search engines, social networks and other means of discovering, using or acquiring goods and services. Many of these competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger user bases than we do. These competitors also have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more relevant content. Our competitors have previously and may continue to develop technology, products, services or interfaces that are similar to our existing and future products quickly and at scale, or that achieve greater market acceptance than our products. Some of our competitors also operate existing products that have significant market power in certain market sectors and could use that market power to advance their own products or services that compete with ours. For example, Amazon, Google and Snap have introduced shopping platforms, each with camera search functionality, Google has developed a series of features on Google Image

Search that are similar to those of our service, including shoppable ads and a version of boards, called “Collections,” and Instagram and other platforms allow users to bookmark and save images and other content and create collections. These competitors may engage in more extensive research and development efforts and undertake more extensive marketing campaigns, which may allow them to build larger, more engaged user bases than we have. Also, some of our existing or potential competitors operate products or services from which we currently derive substantial value, and those competitors could reduce or eliminate the value we receive. See “—We depend in part on internet search engines to direct traffic and refer new users to our service. If search engines’ methodologies and policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our service or user growth, retention or engagement could decline, any of which could harm our business, revenue and financial results” and “—We allow users to access our service through third-party single sign-on tools. If these third parties discontinue these tools or experience a breach or outage in their platform, user growth or engagement could decline, and our business, revenue and financial results could be harmed.”

We also face competition from smaller companies in one or more high-value verticals, including Allrecipes, Houzz and Tastemade, that offer users engaging content and commerce opportunities through similar technology, products, features or services to ours. In addition, emerging startups may be able to innovate and provide technology, products, services or features faster than we can or may foresee the consumer need for new products, services or features before us.

In emerging international markets, where mobile devices often lack large storage capabilities, we may also compete with other applications for the limited space available on a user’s mobile device.

We believe that our ability to compete for users, which impacts the success of our business, depends upon many factors both within and beyond our control, including:

•	the usefulness, novelty, performance and reliability of our service compared to those of our competitors;

•	the timing and market acceptance of our products, including the developments and enhancements to those products, offered by us or our competitors;

•	our brand strength relative to our competitors; and

•	the other risks and uncertainties described in this prospectus.

If we are unable to compete effectively for users, our business, revenue and financial results could be harmed.

If we are unable to compete effectively for advertisers, our business, revenue and financial results could be harmed.

We face significant competition for advertising revenue across a variety of formats. To compete effectively, we must enable our advertisers to easily create content and buy, forecast, optimize and measure the performance of advertising on our platform. In order to grow our revenue and improve our operating results, we must increase our share of advertising spend relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products, as well as more robust tools to measure the effectiveness of advertising campaigns.

Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising spend. They have large distributed sales forces and an increasing amount of control over mobile distribution channels. These competitors’ economies of scale allow them to have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more targeted advertising. They may not need to rely on third-party data, including data provided by advertisers, in order to effectively target the campaigns of advertisers, which could make their advertising products more attractive to advertisers than ours if third-party data ceases to be available to us, whether because of regulatory changes, privacy concerns or other reasons. If we are unable to provide our advertisers with the ability to effectively target their advertising campaigns, or if our advertisers do not believe that our value proposition is as compelling as those of our competitors, we may not be able to attract new advertisers or retain existing ones, and our business, revenue and financial results could be harmed.

We believe that our ability to compete for advertisers, which impacts the success of our business, depends upon many factors both within and beyond our control, including:

•	sales, marketing, customer service and support efforts;

•	first- and third-party data available to us relative to our competitors;

•	ease of use, performance, price and reliability of solutions developed either by us or our competitors;

•	the attractiveness and volume of our product and service offerings (including measurement tools) compared to those of our competitors;

•	the strength of our advertiser relationships and offerings compared to those of our competitors;

•	the ease with which our advertising products fit into existing advertiser budgets compared to those of our competitors; and

•	the other risks and uncertainties described in this prospectus.

If we are unable to compete effectively for advertisers, our business, revenue and financial results could be harmed.

We are in the early stages of our monetization efforts and there is no assurance we will be able to scale our business for future growth.

We are in the early stages of our monetization efforts and are still growing and scaling our revenue model. Our growth strategy depends on, among other things, attracting more advertisers (including serving more mid-market and unmanaged advertisers and expanding our sales efforts to reach advertisers in additional international markets), scaling our business with existing advertisers and expanding our advertising product offerings, such as self-serve tools. There is no assurance that this revenue model will continue to be successful or that we will generate increasing revenue. We do not know if we can sustain the current growth rate of our revenue. To sustain or increase our revenue, we must obtain new advertisers, encourage existing advertisers to maintain or increase their advertising spend on our platform, expand the number of markets where we offer advertising and increase the breadth and functionality of our advertising offerings, including new advertising formats and measurement tools.

In order to obtain new advertisers and further our relationship with current advertisers, we must increase the size of our user base or the engagement of our users. There is no assurance that our user growth or engagement strategy will continue to be successful or that we will increase the number of users on our service. See “—Our ecosystem of Pinners and advertisers depends on our ability to attract, retain and engage our user base. If we fail to add new Pinners or retain current Pinners, or if Pinners engage less with us, our business, revenue and financial results could be harmed.”

In addition, to scale the growth of our ad platform, we will have to successfully develop and target ad products based on Pinners’ personal taste and interests, which will require broad and diverse Pinner data. If we are unable to do this with the data, technology and resources available to us, we may need to consider alternatives, such as partnerships, to grow our business. If we choose not to pursue these partnerships, or if these partnerships are unsuccessful, our business may prove less scalable, and our business, revenue and financial results could be harmed.

We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers or a reduction in how much they spend could harm our business, revenue and financial results.

Substantially all of our revenue is generated from third-party advertising, a trend that we expect to continue. Most advertisers do not have long-term advertising commitments with us. Many of our advertisers only recently started working with us and spend a relatively small portion of their overall advertising budget with us. In order to increase the number of advertisers and increase the portion of the advertising budget that our existing advertisers spend with us, we must invest in new tools and expand our sales force, and there can be no assurance that those efforts will be successful. In addition, advertisers may view some of our products or our platform as experimental and may devote only a small portion of their advertising spend to our platform until we develop measurement tools that demonstrate the effectiveness of our platform. In addition, many advertisers do not have advertising creative content in a format that would be successful on our platform and may be unable or unwilling to devote the technical or financial resources required to develop content for our platform. Advertisers will not do, or continue to do, business with us if they do not believe that our advertisements are effective in meeting their campaign goals, if we cannot measure the effectiveness of our advertising products or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives.

While no customer accounted for more than 10% of our revenue for the year ended December 31, 2018, a substantial portion of our revenue is derived from a small number of advertisers, and is currently concentrated in certain verticals, particularly CPG and retail. We either contract directly with advertisers or with advertising agencies on behalf of advertisers. Many of these advertising agencies are owned by large media corporations that exercise varying degrees of control over the agencies. Our business, revenue and financial results could be harmed by the loss of, or a deterioration in our relationship with, any of our largest advertisers or with any advertising agencies or the large media corporations that control them.

Our advertising revenue could be harmed by many other factors, including:

•	changes in the price of advertisements;

•	our inability to create new products that sustain or increase the value of our advertisements;

•	our inability to meet advertiser demand on our platform if we cannot increase the size and engagement of our user base;

•	changes in Pinner demographics that make us less attractive to advertisers;

•	our inability to make our ads more relevant and effective;

•	the availability, accuracy and utility of our analytics and measurement solutions that demonstrate the value of our advertisements, or our ability to further improve such tools;

•	changes to our data privacy practices (including as a result of changes to laws or regulations) that affect the type or manner of advertising that we are able to provide;

•	our inability to collect and share data which new or existing advertisers find useful;

•	competitive developments or advertiser perception of the value of our products that impact our ability to receive advertising spend or that reduce the volume of the advertising spend we receive;

•	product changes or advertising inventory management decisions we make that change the type, size or frequency of advertisements on our platform;

•	Pinners that upload content or take other actions that are deemed to be hostile, inappropriate, illicit, objectionable, illegal or otherwise not consistent with our advertisers’ brand;

•	the impact of invalid clicks or click fraud on our advertisements;

•	the failure of our advertising auction mechanism to target and price ads effectively;

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difficulty and frustration from advertisers who may need to reformat or change their advertisements to comply with our guidelines or experience challenges uploading and conforming their advertisements with our system requirements;

•	the macroeconomic climate and the status of the advertising industry in general; and

•	the other risks and uncertainties described in this prospectus.

These and other factors could reduce demand for our advertising products, which may reduce the amount that advertisers spend on our platform, or cause advertisers to stop advertising with us altogether. Any of these events could harm our business, revenue and financial results.

Our ability to generate revenue depends on the development of tools to accurately measure the effectiveness of advertisements on our platform.

Most advertisers rely on tools that measure the effectiveness of their ad campaigns in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising on our platform or we are unable to convince advertisers that our platform should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our revenue may be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign on our platform will be critical to our ability to attract new advertisers and retain, and increase spend from, our existing advertisers.

Developing and improving these tools may require significant time and resources and additional investment, and in some cases we may rely on third parties to provide data and technology needed to provide certain measurement data to our advertisers. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, or the measurement results are inconsistent with advertiser goals, our advertising revenue could be adversely affected.

One differentiating feature of our platform is that advertisers have the opportunity to put relevant content in front of Pinners at every stage of the purchase funnel, including during the early intent phase. However, many existing advertiser tools that measure the effectiveness of advertising do not account for the role of advertising early in a user’s decision-making process, which is when many users come to our service. As a result, we may not be able to demonstrate and measure for our advertisers the value of engaging with a Pinner during the early intent phase.

In addition, web and mobile browser developers, such as Apple, Microsoft or Google, may implement changes in browser or device functionality that impair our ability to measure the effectiveness of advertising on our platform, including by limiting the use of third-party cookies or other tracking technology. For example, Apple launched its Intelligent Tracking Prevention (“ITP”) feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. These restrictions make it more difficult for us to measure the effectiveness of advertising on our platform. Developers may release additional technology that further inhibits our ability to collect data that allows us to measure the effectiveness of advertising on our platform. Any other restriction, whether by law, regulation, policy or otherwise, on our ability to collect and share data which our advertisers find useful would impede our ability to attract and retain advertisers. For example, current and future data privacy laws and regulations, including GDPR, or new interpretations of existing laws and regulations, may limit our ability to use or benefit from tracking and measurement technologies, including cookies, and further reduce our ability to measure the effectiveness of advertising on our platform. Advertisers and other third parties who provide data that helps us deliver personalized, relevant advertising may restrict or stop sharing this data. If they stop sharing this data with us, it may not be possible for us to collect this data within the product or from another source.

We rely heavily on our ability to collect and share data and metrics for our advertisers to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our platform, which could harm our business, revenue and financial results. See “—Pinner metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.”

We may not be able to develop effective products and tools for advertisers.

Growth in our advertising revenue depends on our ability to continue to develop and offer effective products and tools for advertisers. New ad formats that take up more space on our platform may result in fewer impressions, which could adversely affect our revenue. As the advertising market generates and develops new concepts and technology, we may incur additional costs to implement more effective products and tools. Continuing to develop and improve these products and tools may require significant time and resources and additional investment. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising products and tools are not well received by advertisers, our advertising revenue could be adversely affected.

We may not succeed in further expanding and monetizing our platform internationally.

We plan to continue expanding our business operations abroad and offering content and advertising to Pinners and advertisers in other languages and countries. We plan to enter new international markets where we have limited or no experience in deploying our service or selling advertisements. In order to expand successfully, we need to offer content and products that are customized and relevant to local Pinners and advertisers, which requires significant investment of time and resources. We may launch our advertising platform in countries where we do not have sales staffing in place, where market perception of our service and ad platform may be low or where our audience size in a given market may be low relative to advertiser expectations, all or any of which could limit our ability to monetize those markets. As we expand into new international markets, we may not yet understand the full scope of Pinners’ personal taste and interests, demographics and culture in those markets, as well as advertiser expectations, target audiences and return on advertising spend. This may cause us to expand into markets before we are able to offer a service and advertising platform that has been sufficiently localized for those markets or where those markets lack the necessary demand and infrastructure for long-term adoption of our service. For example, we may experience challenges adapting our content and search tools to be localized for new markets. This may cause us to limit our expansion or decrease our operations in international markets, including discontinuing advertising in those markets or not monetizing those markets at all, which could harm our reputation and business, revenue and financial results. We expect the international advertising market to continue growing as more advertisers take advantage of the global audience. If the advertising market does not scale as we expect, our business, revenues and financial results could be harmed. If we fail to deploy or manage our operations in these markets successfully, we may not be as appealing to users and advertisers in those markets and our business, revenue and financial results could be harmed.

We plan to continue expanding our Pinner and advertiser base globally, where we have limited operating experience and may be subject to increased business and economic risks that could harm our business, revenue and financial results.

We are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base and advertiser base globally. These risks include:

•	political, social and economic instability;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and payment fraud;

•	enhanced difficulties of integrating any foreign acquisitions;

•	reduced protection for intellectual property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;

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different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions;

•	increasing labor costs due to high wage inflation in certain international jurisdictions;

•	compliance with statutory equity requirements;

•	regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent us from freely moving cash;

•	import and export controls and restrictions and changes in trade regulations;

•	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions;

•	compliance with GDPR and similar data privacy and data protection laws;

•	compliance with laws that might restrict content or require us to provide user information, including confidential information, to local authorities;

•	compliance with multiple tax jurisdictions and management of tax impact of global operations; and

•	the other risks and uncertainties described in this prospectus.

If we are unable to expand internationally and manage the complexity of global operations successfully, our business, revenue and financial results could be harmed.

We cannot assure you that we will effectively manage the growth of our business.

We have experienced rapid growth and demand for our service since inception. The growth and expansion of our business and product offerings and the increase in full-time employees place a significant strain on our management, operational and financial resources. This growth and expansion create significant challenges for our management, including managing multiple relationships with Pinners, advertisers, technology licensors and other third parties. If we continue to grow our operations or the number of our third-party relationships, our technology systems, procedures or internal controls may not be adequate.

We expect headcount growth to continue for the foreseeable future. As our organization continues to grow and we are required to implement more complex organizational management structures, we may also find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products. Although our principal offices are located in San Francisco, California, we have many offices, both domestic and abroad. This structure may increase these risks and make it more challenging to foster our culture and adequately oversee employees and business functions. This could harm our business, revenue and financial results.

We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. You should not rely on our past quarterly results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by companies like ours.

We have incurred operating losses in the past, anticipate increasing our operating expenses, expect to incur operating losses in the future and may never achieve or maintain profitability.

For all annual periods of our operating history we have experienced net losses and negative cash flows from operations. We generated net losses of $130.0 million and $63.0 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $845.4 million. We have not achieved profitability, and we may not realize sufficient revenue to achieve profitability in future periods.

In addition, we have granted RSUs, which are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which will be satisfied if an initial public offering or change of control (collectively, an “Initial Event”) occurs within seven years of the date of grant. As of December 31, 2018, no share-based compensation expense had been recognized for RSUs because an Initial Event had not occurred. In the quarter in which this offering is completed, we will begin recording share-based compensation expense using the accelerated attribution method for IPO-Vesting RSUs. If this offering had been completed on December 31, 2018, we would have recorded cumulative share-based compensation expense of $885.5 million, and we would expect to recognize the remaining $484.6 million of unrecognized share-based compensation expense over a weighted-average period of 3.4 years. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to outstanding RSUs (including the 28,530,519 RSUs we issued after December 31, 2018, for which we expect to recognize share-based compensation expense of $559.3 million over a weighted-average period of 4.1 years), as well as any other share-based awards we may grant in the future. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—Share-Based Compensation.”

We also anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to expand our operations domestically and internationally, enhance our product offerings, broaden our Pinner and advertiser base, expand our marketing channels, hire additional employees and develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may encounter unforeseen expenses, operating delays or other unknown factors that may result in losses in future periods. In addition, as of December 31, 2018, we had approximately $731.1 million of long-term contractual commitments that are not cancelable. In March 2019 we also entered into a lease for office space to be constructed near our current headquarters campus for which we will be subject to total non-cancelable minimum lease payments of approximately $420.0 million beginning in 2022 if certain contingencies are met. These non-cancelable commitments limit our ability to reduce our operating expenses in the future. Any failure to increase our revenue as we implement initiatives to grow our business could prevent us from achieving or maintaining profitability on either a quarterly or annual basis.

We may make decisions consistent with our mission and values that may reduce our short- or medium-term operating results.

Our mission—to bring everyone the inspiration to create a life they love—and company values are integral to everything we do. We frequently make decisions regarding our business and service in accordance with our mission and values that may reduce our short- or medium-term operating results if we believe those decisions will improve the experiences of Pinners, advertisers, employees or our community, and therefore benefit our business. For example, we may choose to remove content that we have determined does not create an empowering experience for Pinners or revise our policies in ways that decrease Pinner engagement. Also, we decided to extend certain GDPR rights, such as rights of access, correction and deletion, to all of our users worldwide, as opposed to only those in Europe. These decisions many not be consistent with the expectations of investors and any longer-term benefits may not materialize within the timeframe we expect or at all, which could harm our business, revenue and financial results.

Our operating results are likely to fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results are tied to certain key business metrics that have fluctuated in the past and are likely to fluctuate in the future, which makes them difficult to predict. Our operating results depend on numerous factors, many of which are outside of our control, including:

•	our ability to generate revenue from our service;

•	our ability to improve or maintain gross margins;

•	the number and relevancy of advertisements shown to Pinners;

•	the manner in which Pinners engage with different products, where certain products may generate different amounts of revenue;

•	downward pressure on the pricing of our advertisements;

•	the timing, cost of and mix of new and existing marketing and promotional efforts as we grow and expand our operations to remain competitive;

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seasonal fluctuations in spending by our advertisers, product usage by Pinners and growth rates for Pinners and engagement, each of which may change as our product offerings evolve or our business grows;

•	seasonal fluctuations in internet usage generally;

•	the success of technologies designed to block the display of ads;

•	development and introduction of new product offerings by us or our competitors;

•	the ability of our third-party providers to scale effectively and provide the necessary technical infrastructure for our service on a timely basis;

•	system failures, disruptions, breaches of security or data privacy or internet downtime, whether on our service or on those of third parties;

•	the inaccessibility of our service due to third-party actions;

•	changes in measurement of our metrics;

•	costs associated with the technical infrastructure used to operate our business, including hosting services;

•	fluctuations in the amount of share-based compensation expense, including in the quarter we complete this offering;

•	our ability to anticipate and adapt to the changing internet business or macroeconomic conditions; and

•	the other risks and uncertainties described in this prospectus.

We may need additional capital, and we cannot be sure that additional financing will be available.

We have incurred net losses and negative cash flow from operations for all prior annual periods, and we may not achieve or maintain profitability. As a result, we may require additional financing. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, investor demand and the condition of the capital markets at the time we seek financing. To the extent we use available funds or are unable to draw on our Revolving Credit and Guaranty Agreement, dated November 15, 2018 (the “revolving credit facility”), we may need to raise additional funds, and we cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution. In the event that we are unable to obtain additional financing on favorable terms, our interest expense and principal repayment requirements could increase significantly, which could harm our business, revenue and financial results.

We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters, which are subject to change and uncertain interpretation.

We receive, process, store, use and share data, some of which contains personal information. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection, storing, sharing, use, processing, disclosure and protection of personal information and other data from users, employees and business partners, the scope of which are regularly changing, subject to differing interpretations and may be inconsistent among countries or conflict with other rules. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, industry standards or our practices. The costs of complying with these laws and regulations are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope expands. The impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources.

These laws can be particularly restrictive in countries outside the United States. Both in the United States and abroad, these laws and regulations constantly evolve and remain subject to significant change. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and as the focus on data privacy and data protection increases globally, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws. GDPR came into application in May 2018 and applies to companies that offer goods or services to, or monitor the behavior of, individuals in Europe. GDPR expands the rights of individuals to control how their personal data is processed, includes restrictions on the use of personal data of children, creates new regulatory and operational requirements for processing personal data (in particular in case of a data breach), increases requirements for security and confidentiality and provides for significant penalties for non-compliance, including fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious infringements. In June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which will come into effect on January 1, 2020. The CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. However, legislators have stated that they intend to propose amendments to the CCPA, and it remains unclear what, if any, modifications will be made to the CCPA or how it will be interpreted. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply. These laws and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance.

Any failure or perceived failure by us to comply with our privacy policies, data privacy-related obligations to Pinners or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure to comply with these laws and regulations, may result in governmental enforcement actions or litigation that could expose our business to substantial financial penalties, or other monetary or non-monetary relief. Companies in the technology industry have recently experienced increased regulatory scrutiny relating to data privacy and data protection, and we may become subject to enhanced scrutiny and enforcement actions from regulators to ensure compliance with data privacy and data protection laws and regulations. In particular, in the European Union, we rely on interpretations of the GDPR which have not been tested in court or before the relevant authorities. If the relevant authorities adopt an interpretation of the GDPR that differs from our own, this could result in fines or penalties, lead us to change our data privacy policies and practices and limit our ability to deliver personalized advertising. Public statements against us by consumer advocacy groups or others could also cause Pinners to lose trust in us, which could result in declines in Pinner growth, retention or engagement and have an adverse effect on our brand, reputation and business. Additionally, if third parties that we work with, such as advertisers, service providers or developers, violate applicable laws or our policies, these violations may also put Pinners’ information at risk and could in turn have an adverse effect on our business, revenue and financial results.

Any significant change to applicable laws, regulations or industry practices, or to interpretations of existing laws and regulations, regarding the use or disclosure of Pinners’ data, or regarding the manner in which we obtain express or implied consent from Pinners for the use and disclosure of such data, could require us to modify our products, possibly in a material manner, and may limit our ability to develop new products that make use of the data that Pinners voluntarily share. There currently are a number of proposals pending before federal, state and foreign legislative and regulatory bodies. For example, the European Union is contemplating the adoption of the “ePrivacy Regulation” that would govern data privacy and the protection of personal data in electronic communications, in particular for direct marketing purposes. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our service, particularly as we expand our operations internationally.

Pinner metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We regularly review metrics, including the number of our active users and other measures to evaluate growth trends, measure our performance and make strategic decisions. We review the number of monthly active users (“MAUs”), which we define as a logged-in Pinterest user who visits our website or opens our mobile application at least once during the 30-day period ending on the date of measurement, as well as a number of other measures to evaluate growth trends and the depth and quality of engagement of Pinners. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. If we fail to maintain an effective analytics platform, our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. In the past, we have relied on other metrics that measure different activities, such as saving a Pin, clicking and other activities, as indicators of Pinner growth and engagement. We have in the past implemented, and may from time to time in the future implement, new methodologies for calculating these metrics which may result in the metrics from prior periods changing, decreasing or not being comparable to prior periods. For example, in the second quarter of 2018, we implemented our current methodology for tracking active users, which we believe better reflects user action on our service. We have restated our active user data for periods from the fourth quarter of 2016 to the first quarter of 2018 based on the information that was available to us under the prior methodology in a way that we believe is comparable to the current methodology. However, we were not able to restate active users for periods prior to the fourth quarter of 2016 based on the data available to us from those periods. As a result, active user information for the first, second and third quarters of 2016 are based on the prior methodology, although we believe the differences are not material. Our prior methodology for measuring active users relied on different signals depending on the platform where the user activity was measured—iOS, Android, web and mobile web—and inferred user activity in a way that required removal of certain data that would not indicate active use, such as background system requests. Our metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or data used.

Our MAU metrics may also be impacted by false or spam accounts in existence on our service. We regularly deactivate spam accounts that violate our terms of service, and exclude these users from the calculation of our MAU metrics; however, we may not succeed in identifying and removing all spam accounts from our service. Users are not prohibited from having more than one account on our service, and we treat multiple accounts held by a single person as multiple users for purposes of calculating our active users.

In addition, some of our demographic data may be incomplete or inaccurate. For example, because Pinners self-report their date of birth, our age-demographic data may differ from Pinners’ actual ages, or be unavailable. We receive age-demographic data for a portion of those Pinners from other third-party accounts that Pinners chose to authenticate with on our service, such as Facebook and Google, but there can be no assurance that those platforms will continue to give us permission to access that data or that the data we receive from those third parties is accurate. In addition, our data regarding the geographic location of Pinners and revenue by user geography is estimated based on a number of factors, which may not always accurately reflect the actual location and may be different depending on the metric we are calculating. If our metrics provide us with incorrect or incomplete information about Pinners and their behavior, we may make inaccurate conclusions about our business.

Technologies have been developed that can block the display of our ads, which could harm our business, revenue and financial results.

Technologies have been developed, and will likely continue to be developed, that can block the display of our ads. We generate substantially all of our revenue from advertising, and ad blocking technologies may prevent the display of certain of our ads, which could harm our business, revenue and financial results. Existing ad blocking technologies that have not been effective on our service may become effective as we make certain product changes, and new ad blocking technologies may be developed. More users may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of organic content and paid advertisements, or if users’ attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising and harm our business, revenue and financial results.

We depend on Amazon Web Services for the vast majority of our compute, storage, data transfer and other services. Any disruption of, degradation in or interference with our use of Amazon Web Services could negatively affect our operations and harm our business, revenue and financial results.

Amazon Web Services (“AWS”) provides the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We have a long-term commitment with AWS and our website, mobile application and internal tools use compute, storage, data transfer and other services provided by AWS. Under the agreement with AWS, as amended by an addendum entered into in May 2017, in return for negotiated concessions, we currently are required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. This addendum is terminable only under certain conditions, including by either party following the other party’s material breach, which may be the result of circumstances that are beyond our control. See “—We may be liable as a result of content or information that is published or made available on our service.” A material breach of this addendum by us, or early termination of the addendum as a result of an acquisition of us by another cloud services provider, could carry substantial penalties, including liquidated damages.

Any significant disruption of, limitation of our access to or other interference with our use of AWS would negatively impact our operations and our business could be harmed. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense and could disrupt or degrade our ability to deliver our products and services. Our business relies on the availability of our services for Pinners and advertisers. If Pinners or advertisers are not able to access our service or platform or encounter difficulties in doing so, we may lose Pinners or advertisers. The level of service provided by AWS could affect the availability or speed of our services, which may also impact the usage of and Pinners’ and advertisers’ satisfaction with our platform and could harm our business and reputation. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us, those actions could harm our business, revenue and financial results.

We utilize data center hosting facilities operated by AWS, located in various facilities around the world. An unexpected disruption of services provided by these data centers could hamper our ability to handle existing or increased traffic, or cause our platform to become unavailable, which may harm our reputation and business. See “—We rely on software, technologies and related services from other parties, and problems in their use or access could increase our costs and harm our business, revenue and financial results” and “—Any significant disruptions in the availability or speed of our systems could result in a loss of Pinners and advertisers” for more information on the risks of disruptions to these systems.

We must effectively operate with mobile operating systems, web browsers, networks, regulations and standards, which we do not control. Changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards may harm Pinner retention, growth and engagement.

Because our service is used on mobile devices and through web browsers, the application must remain interoperable with popular mobile operating systems and browsers, including Android, Chrome, iOS and Safari. We have no control over these operating systems and browsers. Any future changes to these operating systems or browsers that impact the accessibility, speed or functionality of our service or give preferential treatment to competitive products, could harm usage of our service. Our competitors that control the operating systems and browsers that our application runs on could make interoperability of our service with those systems and browsers more difficult. In addition, we plan to continue to introduce new products regularly and have experienced that it takes time to optimize products to function with these systems and browsers.

Historically, a significant amount of Pinner engagement occurred on smartphones with iOS operating systems. As a result, although our service worked with Android mobile devices, we prioritized development of our service to operate with iOS operating systems. As Pinner engagement on Android smartphones has increased over time, we shifted our prioritization to create similar Pinner experiences and feature parity on both mobile operating systems. To continue our user growth, retention and engagement, particularly internationally, we will need to continue these efforts so that Pinners have a consistent, high-quality experience across different devices. If we are unable to deliver consistent, high-quality Pinner experiences across different devices, Pinner growth, retention or engagement may decline, which could harm our business, revenue and financial results.

To deliver high-quality video and other content over mobile cellular networks, our products must work well with a range of mobile technologies, systems, networks, regulations and standards that we do not control. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and services and increase our cost of doing business. For example, in June 2018, the Federal Communications Commission repealed the 2015 “open internet rules,” which had prohibited broadband internet access service providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers by, for example, entering into arrangements where content providers could pay for faster or better access over their data networks. While the repeal of these net neutrality regulations became effective in June 2018, the future impact of, and any challenges to, this repeal remain uncertain, and the repeal could impact the way Pinners access the internet and the way we interact with internet service providers. These impacts and the uncertainty around them could harm our business. Other countries also have rules requiring equal access to internet content. Regulatory changes could limit Pinners’ ability to access our service or make our service a less attractive alternative to our competitors’ platforms and cause our user growth, retention or engagement to decline, which could harm our business, revenue and financial results.

If it becomes more difficult for Pinners to access and use our service on their browsers or mobile devices, if Pinners choose not to access or use our service on their mobile devices, or if Pinners choose to use mobile products that limit access to our service, Pinner growth, retention and engagement may decline, which could harm our business, revenue and financial results.

We rely on software, technologies and related services from other parties, and problems in their use or access could increase our costs and harm our business, revenue and financial results.

We rely on software, technologies and related services from third parties to operate critical functions of our business. Access to third-party technologies or services that we utilize may become unavailable due to a variety of reasons, including outages or interruptions. Unexpected delays in their availability or function can, in turn, affect the use or availability of our service. Further, third-party software and service providers may no longer provide such software and services on commercially reasonable terms or may fail to properly maintain or update their software. In such instances, we may be required to seek licenses to software or services from other parties or to redesign our products to function with new software or services. This could result in delays in the release of new products until equivalent technology can be identified, licensed or developed, and integrated into our platform and services. Furthermore, we might be forced to limit the features available in our current or future products. These occurrences, delays and limitations, if they occur, could harm our business, revenue and financial results.

Our business depends on our ability to maintain and scale our technology infrastructure.

Pinners access our service through our website or through a mobile device. Our reputation and ability to attract, retain and serve Pinners and advertisers is dependent upon the reliable performance of our service and our underlying technology infrastructure and content delivery processes. Our advertisers must be able to easily buy, forecast, optimize and measure the performance of ads on a responsive and stable platform. Advertisers will not continue to do business with us if our technology infrastructure is not reliable. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could harm our business. As our user and advertiser base and the volume and types of information shared on our service continue to grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy the needs of Pinners and advertisers, which could increase our costs. It is possible that we may fail to effectively scale and grow our technology infrastructure to accommodate these increased demands, which could harm our business, revenue and financial results.

Any significant disruptions in the availability or speed of our systems could result in a loss of Pinners and advertisers.

From time to time, we are subject to interruptions in or disruptions of our systems, whether due to system failures, internet downtime, computer viruses, physical or electronic break-ins, denial of service or fraud or security attacks (whether these issues occur on our platform or on those of third parties), which could affect the security or availability of our service, including our databases, and prevent Pinners and advertisers from accessing and using our service. If our platform is unavailable when Pinners or advertisers attempt to access it, if it does not load as quickly as they expect or if their content is not saved, Pinners may not return to our platform as often in the future, or at all.

In addition, our systems and operations are vulnerable to damage, delays or interruptions from fire, flood, power loss, telecommunications failure, spikes in usage volume, terrorist attacks, acts of war, earthquakes and similar events. We are particularly vulnerable to these types of events because our cloud computing infrastructure is currently located in one geographic region. In addition, the substantial majority of our employees are based in our headquarters located in San Francisco, California. If there is a catastrophic failure involving our systems or major disruptive event affecting our headquarters or the San Francisco area in general, we may be unable to operate our service. See “—If our security is compromised, or Pinners or advertisers believe our security has been compromised, Pinners and advertisers may use our service less or may stop using our service altogether, which could harm our business, revenue and financial results.”

A substantial portion of our technology infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic or cause our platform to become unavailable, which could harm our business. Any financial or other difficulties these providers face may harm our business. We exercise little control over these providers and are vulnerable to problems with the services they provide.

The occurrence of any of the foregoing risks could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such risks or may be insufficient to compensate us for losses that may occur. These events may result in distraction of management, loss of revenue and costs from litigation and enforcement. In addition, they could also result in significant expense to repair or replace damaged facilities and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products could materially harm our reputation and business.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business, revenue and financial results.

We currently depend on the continued services and performance of our key personnel, including Benjamin Silbermann and others. Mr. Silbermann’s employment, and the employment of our other key personnel, is at will, which means they may resign or be terminated for any reason at any time. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of management as well as our key engineering, design, marketing, sales and product development personnel, could disrupt our operations and harm our business.

In addition, it is important to our business to attract and retain highly talented personnel, particularly engineers with expertise in computer vision, artificial intelligence and machine learning. As we become a more mature company, we may find our recruiting and retention efforts more challenging because the marketplace for talent is highly competitive. The incentives provided by our stock option grants, restricted stock grants and restricted stock unit grants, or by other compensation arrangements, may not be effective to attract and retain employees. We may also be required to enhance wages, benefits and non-equity incentives. If our company culture changes, we may experience difficulties attracting and retaining personnel. If we do not succeed in attracting and retaining highly qualified personnel or the financial resources required to do so increase, we may not be able to meet our business objectives, and our business, revenue and financial results could be harmed.

Action by governments to restrict access to our service or certain of our products in their countries could harm our business, revenue and financial results.

Government authorities outside the United States may seek to restrict access to our service if they consider us to be in violation of their laws or for other reasons, and our service has been restricted by governments in other countries from time to time. For example, access to our service has been or is currently restricted in whole or in part in China, India, Kazakhstan and Turkey. Other governments may seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service, or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. For example, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content. It can be challenging to manage the requirements of multiple jurisdictions governing the type and nature of the content available on our service. If prohibitions or restrictions are imposed on our service, or if our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our user growth, retention and engagement may be adversely affected, and our business, revenue and financial results could be harmed.

We may be liable as a result of content or information that is published or made available on our service.

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and protection, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. We may be sued or face regulatory action for claims relating to content or information that is published or made available on our service. Our systems, tools and personnel that help us to proactively detect potentially policy-violating or otherwise inappropriate content cannot identify all such content on our service, and in many cases this content will appear on our service. This risk may increase as we develop and increase the use of certain products, such as video, for which identifying such content is challenging. Additionally, some controversial content may not be banned on our service and, even if it is not featured in advertisements or recommendations to Pinners, may still appear in search results or be saved on boards. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States. Further, if policy-violating content is found on our service, we may be in violation of the terms of certain of our key agreements, which may result in termination of the agreement and, in some cases, payment of damages. We could incur significant costs in investigating and defending such claims and, if we are found liable, damages. If any of these events occur, our business, revenue and financial results could be harmed.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act (the “DMCA”), the Communications Decency Act (the “CDA”) and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. The DMCA limits, but does not necessarily eliminate, our potential liability for caching, hosting, listing or linking to third-party content that may include materials that infringe copyrights. The CDA further limits our potential liability for content uploaded onto our service by third parties. Defenses such as the fair-use doctrine (and related doctrines in other countries) may be available to limit our potential liability for featuring third-party intellectual property content for purposes such as reporting, commentary and parody. In the European Union, the Electronic Commerce Directive offers certain limitations on our potential liability for featuring third-party content. However, each of these statutes and doctrines is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and we cannot guarantee that such frameworks and defenses will be available for our protection. Regulators in the United States and in other countries may introduce new regulatory regimes that increase potential liability for content available on our service, including liability for misleading or manipulative information, hate speech, privacy and copyrighted content. For example, there have been various

Congressional efforts to restrict the scope of the protections available to online platforms under Section 230 of the CDA, and current protections from liability for third-party content in the United States could decrease or change. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, and in the European Union, that could impose new obligations in areas affecting our business, such as liability for copyright infringement. The European Union’s proposed “EU Copyright Directive,” expected to be finalized in early 2019, would, if adopted in its current form, impose additional requirements to protect copyright owners against unlicensed use of their work and could add payment obligations or compliance costs and therefore affect our business model.

We could also face fines or orders restricting or blocking our service in particular countries as a result of content on our platform. For example, recently enacted legislation in Germany may impose significant fines for failures to comply with certain content removal and disclosure obligations. Additionally, the European Union is currently debating a regulation that would require the removal of terrorist-related content within one hour of being flagged. If the regulation is passed, the tools we use for certain removal obligations may not work and we may have to build custom tools.

Any new legislation may be difficult to comply with in a timely and comprehensive fashion and may substantially increase our costs. These costs could be prohibitively expensive for a company of our size, which could prevent us from launching a product in a particular market. This could disadvantage us relative to our competitors with more resources. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability and our business, revenue and financial results could be harmed.

We could become involved in legal disputes involving intellectual property claims or other disputes that are expensive to support, and if resolved adversely, could harm our business, revenue and financial results.

Companies in the internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various “non-practicing entities” that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against us to extract value through licensing or other settlements.

From time to time, we receive letters from patent holders alleging that some of our products infringe their patent rights and from trademark holders alleging infringement of their trademark rights. We also receive letters from holders of copyrighted content alleging infringement of their intellectual property rights, including DMCA take-down requests. We may introduce new products or changes to existing products or make other business changes, including in areas where we currently do not compete, which could increase our exposure to patent, copyright, trademark, trade secret and other intellectual property rights claims from competitors and non-practicing entities. Our technologies and content, including the content that Pinners pin to our service, may not be able to withstand such third-party claims.

We are presently involved in and have been subject to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and we expect to continue to be subject to intellectual property litigation and threats thereof. The costs of supporting such litigation are considerable, and there can be no assurances that a favorable outcome will be obtained. We may be required to settle such litigation on terms that are unfavorable to us. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment which may not be reversible upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. With respect to any intellectual property claims, we may have to seek a license to continue using technologies or engaging in practices found to be in violation of a third party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such technologies or practices may not be available to us at all. As a result, we may be required to discontinue use of such technologies or practices and to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all. Our business, revenue and financial results could be harmed as a result.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business, revenue and financial results could be harmed.

We rely, and expect to continue to rely, on a combination of confidentiality, invention assignment and license agreements with our employees, consultants and other third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we currently hold issued patents in multiple jurisdictions. In the future we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the use of our patents to third parties, which could require significant cash expenditures.

However, third parties may knowingly or unknowingly infringe or challenge our proprietary rights, and pending and future copyright, trademark and patent applications may not be approved. Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. We may not be able to prevent infringement without incurring substantial time and expense, if at all. There can be no assurance that others will not offer technologies, products, services, features or concepts that are substantially similar to ours and compete with our business. Similarly, particularly as we expand the scope of our business and the countries in which we operate, we may not be able to prevent third parties from infringing, or challenging our use of, our intellectual property rights, including those used to build and distinguish the “Pinterest” brand. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, products, services or features or methods of operations. Any of these events could harm our business, revenue and financial results.

Our use of “open source” software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.

A portion of the technologies we use incorporates “open source” software, and we may incorporate open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. In addition to using open source software, we also license to others some of our software through open source projects. Open sourcing our own software requires us to make the source code publicly available, and therefore can affect our ability to protect our intellectual property rights with respect to that software. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of its source code that incorporates or is a modification or derivative work of such licensed software. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the open source license or does not incorporate the open source software. Any of the foregoing could disrupt our ability to offer our products and harm our business, revenue and financial results.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute stockholder value and harm our business, revenue and financial results.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, products or technologies. Our previous and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions we make in the future. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. Our acquisition strategy may change over time and future acquisitions we complete could be viewed negatively by Pinners, advertisers, investors or other parties with whom we do business. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing or cash from operations. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results.

If we default on our credit obligations, our operations may be interrupted and our business, revenue and financial results could be harmed.

Our revolving credit facility provides our lenders with a first-priority lien against substantially all of our domestic assets, as well as certain domestic intellectual property, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations. It contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, incur liens, engage in transactions with affiliates, merge or consolidate with other companies, sell material businesses or assets, or license or transfer certain of our intellectual property. We are also required to maintain certain financial covenants, including a consolidated total assets covenant and a liquidity covenant. Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

If we fail to comply with the covenants under the revolving credit facility, lenders would have a right to, among other things, terminate the commitments to provide additional loans under the facility, enforce any liens on collateral securing the obligations under the facility, declare all outstanding loans and accrued interest and fees to be due and payable and require us to post cash collateral to be held as security for any reimbursement obligations in respect of any outstanding letters of credit issued under the facility. If any remedies under the facility were exercised, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, operations and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.

Additionally, our revolving credit facility utilizes LIBOR or various alternative methods set forth in our revolving credit facility to calculate the amount of accrued interest on any borrowings. In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. If a published U.S. dollar LIBOR rate is unavailable, the interest rates on our debt indexed to LIBOR will be determined using one of the alternative methods, any of which could, if the revolver is drawn, result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on this debt if U.S. dollar LIBOR were available in its current form, which could have a material adverse effect on our financing costs.

The interpretation and application of recent U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results.

Tax legislation commonly referred to as the 2017 Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. Among other changes, effective for tax years beginning after December 31, 2017, the Tax Act lowers the U.S. federal corporate income tax rate from 35% to 21%, changes the utilization of future net operating losses (generally prohibiting carrybacks and limiting the use of carryforwards) and changes how the United States imposes income tax on multinational corporations in a number of ways. The primary effect of the Tax Act on our financial results was a reduction of our deferred tax assets resulting from the reduction in the U.S. federal corporate income tax rate. Because we have established a full valuation allowance against our deferred tax assets, our consolidated financial statements were not materially affected. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the new law on us and may harm our operating results and financial condition. Accordingly, we are still analyzing the Tax Act with our professional advisers. Until that analysis is complete, the full impact of the new tax law on us during future periods is uncertain, and no assurances can be made on any potential impact.

Additionally, in March 2018, the European Commission released a proposal for a European Council directive on taxation of specified digital services. The proposal calls for an interim tax on certain revenues from digital activities, as well as a longer-term regime that creates a taxable presence for digital services and imposes tax on digital profits. We do not yet know the impact this proposal, if implemented, would have on our financial results. A number of other jurisdictions, including the United Kingdom, are considering enacting similar digital tax regimes. These efforts are alongside Organisation for Economic Co-operation and Development’s ongoing work, as part of its Base Erosion and Profit Shifting (BEPS) Action Plan, to issue a final report in 2020 that provides a long-term, multilateral proposal on taxation of the digital economy.

Further changes to the U.S. or non-U.S. taxation of our operations may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business, revenue and financial results.

We may have greater than anticipated tax liabilities, which could harm our business, revenue and financial results.

We operate in a number of tax jurisdictions globally, including in the United States at the federal, state and local levels, and in many other countries, and plan to continue to expand the scale of our operations in the future. Thus, we are subject to review and potential audit by a number of U.S. federal, state, local and non-U.S. tax authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Further, tax authorities may disagree with tax positions we take and challenge our tax positions. Successful unilateral or multi-jurisdictional actions by various tax authorities, including in the context of our current or future corporate operating structure and third-party and intercompany arrangements (including transfer pricing and the manner in which we develop, value and use our intellectual property), may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business, revenue and financial results.

Although we do not currently incur significant tax costs due to our history of operating losses, our tax liabilities may increase if our profitability increases in the future. In addition, our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws and the applicable tax rates in these jurisdictions (including future tax laws that may become material), tax treaties between countries, our eligibility for benefits under those tax treaties and the valuation of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income, which would reduce our profitability.

A large number of RSUs will vest in connection with this offering, and we may expend substantial funds in connection with the tax withholding and remittance obligations related to the settlement of RSUs and/or the exercise of outstanding stock options depending on the manner in which we fund these liabilities, which may have an adverse effect on our financial condition.

Up to 36,248,130 shares of our Class B common stock will be issuable after this offering upon the settlement of the IPO-Vesting RSUs and up to 76,634,864 shares of our Class B common stock will be issuable after this offering upon the exercise of outstanding stock options based on the number of IPO-Vesting RSUs and stock options outstanding as of December 31, 2018. On the settlement dates for the IPO-Vesting RSUs and upon exercise of stock options, we may choose to allow holders to sell a portion of the resulting shares of our common stock in the public market to satisfy the resulting tax withholding and remittance obligations related to the settlement or exercise of awards, which we refer to as “selling to cover,” or we may withhold shares and remit tax liabilities to the relevant tax authorities on behalf of the holders, which we refer to as a “net settlement.” We would withhold for tax obligations at the applicable statutory rates and currently expect that the average of these withholding rates will be approximately 39% and the income taxes due would be based on the then-current value of the underlying shares of our common stock and the taxable amounts resulting from the exercise of stock options.

We are obligated to settle the IPO-Vesting RSUs within the seven-month period following the completion of this offering. Based on the number of IPO-Vesting RSUs outstanding as of December 31, 2018, and assuming (i) the vesting of all IPO-Vesting RSUs on that date and (ii) that the price of our Class A common stock at the time of settlement was equal to $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that the tax withholding and remittance obligations would be approximately $                million in the aggregate. The amount of these obligations could be higher or lower, depending on the price of shares of our Class A common stock and the actual numbers of IPO-Vesting RSUs on the applicable settlement date. Assuming an approximate 39% tax withholding rate, we may undertake a net settlement of the awards by delivering an aggregate of approximately                  million shares of Class B common stock to IPO-Vesting RSU holders and withholding an aggregate of approximately                  million shares of Class B common stock, based on the number of IPO-Vesting RSUs outstanding as of December 31, 2018. These estimates do not include any RSUs for which the service vesting condition was met after December 31, 2018.

Based on the foregoing assumptions, if we chose to allow IPO-Vesting RSU holders to “sell to cover” to satisfy their tax withholding and remittance obligations rather than undertaking a net settlement of the awards, an aggregate of approximately                 million shares of our Class A common stock would be sold in the public market and an aggregate of approximately                 million shares of our Class B common stock would be delivered to the IPO-Vesting RSU holders.

We cannot predict when holders will exercise their stock options. However, if all options vested as of December 31, 2018 were exercised and the price of our Class A common stock at the time of exercise were equal to $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that the aggregate resulting tax withholding and remittance obligations would be approximately $                million. If we chose to allow holders to sell shares of our Class A common stock in the public market to satisfy these tax withholding and remittance obligations, an aggregate of approximately                 million shares of our Class A common stock would be sold in the public market and an aggregate of approximately                 million shares of our Class B common stock would be delivered to option holders. If we chose to undertake a net settlement of these options to satisfy these tax withholding obligations, we would expect to deliver an aggregate of approximately                 million shares of our Class B common stock to option holders and withholding an aggregate of approximately                 million shares of our Class B common stock.

Given the large number of IPO-Vesting RSUs that will be settled on a date or dates chosen by us within seven months of this offering, and given the large number of outstanding stock options, if we choose to net settle all or a portion of these awards we may expend substantial funds to satisfy the related tax withholding and remittance obligations during the year in which the completion of this offering occurs. To fund those tax withholding and remittance obligations, we may choose to borrow funds under our revolving credit facility, use a substantial portion of our existing cash, including funds raised in this offering, or rely on a combination of these alternatives. In the event that we elect to satisfy our tax withholding and remittance obligations in whole or in part by drawing on our revolving credit facility, our interest expense and principal repayment requirements could increase significantly, which could have an adverse effect on our financial results. Even if we allow holders to “sell to cover,” we may also temporarily expend substantial funds to pay the tax withholding and remittance obligations of our employees to the tax authorities on their behalf until we are repaid with the proceeds from the sale of their shares.

Sales of a large number of shares of our Class A common stock if holders “sell to cover” upon the settlement of RSUs and/or exercise of stock options may impact the market price of our Class A common stock. See “—A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.”

Our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2018, we had federal, California and other state net operating loss carryforwards of $547.5 million, $98.0 million and $96.0 million, respectively. If not utilized, these will begin to expire in 2028, 2028 and 2026, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and other similar provisions. Further, the Tax Act changed the federal rules governing net operating loss carryforwards. For net operating loss carryforwards arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer’s ability to utilize such carryforwards to 80% of taxable income. In addition, net operating loss carryforwards arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. Net operating loss carryforwards generated before January 1, 2018 (which represent the substantial majority of our net operating losses) will not be subject to the Tax Act’s taxable income limitation and will continue to have a twenty-year carryforward period. Nevertheless, our net operating loss carryforwards and other tax assets could expire before utilization and could be subject to limitations, which could harm our business, revenue and financial results.

Our financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could harm our revenue and financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Our Initial Public Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our co-founders, executive officers, employees and directors, their affiliates, and all of our other existing stockholders (including those unaffiliated with any of our co-founders, executive officers, employees or directors). This will limit or preclude your ability to influence corporate matters.

Our Class B common stock will have 20 votes per share, and our Class A common stock, which is the stock we are offering in this offering, will have one vote per share. Because of the 20-to-1 voting ratio between our Class B and Class A common stock, the holders of our outstanding Class B common stock will hold approximately         % of the voting power of our outstanding capital stock following this offering, with         % of the voting power of our outstanding capital stock following this offering held by our co-founders, executive officers, directors, and those that hold more than 5% of our outstanding capital stock before the completion of this offering, and their affiliates. Because the holders of our Class B common stock will hold in the aggregate significantly more than a majority of the combined voting power of our capital stock upon the completion of this offering, such holders (which include all of our existing stockholders, including those holders unaffiliated with any of our co-founders, executive officers, employees or directors) could control all matters submitted to our stockholders for approval. The holders of Class B common stock will no longer hold in the aggregate over 50% of the voting power of our outstanding capital stock once the Class B common stock represents in the aggregate less than approximately 4.76% of the outstanding capital stock of the company.

As a result, for the foreseeable future, holders of our Class B common stock could have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets, even if their stock holdings were to represent in the aggregate less than 50% of the outstanding shares of our capital stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. These holders of our Class B common stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This control may adversely affect the trading price of our Class A common stock. Despite no longer being employed by us, Paul Sciarra, one of our co-founders, remains able to exercise significant voting power. If we terminate our other co-founders’ employment, they would also continue to have the ability to exercise significant voting power to the extent they were to retain their Class B common stock while our other existing holders disposed of their Class B common stock.

Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of this offering, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of this offering, and (ii) a date that is between 90 to 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Conversions of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, one or more of our existing stockholders were to retain a significant portion of their holdings of Class B common stock for an extended period of time while all the other existing stockholders disposed of their Class B common stock, then those existing stockholders that retain significant holdings (while all the others dispose) could, in the future, control a majority of the combined voting power of our outstanding capital stock. For a description of the dual class structure, see “Description of Capital Stock.”

Our dual class structure may depress the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

An active trading market for our Class A common stock may never develop or be sustained.

We have applied to list our Class A common stock on the NYSE under the symbol “PINS.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation between the underwriters and us. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•

sales, or anticipated sales, of shares of our Class A common stock by us or our stockholders, including if stockholders sell shares of our Class A common stock into the market when the applicable lock-up period ends or to cover taxes due upon the settlement of RSUs or the exercise of stock options, or conversions, or anticipated conversions, of a substantial number of shares of our Class B common stock by our stockholders;

•	actions by institutional stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	forward-looking financial or operating information or financial projections we may provide to the public, any changes in that information or projections or our failure to meet projections;

•	any indebtedness we may incur in the future;

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual class structure and the significant voting control of holders of our Class B common stock;

•	announcements by us or our competitors of new products, features, services, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by us or estimates by third parties of actual or anticipated changes in the size of our user base or level of engagement, or those of our competitors;

•	the public’s perception of the quality and accuracy of our key metrics on our user base and engagement;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated fluctuations in our user growth, retention, engagement, revenue or other operating results;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Our executive officers, directors and the holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or have entered into lock-up agreements with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period. Pursuant to the lock-up agreements with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (i) if the restrictions set forth in the lock-up agreement would apply during any portion of the last trading window (meaning a broadly applicable period regularly scheduled to occur following our quarterly earnings release during which trading in our securities in the public market would not otherwise be restricted under our insider trading policy) scheduled to begin prior to the end of the lock-up period, (ii) at least 150 days have elapsed since the date of this prospectus and (iii) we have publicly released results for the quarterly period during which this offering occurred, then the last day of the lock-up period will be the later of (x) the trading day immediately prior to the scheduled commencement of the last trading window and (y) 150 days after the date of this prospectus. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period.

As a result of these agreements and the provisions of our investor rights agreement described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 and Rule 701, shares of our Class A common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning as early as 31 days following the completion of this offering, an aggregate of                 shares of our Class A common stock, based on the number of options outstanding as of March 31, 2019, and the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, may be eligible for sale in the public market in order to satisfy the tax withholding and remittance obligations of stock option holders resulting from the exercise of outstanding options;

•

beginning as early as August 5, 2019, an aggregate of                 shares of our Class A common stock, based on the number of RSUs outstanding as of March 31, 2019, and the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, may be eligible for sale in the public market in order to satisfy the tax withholding and remittance obligations of holders of RSUs resulting from the settlement of the IPO-Vesting RSUs; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described above), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter.

The shares of our Class A common stock that may be available in the public market prior to 181 days after the date of this prospectus could be higher or lower depending on the price of shares of our Class A common stock and the actual numbers of IPO-Vesting RSUs on the applicable settlement date and on the number of stock options exercised. Upon completion of this offering, stockholders owning an aggregate of 293,817,368 shares of our Class B common stock will be entitled, under our investor rights agreement, to certain rights with respect to the registration of the Class A common stock issuable upon conversion of such shares under the Securities Act. In addition, up to 180,532,624 shares of our Class B common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs, in each case as of March 29, 2019, and 70,791,555 shares of our Class A common stock are available for future issuance under our 2019 Plan. We intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our shares as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock of $        per share as of December 31, 2018. Investors purchasing shares of our Class A common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a

result, investors purchasing Class A common stock in this offering will incur immediate dilution of $        per share, based on the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and any previous exercise of stock options. In addition, as of December 31, 2018, options to purchase 76,634,864 shares of our Class B common stock with a weighted-average exercise price of approximately $2.22 per share were outstanding as well as 77,881,961 shares of our Class B common stock subject to RSUs. There are also 28,530,519 shares of Class B common stock subject to RSUs issued after December 31, 2018. The exercise of any of these options and settlement of any of these RSUs would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional capital stock or offering debt or other securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could also require substantial additional capital in excess of cash from operations.

Issuing additional shares of capital stock or other securities, including securities convertible into equity, may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us.

Additional stock issuances, including in connection with settlement of equity awards, could result in significant dilution to our stockholders.

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in significant dilution for holders of our Class A common stock. There are up to 180,532,624 shares of Class B common stock that may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs in each case as of March 29, 2019. We have                  shares of authorized but unissued Class A common stock that are currently not reserved for issuance under our equity incentive plans. We may issue all of these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue Class A common stock or other securities in connection with these acquisitions. Any common stock issued in connection with our equity incentive plans, acquisitions, the exercise of outstanding stock options, settlement of RSUs or otherwise would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We have broad discretion over the use of the net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these proceeds effectively could harm our business, results of operations and financial condition. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the “DGCL”) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•

our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

•	our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of 66 2⁄3% of the then-outstanding voting power of our capital stock;

•

our amended and restated bylaws will provide that the affirmative vote of 66 2⁄3% of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•

no provision in our amended and restated certificate of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•

only our chairman of the board of directors, our chief executive officer, our president or another officer selected by a majority of the board of directors are authorized to call a special meeting of stockholders;

•	certain litigation against us can only be brought in Delaware;

•	nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock;

•

our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal district court in the state of Delaware), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

Our Class A common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competition. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our Class A common stock to decline.

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment. In addition, our revolving credit facility contains restrictions on our ability to pay dividends.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not emerging growth companies, including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end upon the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion;

•

the date on which we are deemed to be a large accelerated filer under the Exchange Act, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30; or

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business, revenue and financial results could be harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and harm our business, revenue and financial results.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our service and our industry, including market size and growth rates of the markets in which we participate, that are based on industry surveys and publications or other publicly available information, other third-party survey data and research reports commissioned by us and our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates and information. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We have not independently verified this third-party information. Similarly, other third-party survey data and research reports commissioned by us, while believed by us to be reliable, are based on limited sample sizes and have not been independently verified by us.

While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections in this prospectus.

Certain statistical data estimates and forecasts contained in this prospectus are based on the following independent industry publications or reports:

•	International Data Corporation, Inc. (“IDC”), Digital Advertising Market Model (DAMM) 4Q18;

•	IDC, New Media Market Model (NMMM), 4Q18;

•	Euromonitor International Limited, Retailing 2019 edition;

•	Cowen and Company, “Facebook: US Ad Buyer Survey and Consumer Survey Highlights; Model Update,” January 10, 2019;

•	Comscore Media Metrix® Multi-Platform, Claims based on three audience groups: total audience, persons age: 18-34, and females 18-64 with kids, January 2019, U.S.; and

•	Prophet Brand Relevance Index 2018.

Information in this prospectus on the retailing market is from independent market research carried out by Euromonitor International Limited but should not be relied upon in the making, or refraining from making, any investment decision. Retail stores that primarily focus on the core verticals of food, home, beauty and fashion” refer to the aggregation of the following channels as per Euromonitor definitions: grocery retailers, apparel and footwear, bags and luggage and jewellery and watch retailers, beauty specialist retailers, drugstores/parapharmacies, home and garden retailers and home improvement and gardening and homewares and furnishing internet retailing. Internet retail sales represent total online sales of a corresponding product category.

Certain statistical information in this prospectus is based on the following survey and research reports commissioned by us:

•	“Time Well Spent Study,” Comscore custom research, December 2018, U.S.;

•	Talk Shoppe, U.S., Pinterest Personalization & Relevance Study, July 2018;

•	Talk Shoppe, U.S., Emotions, Attitudes and Usage Study, October 2018;

•	Oracle Data Cloud, Audience Profile Analysis, 2017;

•	Oracle Data Cloud, Albertsons 2017 Holiday campaign, 2018 Summer BBQ campaign;

•	Analytic Partners, Inc., Pinterest 2017 Measurement Cases Overview, May 2017; and

•	Millward Brown, Pinterest Norms Meta Analysis, 4Q 2018.

Unless otherwise indicated, these reports were based on surveys of monthly active users.

The Pinner and advertiser testimonials contained in this prospectus are from actual Pinners and advertisers. The Pinners and advertisers have agreed to the use of their testimonials and likenesses for marketing, advertising and other purposes. Some of these Pinners and advertisers were compensated nominal amounts for their time and effort associated with providing the testimonials and appearing in pictures or videos. The Pins and boards presented in this prospectus are illustrative examples of actual Pins and boards on our service.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the headings “Summary,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus contain forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. These include, but are not limited to, statements about:

•	our ability to attract and retain Pinners and their level of engagement;

•	our ability to provide content that is useful and relevant to Pinners’ personal taste and interests;

•	our ability to develop successful new products or improve existing ones;

•	our ability to maintain and enhance our brand and reputation;

•	potential harm caused by compromises in security;

•	our financial performance, including revenue, cost of revenue and operating expenses;

•	potential harm caused by changes in internet search engines’ methodologies, particularly search engine optimization methodologies and policies;

•	discontinuation, disruptions or outages in third-party single sign-on access;

•	our ability to compete effectively in our industry;

•	our ability to scale our business, including our monetization efforts;

•	our ability to attract and retain advertisers and scale our revenue model;

•	our ability to develop effective products and tools for advertisers, including measurement tools;

•	our ability to expand and monetize our platform internationally;

•	our ability to effectively manage the growth of our business;

•	our lack of operating history and ability to attain and sustain profitability;

•	fluctuations in our operating results;

•	decisions that reduce short-term revenue or profitability or do not produce the long-term benefits we expect;

•	our ability to raise additional capital;

•	our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and content;

•	our ability to comply with modified or new laws and regulations applying to our business, and potential harm to our business as a result of those laws and regulations;

•	real or perceived inaccuracies in metrics related to our business;

•	disruption of, degradation in or interference with our use of AWS and our infrastructure;

•	our ability to attract and retain personnel;

•	the timing and method of settlement of our outstanding RSUs; and

•	our expected uses of the net proceeds from this offering.

These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this prospectus speak only as of the date of this prospectus, and we undertake no obligation to update them in light of new information or future events, except as required by law.

You should carefully consider the above factors, as well as the factors discussed elsewhere in this prospectus, including under “Risk Factors,” before deciding to invest in our Class A common stock. The factors identified above should not be construed as an exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this prospectus. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $                (or approximately $        if the underwriters exercise their option to purchase additional shares in full) at an assumed initial public offering price of $        per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders.

We expect to use the net proceeds for general corporate purposes, including working capital and operating expenses. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We may use a portion of the net proceeds of this offering to fund the remittance obligations of the company related to the settlement of the IPO-Vesting RSUs or outstanding stock options. If we decide to undertake a net settlement of the IPO-Vesting RSUs or outstanding stock options rather than allowing holders to sell to cover, we may use an additional portion of the net proceeds to satisfy all or a portion of the anticipated tax withholding and remittance obligations related to the settlement or exercise of such awards. If we allow holders to “sell to cover,” we may also temporarily expend funds to pay the tax withholding and remittance obligations of our employees to the tax authorities on their behalf until we are repaid with the proceeds from the sale of their shares.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term and long-term interest-bearing instruments, including government and investment grade debt securities and money market funds.

A $1 change, up or down, in the price on the cover page of this prospectus would change our estimated net proceeds by $        , after deducting underwriting discounts and commissions. Similarly, a change in the number of shares of Class A common stock we sell would increase or decrease our net proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Future cash dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant.

In addition, our revolving credit facility contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2018, as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, (ii) the automatic conversion and reclassification of our redeemable convertible preferred stock into shares of our Class B common stock, as if such conversion and reclassification had occurred on December 31, 2018, (iii) the issuance of                  shares of our Class B common stock upon the automatic net exercise of outstanding warrants, as if such exercise had occurred on December 31, 2018, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, (iv) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will be in effect upon the completion of this offering and (v) share-based compensation expense of $885.5 million associated with IPO-Vesting RSUs for which the service condition was satisfied as of December 31, 2018, which has been reflected as an increase to additional paid-in capital and accumulated deficit (these RSUs are excluded from the pro forma and pro forma as adjusted information set forth in the table below because the underlying shares of Class B common stock will be issued subsequent to the completion of this offering); and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) our receipt of estimated net proceeds from the issuance and sale by us of                  shares of our Class A common stock in this offering, based upon the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of December 31, 2018
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except per share data)
Cash, cash equivalents and marketable securities	$627,813	$	$

Redeemable convertible preferred stock warrant liability	$4,934
Redeemable convertible preferred stock, par value $0.00001 per share: 928,676 shares authorized, 308,373 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma, and pro forma as adjusted	1,465,399
Stockholders’ equity (deficit):
Common stock, par value $0.00001 per share: 1,932,500 shares authorized, 127,298 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1
Class A common stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; 6,666,667 shares authorized, no shares issued and outstanding, pro forma; and 6,666,667 shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; 1,333,333 shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	252,212
Accumulated other comprehensive loss	(1,421)
Accumulated deficit	(845,355)

Total stockholders’ equity (deficit)	(594,563)

Total capitalization	$875,770	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $        million, assuming the assumed initial public offering price of $        per share of Class A common stock remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

If the underwriters’ option to purchase additional shares of Class A common stock were exercised in full, pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares of Class A common stock outstanding as of December 31, 2018 would be $        , $        , $        , $        and                  shares, respectively.

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing stockholders. Pro forma net tangible book value per share represents the amount of stockholders’ equity (deficit) excluding intangible assets, divided by the number of shares of common stock outstanding at that date, after giving effect to the automatic conversion and reclassification of our redeemable convertible preferred stock and issuance of Class B common stock upon the automatic net exercise of outstanding warrants prior to the completion of this offering.

Our pro forma net tangible book value as of December 31, 2018 was $        million, or approximately $        per share of common stock (assuming                  shares of common stock outstanding, after giving effect to the automatic conversion and reclassification of our redeemable convertible preferred stock and the issuance of shares of Class B common stock upon the automatic net exercise of outstanding warrants prior to the completion of this offering, as if such conversion, reclassification and exercise had occurred on December 31, 2018).

Pro forma as adjusted net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of                  shares of our Class A common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been approximately $        million or approximately $        per share. This amount represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $        per share to purchasers of our Class A common stock in this offering, as illustrated in the following table.

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share as of December 31, 2018	$
Increase in pro forma net tangible book value per share attributable to investors in this offering

Pro forma net tangible book value per share as adjusted to give effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$

A $1 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $        million or approximately $        per share, and the dilution in the pro forma as adjusted net tangible book value per share to investors in this offering by approximately $        per share, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. This pro forma information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of December 31, 2018, on the pro forma as adjusted basis described above, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share of our common stock paid by existing stockholders. The calculation with respect to shares purchased by new investors in this offering reflects the issuance of                  shares of our Class A common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%			100%		$

If the underwriters exercise their option to purchase additional shares in full, the number of shares of our Class A common stock held by new investors will increase to                 , or                percent, of the total number of shares of our common stock outstanding after this offering.

To the extent that any outstanding options are exercised, outstanding RSUs settle, new options or RSUs are issued under our equity compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present our selected historical financial data. The selected historical consolidated statements of operations data for the years ended December 31, 2017 and 2018, and the selected historical consolidated balance sheets data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the year ended December 31, 2016 has been derived from our audited consolidated financial statements that are not included in this prospectus. Our historical operating data may not be indicative of our future performance. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

This information should be read in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2016	2017	2018
	(in thousands, except per share amounts)
Revenue	$298,870	$472,852	$755,932
Costs and expenses (1):
Cost of revenue	159,958	178,664	241,584
Research and development	167,549	207,973	251,662
Sales and marketing	104,101	162,514	259,929
General and administrative	55,270	61,635	77,478

Total costs and expenses	486,878	610,786	830,653

Loss from operations	(188,008)	(137,934)	(74,721)
Other income (expense), net:
Interest income	6,368	8,313	13,152
Interest expense and other income (expense), net	(179)	(112)	(995)

Loss before provision for income taxes	(181,819)	(129,733)	(62,564)
Provision for income taxes	280	311	410

Net loss	$(182,099)	$(130,044)	$(62,974)

Net loss per share attributable to common stockholders, basic and diluted (2)		$(1.03)	$(0.50)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		126,562	127,091

Pro forma net loss per share attributable to common stockholders, basic and diluted			$(0.14)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted			460,606

Other financial information:
Adjusted EBITDA (3)	$(132,283)	$(92,995)	$(39,003)

(1)	Costs and expenses includes share-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2016	2017	2018
Cost of revenue	$555	$372	$83
Research and development	25,096	19,811	13,155
Sales and marketing	6,849	6,267	784
General and administrative	9,955	2,354	837

Total share-based compensation	$42,455	$28,804	$14,859

Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to outstanding RSUs as well as any other share-based awards we may grant in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance —Share-Based Compensation.”

(2)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods we use to calculate basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders, respectively.

(3)

See “Summary—Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measure” for additional information and a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Consolidated Balance Sheets Data

	As of December 31,
	2017	2018
	(in thousands)
Cash, cash equivalents and marketable securities	$711,628	$627,813
Working capital	807,157	780,925
Total assets	1,173,045	1,152,731
Total liabilities	254,110	281,895
Redeemable convertible preferred stock	1,465,399	1,465,399
Total stockholders’ equity (deficit)	(546,464)	(594,563)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview / History

Pinterest is where more than 250 million people around the world go to get inspiration for their lives. They come to discover ideas for just about anything you can imagine: daily activities like cooking dinner or deciding what to wear, major commitments like remodeling a house or training for a marathon, ongoing passions like fly fishing or fashion, and milestone events like planning a wedding or a dream vacation.

On Pinterest, inspiration enables action because people want to make their dreams a reality. Getting inspiration for your home, your style or your travel often means that you are actively looking for products and services to buy. Ads do not compete with the content Pinners want to see—they are native content. We believe Pinners’ and advertisers’ interests are fundamentally aligned on Pinterest, allowing us to build a sustainable business while simultaneously improving our core product experience.

Since our founding, we’ve focused on creating long-term value through a series of investments with specific objectives. Prior to 2015, our priority was to build an outstanding core product experience for our U.S. users. We invested heavily in the development of our technology platform to deliver relevant visual content to our users and create a highly personalized and meaningful service. These investments led to significant growth in our U.S. active user base. In 2016, we expanded our focus to include an international audience using a deliberate, staged approach. Initially, we localized our content and improved product comprehension in five countries to develop a “playbook” for internationalization. Once we refined this playbook, we expanded our focus to 15 international markets and have continued to expand from there. Concurrent with this international expansion, we also continued to make investments in order to attract new users in our existing markets, including in the United States. For example, we are working to develop new features that complement a broader set of verticals such as automotive, technology, financial services, media and entertainment and travel, which we believe will attract new users to our service.

We took a similarly deliberate approach to our monetization efforts. In 2014, we introduced advertising to our platform. We initially built our business with large CPG and retail advertisers in the United States who typically have large marketing budgets and had the greatest affinity for our core use cases at that time. We then scaled our sales force to support these advertisers and grew their spend with us over time while broadening the mix of advertisers across verticals. As these advertisers scaled their investment on our platform, we have increased our focus on building the product and measurement tools required to serve mid-market and unmanaged advertisers. Recently, we have also begun to focus on expanding our international advertiser base. We believe that increased international monetization presents an important opportunity for growth, and we are working on localizing our product and expanding our business operations to better serve our international user and advertiser base.

We have experienced significant growth in users and monetization over the last several years. To support this growth, we have made, and will continue to make, investments to drive specific objectives in technology, sales and marketing. As we continue to grow users, expand our advertising business and optimize our cost structure, we expect to benefit from increasing operating leverage. We work with third-party infrastructure partners to host our applications rather than making up-front capital commitments to build our own infrastructure.

For the year ended December 31, 2018, we generated revenue of $755.9 million, as compared to $472.9 million for the year ended December 31, 2017, representing year-over-year growth of 60%. For the year ended December 31, 2018, we generated a net loss of $63.0 million and Adjusted EBITDA of $(39.0) million, as compared to a net loss of $130.0 million and Adjusted EBITDA of $(93.0) million, respectively, for the year ended December 31, 2017. See “Summary—Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measure” for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Key Metrics

Trends in User Metrics

Monthly Active Users. We define a monthly active user as a logged-in Pinterest user who visits our website or opens our mobile application at least once during the 30-day period ending on the date of measurement. We present MAUs based on the number of MAUs measured on the last day of the current period. We calculate average MAUs based on the average between the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. MAUs are the primary metric by which we measure the scale of our active user base.

Quarterly Monthly Active Users

(in millions)

Note: For a discussion of how we measured MAUs for the first, second and third quarters of 2016, see “Risk Factors—Risks Related to the Company and our Industry—Pinner metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.” United States and International may not sum to Global due to rounding.

A portion of our MAUs visit Pinterest on a weekly basis. We define a weekly active user (“WAU”) as a logged-in Pinterest user who visits our website or opens our mobile application at least once during the seven-day period ending on the date of measurement. We actively monitor the relationship of WAUs to MAUs, which has stayed relatively consistent over time. As of December 31, 2018, the proportion of WAUs to MAUs was 57%.

We have experienced significant growth in our global MAUs over the last several years. In particular, our international MAUs have grown significantly as a result of our recent focus on localizing content in international markets. We expect this international user growth to continue to outpace U.S. user growth in the near term.

Trends in Monetization Metrics

Revenue. We calculate revenue by user geography based on our estimate of the geography in which ad impressions are delivered. The geography of our users affects our revenue and financial results because we currently only monetize certain countries and currencies and because we monetize different geographies at different average rates. Our revenue in the United States is higher primarily due to our decision to focus our earliest monetization efforts there and also due to the relative size and maturity of the U.S. digital advertising market.

Quarterly Revenue

(in millions)

Note: Revenue by geography in the charts above is geographically apportioned based on our estimate of the geographic location of our users when they perform a revenue-generating activity. This allocation differs from our disclosure of revenue disaggregated by geography in the notes to our consolidated financial statements where revenue is geographically apportioned based on our customers’ billing addresses. United States and International may not sum to Global due to rounding; quarterly amounts may not sum to annual due to rounding.

Average Revenue per User (“ARPU”). We measure monetization of our platform through our average revenue per user metric. We define ARPU as our total revenue in a given geography during a period divided by the average of the number of MAUs in that geography during the period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur. We present ARPU on a U.S. and international basis because we currently monetize users in different geographies at different average rates. U.S. ARPU is higher primarily due to our decision to focus our earliest monetization efforts there and also due to the relative size and maturity of the U.S. digital advertising market.

Quarterly Average Revenue per User

For the year ended December 31, 2018, global ARPU was $3.14, which represents an increase of 25% compared to the year ended December 31, 2017. For the year ended December 31, 2018, U.S. ARPU was $9.04 and international ARPU was $0.25, which represent increases of 47% and 22%, respectively, compared to the year ended December 31, 2017.

Factors Affecting Our Performance

Growth in MAUs. User growth trends, which are reflected in the number of MAUs, are a key factor that affects our revenue and financial results. As our user base and the quality of engagement of our users grow, we believe the potential to increase our revenue grows.

We are focused on increasing the ways Pinners use and get value from our platform and on expanding our user base, with an emphasis on international markets.

We may face challenges enhancing the quality of engagement and increasing the size of our user base, including competition from alternative products and services, saturation of existing markets, difficulties scaling in international markets, a lack of sufficiently relevant content available on Pinterest, actions by external parties (such as changes in search engine methodologies and policies and disruptions in single sign-on access) or changes in regulations (which require changes to our products in a manner that negatively impacts our user growth, retention and engagement). We expect revenue growth will be driven more by the quality of user engagement and higher monetization of users than by sheer growth of users. To the extent our user growth slows, our revenue growth will become increasingly dependent on our ability to increase the quality of user engagement.

Growth in Monetization. Monetization trends, which are reflected in ARPU, are a key factor that affects our revenue and financial results.

We are in the early stages of our monetization efforts. We are focused on increasingly serving more mid-market and unmanaged advertisers and expanding our sales efforts to reach advertisers in additional international markets, with an initial focus on Western Europe and other select markets to follow. We are working on building more self-serve tools to help our mid-market and unmanaged advertisers with ad creation, campaign scaling and measurement.

There are many variables that impact ARPU, including the number of ad impressions shown on our platform and the price per ad, which depends on a number of factors including the engagement of our audience and the quality of that engagement, the number and diversity of our advertisers, the amount of advertising spend, an advertiser’s objectives, ad performance, the effectiveness of our advertising products and our ability to measure that effectiveness for our advertisers, as well as the effect of geographic differences on each of these factors. Due to our decision to focus our earliest monetization efforts in the United States, we have less experience monetizing international markets and therefore may experience challenges scaling and monetizing these markets due to differences in Pinners’ taste and interests and advertisers’ expectations. The international advertising market is also smaller and less mature than the U.S. digital advertising market.

Investment in Technology. We make investments in technology that we believe will enhance Pinner and advertiser experiences. Key investment areas for our platform include machine learning, computer vision and our recommendation engine. We also invest heavily in our advertising products, including our self-serve platform and first- and third-party measurement tools. Our ability to grow our user base, attract new advertisers and increase our revenue will depend, in part, on our ability to continue innovating in visual search and discovery and our ability to successfully launch new products for Pinners and advertisers. We plan to continue making significant investments in research and development and may develop products for Pinners that cannot be immediately monetized.

Investment in Talent. Our business relies on our ability to attract and retain talent. As of December 31, 2018, we had 1,797 full-time employees, an increase of 32% compared to December 31, 2017.

Competition. We face significant competition in almost every aspect of our business. We primarily compete with consumer internet companies that are either tools (search, ecommerce) or media (newsfeeds, video, social networks). We also compete for advertising revenue across a variety of formats. Some of our competitors have greater financial resources and substantially larger user bases. These competitors’ economies of scale allow them to have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more targeted advertising. We must compete effectively for users and advertisers in order to grow our business and increase our revenue. We believe that our ability to compete for users depends on a number of factors, including the quality of our users’ experience on our service and on other platforms. We believe that our ability to compete effectively for advertisers depends on a number of factors, including our ability to offer attractive advertising products with robust targeting and measurement tools.

Seasonality. We experience seasonality in user growth, engagement and monetization on our platform. Historically, sequential user growth is slowest in the second calendar quarter. Industry advertising spend tends to be strongest in the fourth quarter, and we observe a similar pattern in our historical advertising revenue. The significant user and monetization growth have partially offset these trends in historical periods.

Share-Based Compensation. We began granting RSUs in March 2015. Our RSUs are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which will be satisfied if an initial public offering or change of control (collectively, an “Initial Event”) occurs within seven years of the date of grant.

As of December 31, 2018, no share-based compensation expense had been recognized for RSUs because an Initial Event had not occurred. In the quarter in which this offering is completed, we will begin recording share-based compensation expense using the accelerated attribution method for IPO-Vesting RSUs. If this offering had been completed on December 31, 2018, we would have recorded cumulative share-based compensation expense of $885.5 million, and we would expect to recognize the remaining $484.6 million of unrecognized share-based compensation expense over a weighted-average period of 3.4 years. Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to outstanding RSUs (including the 28,530,519 RSUs we issued after December 31, 2018, for which we expect to recognize share-based compensation expense of $559.3 million over a weighted-average period of 4.1 years), as well as any other share-based awards we may grant in the future. Unrecognized share-based compensation expense relating to stock options was not material as of December 31, 2018.

For more information about the factors impacting our performance, see “Risk Factors.”

Components of Results of Operations

Revenue. We generate revenue by delivering ads on our website and mobile application. Advertisers purchase ad products directly with us or through their relationships with advertising agencies. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click (“CPC”) basis or views an ad contracted on a cost per thousand impressions (“CPM”) basis.

Cost of Revenue. Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, and allocated facilities and other supporting overhead costs.

Research and Development. Research and development consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our engineers and other employees engaged in the research and development of our products, and allocated facilities and other supporting overhead costs.

Sales and Marketing. Sales and marketing consists primarily of personnel-related expense, including salaries, commissions, benefits and share-based compensation for our employees engaged in sales, sales support, marketing, business development and customer service functions, advertising and promotional expenditures, professional services and allocated facilities and other supporting overhead costs. Our marketing efforts also include user and advertiser focused marketing expenditures.

General and Administrative. General and administrative consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our employees engaged in finance, legal, human resources and other administrative functions, professional services, including outside legal and accounting services, and allocated facilities and other supporting overhead costs.

Other Income (Expense), Net. Other income (expense), net consists primarily of interest earned on our cash equivalents and marketable securities.

Provision for Income Taxes. Provision for income taxes consists primarily of income taxes in foreign jurisdictions and U.S. federal and state income taxes.

Adjusted EBITDA. We define Adjusted EBITDA as net loss adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest and other income (expense), net and provision for income taxes. We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes. See “Summary—Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measure” for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Results of Operations

The following tables set forth our consolidated statements of operations data (in thousands):

	Year Ended December 31,
	2017	2018
Revenue	$472,852	$755,932
Costs and expenses (1):
Cost of revenue	178,664	241,584
Research and development	207,973	251,662
Sales and marketing	162,514	259,929
General and administrative	61,635	77,478

Total costs and expenses	610,786	830,653

Loss from operations	(137,934)	(74,721)
Other income (expense), net:
Interest income	8,313	13,152
Interest expense and other income (expense), net	(112)	(995)

Loss before provision for income taxes	(129,733)	(62,564)
Provision for income taxes	311	410

Net loss	$(130,044)	$(62,974)

Adjusted EBITDA (2)	$(92,995)	$(39,003)

(1)	Includes share-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2017	2018
Cost of revenue	$372	$83
Research and development	19,811	13,155
Sales and marketing	6,267	784
General and administrative	2,354	837

Total share-based compensation	$28,804	$14,859

Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to outstanding RSUs as well as any other share-based awards we may grant in the future. See “—Factors Affecting Our Performance—Share-Based Compensation.”

(2)

See “Summary—Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measure” for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

The following table sets forth our consolidated statements of operations data (as a percentage of revenue):

	Year Ended December 31,
	2017	2018
Revenue	100%	100%
Costs and expenses:
Cost of revenue	38	32
Research and development	44	33
Sales and marketing	34	34
General and administrative	13	10

Total costs and expenses	129	110

Loss from operations	(29)	(10)
Other income (expense), net:
Interest income	2	2
Interest expense and other income (expense), net	—	—

Loss before provision for income taxes	(27)	(8)
Provision for income taxes	—	—

Net loss	(28)%	(8)%

Years Ended December 31, 2017 and 2018

Revenue

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
Revenue	$472,852	$755,932	60%

Revenue for the year ended December 31, 2018 increased by $283.1 million compared to the year ended December 31, 2017. Revenue based on the geographic location of our users increased by 59% in the United States to $715.1 million and by 72% internationally to $40.8 million. U.S. revenues were driven by an 8% increase in average U.S. MAUs and a 47% increase in U.S. ARPU. International revenues were driven by a 41% increase in average international MAUs and a 22% increase in international ARPU. ARPU growth in the United States and internationally was driven by higher monetization of both of those user bases largely due to an increase in the number of advertisements delivered as a result of an increase in the overall number of advertisers on our platform and increased demand from existing advertisers. The impact from an increase in the price of advertisements was not significant for the year ended December 31, 2018.

Cost of Revenue

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
Cost of revenue	$178,664	$241,584	35%
Percentage of revenue	38%	32%

Cost of revenue for the year ended December 31, 2018 increased by $62.9 million compared to the year ended December 31, 2017. The increase was primarily due to higher absolute hosting costs due to user growth, which were partially offset by lower relative hosting costs due to the May 2017 amendment of our enterprise agreement with AWS.

Research and Development

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
Research and development	$207,973	$251,662	21%
Percentage of revenue	44%	33%

Research and development for the year ended December 31, 2018 increased by $43.7 million compared to the year ended December 31, 2017. The increase was primarily due to a 20% increase in average headcount, which drove higher personnel and facilities-related expenses.

Sales and Marketing

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
Sales and marketing	$162,514	$259,929	60%
Percentage of revenue	34%	34%

Sales and marketing for the year ended December 31, 2018 increased by $97.4 million compared to the year ended December 31, 2017. The increase was primarily due to a 46% increase in average headcount, which drove higher personnel and facilities-related expenses, as well as higher consulting and marketing expenses.

General and Administrative

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
General and administrative	$61,635	$77,478	26%
Percentage of revenue	13%	10%

General and administrative for the year ended December 31, 2018 increased by $15.8 million compared to the year ended December 31, 2017. The increase was primarily due to a 30% increase in average headcount, which drove higher personnel and facilities-related expenses.

Other Income (Expense), Net

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
Interest income	$8,313	$13,152	58%
Interest expense and other income (expense), net	(112)	(995)	788%

Other income (expense), net	$8,201	$12,157	48%

Other income (expense), net for the year ended December 31, 2018 increased by $4.0 million compared to the year ended December 31, 2017. The increase was primarily due to higher returns on our marketable securities as a result of higher interest rates.

Provision for Income Taxes

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
Provision for income taxes	$311	$410	32%

Provision for income taxes was primarily due to profits generated by our foreign subsidiaries for both of the periods presented.

Net Loss and Adjusted EBITDA

	Year Ended December 31,
	2017	2018	% change
	(in thousands)
Net loss	$(130,044)	$(62,974)	(52)%
Adjusted EBITDA	$(92,995)	$(39,003)	(58)%

Net loss for the year ended December 31, 2018 was $63.0 million, as compared to $130.0 million for the year ended December 31, 2017. Adjusted EBITDA was $(39.0) million for the year ended December 31, 2018, as compared to $(93.0) million for the year ended December 31, 2017, due to the factors described above. See “Summary—Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measure” for more information and for a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Unaudited Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight quarterly periods in the period ended December 31, 2018. Our unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements, and we believe they reflect all normal recurring adjustments necessary for the fair statement of our results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical operating data may not be indicative of our future performance.

	Three Months Ended
	Mar. 31, 2017 (1)	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
	(in thousands)
Revenue	$82,425	$101,128	$115,953	$173,346	$131,359	$161,192	$190,197	$273,184
Costs and expenses (2):
Cost of revenue	51,542	35,991	42,457	48,674	51,653	57,974	63,649	68,308
Research and development	48,069	51,495	53,930	54,479	60,047	61,604	63,541	66,470
Sales and marketing	31,554	37,388	41,970	51,602	55,774	65,148	66,722	72,285
General and administrative	14,260	14,642	15,653	17,080	18,867	17,834	18,716	22,061

Total costs and expenses	145,425	139,516	154,010	171,835	186,341	202,560	212,628	229,124

Income (loss) from operations	(63,000)	(38,388)	(38,057)	1,511	(54,982)	(41,368)	(22,431)	44,060

Other income (expense), net:
Interest income	1,685	1,824	2,338	2,466	2,638	3,187	3,547	3,780
Interest expense and other income (expense), net	168	39	94	(413)	(242)	(214)	82	(621)

Income (loss) before provision for income taxes	(61,147)	(36,525)	(35,625)	3,564	(52,586)	(38,395)	(18,802)	47,219
Provision for income taxes	53	78	20	160	123	12	72	203

Net income (loss)	$(61,200)	$(36,603)	$(35,645)	$3,404	$(52,709)	$(38,407)	$(18,874)	$47,016

Adjusted EBITDA (3)	$(51,266)	$(26,956)	$(26,864)	$12,091	$(45,361)	$(31,898)	$(13,426)	$51,682

(1)

Cost of revenue for the three months ended March 31, 2017 was higher due to higher hosting costs we incurred prior to the May 2017 amendment of our enterprise agreement with AWS. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for additional information about our agreement with AWS.

(2)

We began granting RSUs in March 2015. Our RSUs are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which will be satisfied if an Initial Event occurs within seven years of the date of grant. We have not recorded any share-based compensation expense for RSUs in any quarterly period presented above because an Initial Event has not occurred. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense using the accelerated attribution method for IPO-Vesting RSUs. See Note 1 to our consolidated financial statements included elsewhere in this prospectus. Our unaudited quarterly results of operations data, therefore, includes share-based compensation expense related primarily to stock options granted before March 2015, as follows (in thousands):

	Three Months Ended
	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
Cost of revenue	$125	$113	$95	$39	$32	$20	$16	$15
Research and development	5,161	5,053	4,888	4,709	4,054	3,608	3,380	2,113
Sales and marketing	1,706	1,662	1,586	1,313	241	352	188	3
General and administrative	583	466	704	601	507	(21)	304	47

Total share-based compensation	$7,575	$7,294	$7,273	$6,662	$4,834	$3,959	$3,888	$2,178

Following this offering, our future operating expenses, particularly in the quarter in which this offering is completed, will include substantial share-based compensation expense with respect to outstanding RSUs as well as any other share-based awards we may grant in the future. See “—Factors Affecting Our Performance—Share-Based Compensation.”

(3)	The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands):

	Three Months Ended
	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
Reconciliation of Net Income (Loss) to Adjusted EBITDA
Net Income (Loss)	$(61,200)	$(36,603)	$(35,645)	$3,404	$(52,709)	$(38,407)	$(18,874)	$47,016
Depreciation and amortization	4,159	4,138	3,920	3,918	4,787	5,511	5,117	5,444
Share-based compensation	7,575	7,294	7,273	6,662	4,834	3,959	3,888	2,178
Interest income	(1,685)	(1,824)	(2,338)	(2,466)	(2,638)	(3,187)	(3,547)	(3,780)
Interest expense and other (income) expense, net	(168)	(39)	(94)	413	242	214	(82)	621
Provision for income taxes	53	78	20	160	123	12	72	203

Adjusted EBITDA	$(51,266)	$(26,956)	$(26,864)	$12,091	$(45,361)	$(31,898)	$(13,426)	$51,682

The following table sets forth the components of our unaudited quarterly consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Three Months Ended
	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	63	36	37	28	39	36	33	25
Research and development	58	51	47	31	46	38	33	24
Sales and marketing	38	37	36	30	42	40	35	26
General and administrative	17	14	13	10	14	11	10	8

Total costs and expenses	176	138	133	99	142	126	112	84

Income (loss) from operations	(76)	(38)	(33)	1	(42)	(26)	(12)	16

Other income (expense), net:
Interest income	2	2	2	1	2	2	2	1
Interest expense and other income (expense), net	—	—	—	—	—	—	—	—
Income (loss) before provision for income taxes	(74)	(36)	(31)	2	(40)	(24)	(10)	17
Provision for income taxes	—	—	—	—	—	—	—	—

Net income (loss)	(74)%	(36)%	(31)%	2%	(40)%	(24)%	(10)%	17%

Liquidity and Capital Resources

We have historically financed our operations primarily through private sales of our stock and payments received from our customers. Our primary uses of cash are personnel-related costs and the cost of hosting our website and mobile application.

As of December 31, 2018, we had $627.8 million in cash, cash equivalents and marketable securities. Our cash equivalents and marketable securities are primarily invested in short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds. As of December 31, 2018, $20.3 million of our cash and cash equivalents was held by our foreign subsidiaries.

In November 2018, we entered into a five-year $500.0 million revolving credit facility with an accordion option which, if exercised, would allow us to increase the aggregate commitments by the greater of $100.0 million and 10% of our consolidated total assets, provided we are able to secure additional lender commitments and satisfy certain other conditions. Interest on any borrowings under the revolving credit facility accrues at either LIBOR plus 1.50% or at an alternative base rate plus 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the revolving credit facility.

The revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 1.50% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The revolving credit facility also contains two financial maintenance covenants: a consolidated total assets covenant and a minimum liquidity balance of $350.0 million, which includes any available borrowing capacity. The obligations under the revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets. We have not drawn down on this facility.

We believe our existing cash, cash equivalents and marketable securities and amounts available under our revolving credit facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future.

Given the large number of IPO-Vesting RSUs that will be settled on a date or dates chosen by us within seven months of this offering, and given the large number of outstanding stock options, if we choose to net settle all or a portion of these awards instead of allowing holders to sell shares of our Class A common stock in the public market to satisfy tax withholding and remittance obligations, we may expend substantial funds to satisfy the related tax withholding and remittance obligations during the year in which the completion of this offering occurs. To fund those tax withholding and remittance obligations, we may choose to borrow funds under our revolving credit facility, use a substantial portion of our existing cash, including funds raised in this offering, or rely on a combination of these alternatives. In the event that we elect to satisfy our tax withholding and remittance obligations in whole or in part by drawing on our revolving credit facility, our interest expense and principal repayment requirements could increase significantly, which could have an adverse effect on our financial results. See “Risk Factors—Risks Related to the Company and our Industry—A large number of RSUs will vest in connection with this offering, and we may expend substantial funds in connection with the tax withholding and remittance obligations related to the settlement of RSUs and/or the exercise of outstanding stock options depending on the manner in which we fund these liabilities, which may have an adverse effect on our financial condition.”

For the years ended December 31, 2017 and 2018, our net cash flows were as follows (in thousands):

	Year Ended December 31,
	2017	2018
Net cash provided by (used in):
Operating activities	$(102,913)	$(60,369)
Investing activities	$(57,250)	$114,063
Financing activities	$150,264	$(2,216)

Operating Activities

Cash flows from operating activities consist of our net loss adjusted for certain non-cash items, such as share-based compensation, depreciation and amortization, and changes in our operating assets and liabilities. Net cash used in operating activities decreased by $42.5 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease was primarily due to the May 2017 amendment of our enterprise agreement with AWS. Prior to the amendment, we primarily purchased hosting services pursuant to one-year prepayment arrangements. Under the amended agreement, the term of our existing prepayments was extended, and we no longer prepay for hosting services. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for additional information about our agreement with AWS.

Investing Activities

Cash flows from investing activities consist of capital expenditures for improvements to new and existing office spaces. We also actively manage our operating cash and cash equivalent balances and invest excess working capital in short-duration marketable securities, the maturities of which we use to fund our ongoing working capital requirements. Net cash provided by (used in) investing activities increased by $171.3 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to our investment of excess working capital raised through our sale of $150.0 million of Series H redeemable convertible preferred stock in June 2017.

Financing Activities

Cash flows from financing activities consist of proceeds from sales of our stock. Net cash provided by (used in) financing activities decreased by $152.5 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, due to our sale of $150.0 million of Series H redeemable convertible preferred stock in June 2017.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2018.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2018 (in thousands):

	Total	2019	2020-2021	2022-2023	Thereafter
Operating leases	$290,059	$39,707	$87,153	$41,448	$121,751
Purchase commitments	441,059	—	—	441,059	—

Total	$731,118	$39,707	$87,153	$482,507	$121,751

In May 2017, we amended the enterprise agreement governing our use of services from AWS with an addendum. Under the agreement, as amended by the addendum, we agreed that a substantial majority of our monthly usage of certain compute, storage, data transfer and other services must be provided under the addendum, and we are required to purchase at least $750.0 million of cloud services, which we primarily use for compute, storage and data transfer services, from AWS through July 2023. If we fail to meet the contractual commitment, we are required to pay the difference, except in limited circumstances, such as termination due to acquisition of us by another cloud services provider (which would result in an obligation to pay liquidated damages under the addendum), but we are not otherwise subject to annual purchase commitments during the remainder of the six-year term of the addendum. The addendum restricts our ability to terminate the agreement until the minimum spend commitment is satisfied, other than termination only under certain additional conditions (such as the other party’s material breach or acquisition of us by another cloud services provider). As of December 31, 2018, the remaining contractual commitment was $441.1 million, which we expect to meet during the term of the addendum primarily through our use of AWS cloud services.

In March 2019, we entered into a lease for approximately 490,000 square feet of office space to be constructed near our current headquarters campus in San Francisco, California. The estimated commencement and expiration dates are in 2022 and 2033, respectively. We may terminate the lease prior to commencement if certain contingencies are not satisfied. We will be subject to total non-cancelable minimum lease payments of approximately $420.0 million, which are excluded from the table above, if these contingencies are met.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgments may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgments on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgments on an ongoing basis. We refer to such estimates and judgments, discussed further below, as critical accounting policies and estimates.

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for further information on our other significant accounting policies.

Revenue Recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a CPC basis or views an ad contracted on a CPM basis. We typically bill customers on a CPC or CPM basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We occasionally offer customers free ad inventory or measurement studies that demonstrate the effectiveness of their advertising campaigns on our platform. In either case, we recognize revenue only after satisfying our contractual performance obligation. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally determine standalone selling prices based on the effective price charged per contracted click or impression or based on expected cost plus margin, and we do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year.

Share-Based Compensation

We grant stock options and RSUs. We measure stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model, and we record the resulting expense in the consolidated statements of operations over the requisite service period, which is generally four years.

We measure RSUs based on the fair market value of our common stock on the grant date. Our RSUs are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which will be satisfied if an Initial Event occurs within seven years of the grant date. We have not recorded any share-based compensation expense for RSUs as of December 31, 2018, because an Initial Event has not occurred. If an Initial Event occurs in the future, we will record cumulative share-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the Initial Event, and we will record the remaining unrecognized share-based compensation expense over the remainder of the requisite service period.

We account for forfeitures as they occur.

Valuation of Common Stock and Redeemable Convertible Preferred Stock Warrants

We determine the fair value of our common stock and redeemable convertible preferred stock warrants using the most observable inputs available to us, including recent sales of our stock as well as income and market valuation approaches. The income approach estimates the value of our business based on the future cash flows we expect to generate discounted to their present value using an appropriate discount rate to reflect the risk of achieving the expected cash flows. The market approach estimates the value of our business by applying valuation multiples derived from the observed valuation multiples of comparable public companies to our expected financial results.

We use the Probability Weighted Expected Return Method (“PWERM”) to allocate the value of our business among our outstanding stock and share-based awards. We apply the PWERM by first defining the range of potential future liquidity outcomes for our business, such as an initial public offering, and then allocating its value to our outstanding stock and share-based awards based on the relative probability that each outcome will occur. We use the Option Pricing Method to allocate the value of our business to our outstanding stock and share-based awards under the non-initial public offering outcome we consider within the PWERM.

Applying these valuation and allocation approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and cash flows, as well as discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact our valuation as of each valuation date and may have a material impact on the valuation of our common stock and redeemable convertible preferred stock warrants.

We will no longer apply these valuation and allocation approaches following the completion of this offering because our Class A common stock will be traded in the public market.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce deferred tax assets to the amounts we believe it is more likely than not we will be able to realize. We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits.

Operating Lease Incremental Borrowing Rate

We lease office space under operating leases with expiration dates through 2033. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use assets on our consolidated balance sheets at lease commencement. We measure lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own. We measure right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement, and we do not allocate consideration between lease and non-lease components.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for accounting pronouncements adopted in 2018 and recent accounting pronouncements not yet adopted as of the date of this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including changes in foreign currency exchange and interest rates, in the ordinary course of our business.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. While the majority of our revenue and operating expenses are denominated in U.S. dollars, we have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We have experienced and will continue to experience fluctuations in our net loss as a result of transaction gains or losses related to revaluing certain current asset and current liability balances denominated in currencies other than the functional currency of the subsidiaries in which they are recorded. To date, these fluctuations have not been material. We have not engaged in hedging activities relating to our foreign currency exchange risk, although we may do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have materially affected our consolidated financial statements as of and for the year ended December 31, 2018.

Interest Rate Risk

As of December 31, 2018, we held cash, cash equivalents and marketable securities of $627.8 million. Our cash equivalents and marketable securities primarily consist of short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds, and our investment policy is meant to preserve capital and maintain liquidity. Changes in interest rates affect the interest income we earn on our cash, cash equivalents and marketable securities and the fair value of our cash equivalents and marketable securities. A hypothetical 100 basis point increase in interest rates would not have materially affected our consolidated financial statements as of and for the year ended December 31, 2018.

A letter from Ben and Evan We are excited to share our story. We hope this document gives you insight into why we feel Pinterest is special. But as the saying goes, sometimes "...what is essential is invisible to the eye."1 So here are five principles about Pinterest we want to make sure you know. 1. Pinterest is designed to inspire. Pinners tell us they love how they feel on Pinterest: optimistic, confident and inspired. We work hard to keep the enemies of inspiration-comparison, cynicism, judgment-off of Pinterest. 2. Pinterest is about your future. People come to Pinterest to find ideas they can use to envision and act on their future, not relive the past. 3. Pinterest is personal. Not social. Pinterest isn't about your friends or celebrities, it is about you. There are many tools to connect people, but there are few that help you connect with yourself. 4. Pinterest is made for real world action. Most ideas on Pinterest can be made, bought, tried or visited. Our end goal isn't for you to browse images and videos all day. We want you to eventually make the ideas you see a part of your life. 5. Pinterest puts Pinners first. Putting our users first means providing them with a useful and easy-to-use set of services that also respects their time, privacy and emotional well-being. We believe that meeting this high standard is both our ethical responsibility and the best way to build a healthy, long-term business. Thank you for considering our company. We feel grateful for your interest. Ben Silbermann and Evan Sharp 1. Antoine de Saint-Exupery, The Little Prince

BUSINESS

Overview

Pinterest is where more than 250 million people around the world go to get inspiration for their lives. They come to discover ideas for just about anything you can imagine: daily activities like cooking dinner or deciding what to wear, major commitments like remodeling a house or training for a marathon, ongoing passions like fly fishing or fashion and milestone events like planning a wedding or a dream vacation.

We call these people Pinners. We show them visual recommendations, which we call Pins, based on their personal taste and interests. They then save and organize these recommendations into collections, called boards. Browsing and saving visual ideas on our service helps Pinners imagine what their future could look like, which helps them go from inspiration to reality.

Pablo in Buenos Aires uses Pinterest to find new styles and looks, including his next pair of leather boots. Krissy in Atlanta cooked so many of the recipes she found on Pinterest that she gained the confidence to start teaching her own cooking classes. Mark in London says Pinterest is his “creative outlet” when renovating properties ranging from townhouses to cottages.

Pinterest is the productivity tool for planning your dreams. Dreaming and productivity may seem like polar opposites, but on Pinterest, inspiration enables action and dreams become reality. Visualizing the future helps bring it to life. In this way, Pinterest is unique. Most consumer internet companies are either tools (search, ecommerce) or media (newsfeeds, video, social networks). Pinterest is not a pure media channel, nor is it a pure utility. It’s a media-rich utility that satisfies both emotional and functional needs by solving a widespread consumer problem that is unaddressed by many other platforms. We call it discovery.

From Search to Visual Discovery

Search helps people find a discrete piece of information quickly, but it isn’t an adequate tool if you don’t know exactly what you’re looking for, you can’t describe it in words or you’re seeking something that is tailored to your taste. These common dilemmas are best solved by a visual discovery journey, rather than by a text-based search.

Discovery on Pinterest is a rich experience that combines some of the utility features of search with some of the enjoyable features of media. Fundamentally, Pinners are trying to get something done—plan an event, buy a product, take a trip—so we surface personally relevant and visually rich possibilities for consideration and eventual action. This is useful. But the discovery journey is not linear—along the way, Pinners scroll through their home feeds, browse visual recommendations and see a wide range of inspiring content, much as they would if perusing a catalog or watching a cooking or home renovation show. Thus, discovery is both useful and fun, an exercise in productive play.

Pinners often embark on a discovery journey when they want to purchase something but have not yet decided which product or service best suits their needs and taste. More Pinners say that Pinterest helps them find new shopping ideas and inspiration than users on other consumer internet platforms, according to a survey by Comscore that we commissioned. And 68% of Pinners say they have discovered a new brand or product on Pinterest, according to a survey of weekly active users by Talk Shoppe. People actively seek relevant commercial content on our service, and advertisers are increasingly providing it. This fundamental alignment between Pinner and advertiser objectives differentiates Pinterest from other services, and we believe the continued growth of our advertising business will improve the core Pinner experience over time.

We’re proud to have empowered so many people from around the world to take the journey from inspiration to action and back again, and we’re just getting started. Our mission is to bring everyone the inspiration to create a life they love.

Value Proposition for Pinners

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Visual Experience. People often don’t have the words to describe what they want, but they know it when they see it. This is why we made Pinterest a visual experience. Images and video can communicate concepts that are impossible to describe with words. We believe that Pinterest is the best place on the web for people to get visual inspiration at scale. Visual searches are becoming more and more common on Pinterest, with hundreds of millions of visual searches per month. We have invested heavily in computer vision to help people discover possibilities that traditional text-based search queries cannot offer. Our computer vision models “see” the content of each Pin and optimize billions of recommendations daily.

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Human Curation and Personalization. Pinterest is a curated environment. The vast majority of Pins have been handpicked, saved and organized over the years by hundreds of millions of Pinners creating billions of boards; they are not the result of web crawling or indexing. We call this body of data the Pinterest taste graph.

Here’s a closer look at how human curation leads to discovery and personalization on Pinterest. An image of Machu Picchu may initially be saved by a single Pinner to a board she names “Bucket List.”

But once that Pin is in our data set and is discoverable by other Pinners, it will be saved to hundreds or even thousands of other boards with hundreds or thousands of different names.

Machine learning and computer vision help us find patterns in the data. We then understand each individual Pin’s relationship not just to the Pinner who saved it, but also to the ideas and aesthetics reflected by the names and content of the boards where it’s been pinned: adventure, hiking at altitude, Seven Wonders, abandoned places, South America. When people organize ideas into collections on Pinterest, they are sharing how they contextualize that idea. One person’s way of organizing ideas is not the same as another’s. Computers have a hard time understanding these subtle differences in contextualization. But on Pinterest, we believe we can better predict what content will be helpful and relevant because Pinners tell us how they organize ideas. The Pinterest taste graph is the first-party data asset we use to power our visual recommendations.

When we scale human curation across hundreds of millions of Pinners saving over 175 billion Pins, we believe our taste graph and recommendations get exponentially better. The more people use Pinterest, the richer the taste graph gets, and the more an individual uses Pinterest, the more personalized their home feed becomes. Eighty-two percent of Pinners say Pinterest feels personalized to them, according to a survey of weekly active users by Talk Shoppe.

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Designed for Action. People use Pinterest to visualize what their future could look like and make their dreams a reality. Eighty-five percent of Pinners say that they go to Pinterest to start a new project, according to a Talk Shoppe survey. Our goal is for each Pin to link back to a useful source—everything from a product to buy, ingredients for a recipe or instructions to build a project. We have built features that encourage Pinners to take action on ideas they see on Pinterest, with a special focus on making it easy for people to purchase products they discover on our service. Product Pins include up-to-date pricing and stock information, as well as links that go directly to the checkout page on the retailer’s site where a Pinner can buy in a few clicks. Pinners can also use our “Shop the Look” feature, which leverages computer vision technology to identify specific products for sale within fashion and home decor Pins.

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Empowering Environment. Pinners describe Pinterest as an inspiring place where they can focus on themselves, their interests and their future. Ninety-one percent of our users say that Pinterest is filled with positivity, according to a Talk Shoppe survey. This is an important part of our value proposition because people are less likely to dream about their future when they feel self-conscious, preoccupied with the problems of the day or gripped by a “fear of missing out.” On Pinterest, people can explore new things, free of much of the judgment that occurs elsewhere online. While online media channels let people read news, broadcast opinions and scroll through feeds focused on the lives of others, Pinterest enables a personal journey toward action that is focused on the self and the future, away from the noise. We have designed Pinterest to be an empowering place that nurtures self-confidence and creativity. Eighty-nine percent of Pinners say that they leave our service feeling empowered, according to a Talk Shoppe survey.

Value Proposition for Advertisers

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Empowering Environment. Advertisers are in the business of inspiration. On Pinterest, businesses have the opportunity to showcase their products and services in an inspiring, creative environment. This is rare on the internet, where consumers’ digital experiences can be stressful or negative, and brands can get caught in the crossfire. In 2018, Prophet, a global brand and marketing consultancy, ranked Pinterest as the third most relevant brand in the United States and first in its inspiration category. For its Brand Relevance Index, Prophet surveyed consumers to measure brands on four key principles: customer obsession, ruthless pragmatism, pervasive innovation and distinctive inspiration. It wrote that “in an era of increased lack of trust in social media, Pinterest stands above the pack, ranking first among [the] ‘makes me feel inspired’ and ‘engages with me in new and creative ways’ measures.” We believe that the inspirational and constructive feelings that many people experience on Pinterest make our site an especially effective environment for brands to build an emotional connection with consumers.

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Valuable Audience. Pinterest reaches more than 250 million monthly active users, two thirds of whom are female. In the United States, our total audience includes 43% of internet users, according to an independent study by Comscore based on total unique visitors to our service. This includes eight out of 10 moms, who are often the primary decision-makers when it comes to buying products and services for their household, as well as more than half of all U.S. millennials. We expect to continue to grow our user base over time, especially in international markets.

The value of Pinterest’s audience to advertisers is driven not merely by the number of Pinners on our platform or their demographics, but also by the reason they come to Pinterest in the first place. Getting inspiration for your home, your style or your travel often means that you are actively looking for products and services to buy. Billions of searches happen on Pinterest every month. In the United States, more people use Pinterest to find or shop for products than on social networks, according to a survey by Cowen and Company. Sales at retail stores that primarily focus on our core verticals of food, home, beauty and fashion and internet retail sales of products in those verticals represented nearly two-thirds of retail sales of consumer goods in 2018 in the United States, according to Euromonitor. An analysis by Oracle of retail transactions from 2016 to 2017 showed that on average Pinterest households were 39% more likely to buy retail products, and they spent 29% more than the average household.

Commercial content from brands, retailers and advertisers is central to Pinterest; the majority of Pins saved on our service are from businesses. Ads do not compete with the content Pinners want to see—they are native content. The mutually beneficial alignment between advertisers and Pinners differentiates us from other platforms where ads can be distracting or annoying. We are still in the early stages of building an advertising product suite that fully taps the value of this alignment between Pinners and advertisers, but we believe it will be a competitive advantage over the long term.

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The Discovery Journey. Pinners travel from inspiration to action and back again on our service. Advertisers have the opportunity to put relevant content in front of them at every stage of this journey—when they are browsing through many possibilities, when they are comparing a handful of options and when they are ready to make a purchase. As a result, advertisers can achieve a range of objectives on Pinterest.

Our Market Opportunity

On Pinterest, businesses of all sizes and from many industries can achieve a diverse set of goals, from building brand awareness, to increasing online traffic, to driving sales. Our platform isn’t limited to just advertisers with “top-of-funnel” goals or to those just seeking conversions. The natural progression of Pinners’ discovery journey—from inspiration, to planning, to action—takes them down the full purchasing funnel, and advertisers can provide value to them every step of the way.

The global advertising market is projected to grow to $826 billion in 2022 from $693 billion in 2018, representing a 5% CAGR, according to IDC. The digital advertising market alone is projected to grow to $423 billion in 2022 from $272 billion in 2018, representing a 12% CAGR, according to IDC. In 2018, the CPG and retail industries accounted for $64 billion of this digital advertising spend, and the travel, technology (includes computing, consumer electronics and telecom), automotive, media &

entertainment and financial services industries accounted for an additional $144 billion. The United States continues to represent the largest digital advertising market in the world. The U.S. digital advertising market is projected to grow to $166 billion in 2022 from $104 billion in 2018, representing a 12% CAGR, according to IDC.

Our addressable market opportunity includes brand advertising and performance-based advertising across various formats.

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Online Brand Advertising. People often come to Pinterest with commercial intent. Usually, they are still undecided about what products and services are right for them; 97% of the 1,000 most popular searches on Pinterest are unbranded. The early commercial intent of Pinners differentiates us from other platforms and is attractive to advertisers looking to raise awareness at the top of the purchasing funnel.

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Offline Brand Advertising. We have an opportunity to capture brand advertising dollars currently being spent in offline channels. People seeking inspiration use Pinterest in ways that mirror how they use magazines and catalogs. Traditional offline advertising options—specifically print, direct mail, television and radio—accounted for $378 billion in global advertising spend in 2018, according to IDC. Long-term trends show that these advertising budgets are shifting to online channels. We believe Pinterest is well-positioned to capture this spend.

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Online Performance Advertising. Pinners don’t just dream about their futures; they explore real options and often want to bring their dreams to life. They browse ideas, visit merchant websites and eventually buy products and services. These middle- and lower-funnel behaviors are highly valued by advertisers seeking consideration and conversions. According to IDC, search advertising alone is projected to grow to $169 billion in 2022 from $118 billion in 2018, representing a 9% CAGR.

Our Growth Strategy

We believe new and improved products for Pinners and advertisers will drive future user and revenue growth for Pinterest.

Pinner Products

Although there are a number of ways users come to Pinterest, historically we’ve attracted a large number of new Pinners organically because people who love our product have a natural desire to refer others. We expect future product improvements will make Pinterest more useful for current Pinners and attract new users to our service, especially in international markets. Specifically, we plan to:

•	improve the relevance of our visual recommendations by leveraging computer vision and other technical innovations, such as Lens, that deepen Pinners’ engagement with our service;

•	improve the utility of our service by making it easier for Pinners to go from inspiration to action—in particular, we want to make Pinterest more shoppable;

•	explore new features to encourage Pinners to discover a broader set of verticals such as automotive, technology, financial services, media and entertainment and travel;

•	make Pinterest more accessible to users around the world by localizing the product and content experience; and

•	bring additional high-quality commercial content onto the platform by deepening our partnerships with brands, retailers and content creators.

Advertising Products and Capabilities

We’re still in the early stages of our monetization efforts. Our ability to develop new and improve existing advertising products will be an important driver of our future growth. Specifically, we are:

•	working to improve the relevance of ads on Pinterest by leveraging our insights into Pinners’ taste and interests;

•	building products that help advertisers deliver value to Pinners as they move down the purchasing funnel on our platform;

•	growing and diversifying our advertiser base, which we believe will also enable us to drive better ad relevance; and

•	investing in first- and third-party tools to better measure the performance of ads on our platform and prove their value to advertisers.

Advertiser Relationships

Our strategy to deepen our relationships with advertisers focuses on two priorities:

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Scaling our business with existing advertisers. We currently have relationships with many of the largest CPG companies and retailers in the world. We believe we have a significant opportunity to gain a greater share of their advertising dollars and to attract more of their sister brands to Pinterest, particularly as improved measurement tools better demonstrate returns on current advertising spend.

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Attracting more advertisers. We plan to increase our presence in verticals such as automotive, technology, financial services, media and entertainment and travel. We have also focused on working with SMBs. As we continue to invest in our self-serve platform, we expect our engagement with SMBs to continue to grow. Finally, we are expanding our international advertiser base, with an initial focus on Western Europe and other select markets to follow.

How People Use Pinterest

Ideas

People come to Pinterest because it is filled with billions of great ideas. Each idea is represented by a Pin. Pinners create Pins using an image or video that has been found and saved from around the web or created by that Pinner—whether it’s a recipe, a renovation project or the perfect summer look. Pins have an image or video and, regularly, a link back to the site where they were found. When people click on a Pin, they can learn more and act on it.

Most Pins are created by individual users. When someone finds an image or video anywhere on the web and wants to save it, they can use our browser extension or Save button to create a Pin with that image or video in it. Pinners can also create Pins featuring their own original work, like a recipe they made or a landscape they photographed.

Businesses also create Pins on our platform in the form of both organic content and paid advertisements. We believe the addition of organic content from merchants adds significant value to the experience of both Pinners and advertisers. We expect that these Pins will become a larger part of our content in the future.

In addition to our regular image-based Pins, we have a variety of other types of Pins and Pin features on our platform to help people take action, whether it’s to do or make something with Recipe Pins and Video Pins, or it’s to buy items with Product Pins and Shop the Look. More types of Pins and features will come in the future.

Pins. A Pin is an idea represented by an image or video, regularly linked to other websites that showcase a variety of content and ideas for Pinners to explore.

Pins are ideas represented by images or videos-just tap to learn more
Save to one of your boards
Tap to visit the site the Pin was saved from
Follow whoever saved it for more great ideas

Product Pins. Product Pins make items shoppable with up-to-date pricing, information about availability and links that go directly to the checkout page of a retailer’s website.

The price tag icon means its shoppable Price and availability Tap to visit the retailer's site. On the retailer's site you can learn more and buy the item

Recipe Pins. Recipe Pins make it easy to cook a meal by bringing the relevant information right to the Pin. This includes ingredients, cooking time and serving information. Pinners can use search filters to discover specific meals based on their preferences or what’s in their refrigerator.

Recipe Pins make it easy to cook a meal
Scroll down to see ingredients, prep time and more information

Shop the Look. Shop the Look enables Pinners to shop for the individual products they see within fashion and home decor Pins.

Tap each identified item to learn more
Shop items spotted in the pin
Price and availability. Tap to visit the site and buy the item

Video Pins. Video Pins are short videos with topics like how-to content about cooking and beauty that help Pinners more deeply engage by watching the transformation of an idea.

Video Pins play automatically to bring ideas to life
Save to your boards to take action later

Discovery Tools

People go to Pinterest to discover the best ideas for their lives. Because this is not a linear journey, we have developed a number of tools to help people discover what they love.

Home Feed. When people open Pinterest, they see their home feed, which is where they will find Pins that are relevant to their interests based on their recent activity. They will also see Pins from the people, topics and boards they choose to follow. Every home feed is personalized to reflect the taste and interests of the Pinner.

See ideas inspired by your activity and interests The more you use Pinterest, the more personalized it becomes

Search. Pinners can search for Pins, boards, people or hashtags in the search bar. Pinners who use search generally don’t want to find a single “right answer.” They want to see many relevant possibilities that are personalized for their individual taste and interests. Often, Pinners start by typing in something general like “dinner ideas,” then use Pinterest’s built-in search guides (like “weekday” or “family”) to narrow down the results. Over two billion text based searches and guided searches happen on Pinterest every month, based on monthly average searches for the year ended December 31, 2018, with 85% on mobile devices.

Type a broad search, then refine based on your taste

Related Search. When a Pinner taps on a Pin to learn more about an idea or image, they will also see a feed of relevant images beneath the tapped image. These are Related Pins. They account for the highest source of engagement on Pinterest, helping Pinners springboard off a point of inspiration to explore deeper into an interest or narrow in on the perfect idea.

Each pin includes related ideas-just scroll down to discover more

Visual Search. Pinners can use our Lens tool to narrow in on key objects that appear in a Pin—a lamp in a picture of a living room, a pair of shoes in an image of a man walking down the street—and it will automatically start a visual search and help people instantly discover similar Pins.

Tap here to start a visual search Highlight what interests you to find similar ideas

People also use Lens to point their smartphone camera at anything in the world around them, take a picture and discover related ideas.

Point your phone
Tap to search
Discover related ideas

Planning

Boards are where Pinners save and organize their Pins into collections around a topic. Every new Pin must be saved to a particular board and is associated with a particular context (such as “bedroom rug ideas,” “electric bikes” or “healthy kids’ snacks”). Once the Pin has been saved, it exists on the board of the Pinner who saved it, but it also joins the billions of Pins available for other Pinners to discover and save to their own boards. Pinners access their boards in their profile and organize them however they prefer.

Create and name your board
Fill it with ideas to try
Organize your boards into sections

Pinners can create sections in a board to better organize Pins. For example, a “Quick Weekday Meals” board could have sections like “breakfast,” “lunch,” “dinner” and “desserts.” A board can be made visible to anyone on Pinterest or kept a secret so only the Pinner can see it. As Pinners plan projects, like a home renovation or a wedding, they can invite others on Pinterest to a shared group board, and these collaborative boards can be either public or secret. When a Pinner follows another person on Pinterest, they can choose to follow a select board or their entire account. As of December 31, 2018, there are approximately 4 billion boards on Pinterest where Pinners have cumulatively saved over 175 billion Pins.

Only you can see Pins saved to your secret boards
Add collaborators to your board
Share ideas and plan for the future

Meet people inspired on Pinterest

Inspired on Pinterest A renovation that made a house feel like home
“Pinterest has been part of every major life milestone—from planning our wedding, to getting a dog, renovating our house and having a baby.”
Emily and Shane Annapolis, MD United States
Currently saving to: Nursery Update, Baking and Backyard
Emily and Shane have been on Pinterest since their earliest days together, and it’s been a part of their journey as a couple ever since. They created boards for planning all the elements of their wedding, ideas for their dog and for renovating a house for their growing family. “It helps us get on the same page. When I couldn’t visualize what Shane had in mind, he immediately showed me what other people had done on Pinterest. Once I could picture it, it got me excited to knock down walls. Pinterest has inspired us to think bigger—and make better decisions—every time.”

Inspired on Pinterest A new kind of treasure hunt
“I found exactly what I was looking for. Pinterest opened up a whole new shopping experience for me.”
Mark London
United Kingdom
Currently saving to: Travel Mykonos, Kitchen extension and Garden ideas
Mark is a headmaster with a passion for interior design. One day in a pub, he saw the perfect barstool for a country cottage he was redoing. “No one knew where it came from, so I used Pinterest to find something almost identical. It was from a London-based company right near me that I’d never heard of.” He ended up buying even more items from that same collection. “It’s an incredible tool to discover new products and brands you might never have known about.”

Inspired on Pinterest A bucket list balloon trip
“At least once or twice a year I’ll see a Pin and think, ‘Wow. I have to go there.’ Within months, I’m packing my bags.”
Lalaina Paris France
Currently saving to: Cool Shades, My Wish List and Cozy Coats
Lalaina is a blogger in Paris who’s always planning her next trip. “Pinterest helps me keep everything that interests me in a single place. For example, my Wanderlust board is a bucket list of all the things I want to see or do in the world. When I saw a Pin of hot air balloons in Cappadocia, I immediately saved it and started searching for more.” A few months later, she surprised her boyfriend with a sky-high ride on those exact same balloons.

Inspired on Pinterest Weeknight wins
“Pinterest keeps me sane. I plan a week’s worth of meals every weekend so I can remove a major stress after work.”
Krissy Atlanta, GA United States
Currently saving to: Noah’s Bedroom,
Toddler Life and Easy Weeknight Meals
Krissy is a working mom who cooks at least six out of seven days a week. “Having dinner as a family is super important to me, and it’s a tradition that I grew up with. Even though the amount of time I have to cook has changed drastically since I’ve become a mom, it’s still a priority.” She considers Pinterest her go-to cookbook and relies on creative ideas she finds, like one-pan recipes, that save her time and stress. “It’s the one thing I use to make my meal plans for the week and even the month. When I step into my kitchen, I feel like I can take over the world.”

Inspired on Pinterest A backyard masterpiece
“Pinterest is where I go to dream. I’ll see something I want to try, and it often turns into something even bigger and better.”
Mac
Portland, OR United States
Currently saving to: Bar Build, Recipes and Art Ideas
Mac is an entrepreneur and dad with two young kids. He went to Pinterest looking for a simple swing set to build in his new backyard, but ended up finding outdoor ideas that made him dream even bigger. His project grew into an elaborate play structure, outdoor kitchen and vertical garden, all modeled after Pins. “I’m a very visual person. I need to SEE something, and then I can put my own spin on it.” Now his family spends most nights enjoying meals outdoors and entertaining friends on weekends, but Mac’s not done yet. “As soon as I finish something, I’m ready for my next project.”

Inspired on Pinterest A new way to get around in the world
“I found something for my daughter that I never would’ve imagined myself. Pinterest has shown us that nothing is impossible.”
Kim and Brad Edmonton Canada
Currently saving to: Home Decor, Beauty and Tattoos
After Kim and Brad’s daughter was diagnosed with a tumor that left her paralyzed, they turned to Pinterest for help. “I went to Pinterest first because I was really lost. I didn’t even know where to begin, but when I searched “baby” and “wheelchair”, a picture of a modified infant seat showed up” says Kim. “It was something I never would’ve imagined myself. All of a sudden, I felt better. Like, we can do this.” Baby Evelyn’s been on a roll ever since.

Our Advertising Products and Capabilities

Pinners’ desire to discover something they love and make it part of their life is aligned with the motivations of our advertisers. Products and services often help bring dreams to life. Pinterest can help businesses reach a Pinner from the moment he starts thinking about what he wants his living room to look like to the moment when he is about to purchase a couch at his price point. We’ve understood this alignment since our founding, but over the last few years we’ve begun to translate it into an ad product suite that drives value for our users and advertisers simultaneously.

We offer both brand and performance ads, with performance representing approximately two thirds of our revenue for the year ended December 31, 2018.

Promoted Pins

Our standard ad format is the Promoted Pin. Each Promoted Pin contains either a single image, a carousel of images or video. Because Pinners travel down the entire purchasing funnel on Pinterest, the Promoted Pin is used flexibly by different advertisers to meet different objectives, including awareness, consideration and sales. Which objectives are met depends on how Pinners engage with the Promoted Pin as they progress from inspiration to action.

Promoted Pins look like standard Pins and are displayed based on your activity and interests Swipe up or tap to visit the advertiser's site On the advertiser's site you can learn more and potentially transact

Awareness Objective. Promoted Pins appear in the home feed and on search results pages. They echo the visual style of organic Pins and are fully integrated into the design. A Pinner sees Promoted Pins as he scrolls through his home feed and search results, looking for inspiration and ideas.

Promoted video Pins can be either standard or max width in the feed Swipe up or tap to shop the items you see in the Pin Save an ad to your board-just like standard Pins

Consideration and Sales Objectives. When a Pinner clicks on a Promoted Pin, he sees an intermediate screen that gives him a closer view of the ad creative as well as the option to save the ad to a board. He will also be able to swipe up or click to see the advertiser’s online presence, where he can pursue deeper consideration (by exploring available products and services or signing-up for memberships) and potentially transact.

Promoted carousel Pins allow advertisers to share multiple ad creative in one Pin Simply swipe up to see more

Advertising System

Ad Auction

As of December 31, 2018, all advertisers on Pinterest buy ads through an auction-based system. Our ad auction allows us to serve ads to Pinners at relevant moments while optimizing business outcomes for advertisers. Our auction system selects the best ad for each available ad impression, based on the likelihood of a desired action occurring and how much that action is worth to advertisers. The likelihood of the action occurring depends on a variety of factors, such as targeting relevance and landing page quality. Today, our advertisers choose between three different bid types, including CPC, CPM and cost per action, and are typically billed on either a CPC or CPM basis.

Targeting

Ad targeting helps businesses reach the millions of people who come to Pinterest to find or shop for products and services.

Advertisers can target their messages to specific demographics (locations, languages, gender, age), device types, audiences (such as existing customers or Pinners who recently engaged with their content) and interests or keywords. Advertisers can also choose whether they want ads to show in Pinners’ search surfaces, home feed or both.

Because ads are content on Pinterest, ad relevance is powered by the same principles that drive organic recommendations. We are building ad products that will allow advertisers to target ads based on a particular consumer’s known aesthetic preferences and style. Eventually we expect to be able to leverage the Pinterest taste graph to match ad creative to a Pinner’s individual taste and interests. Even now, people using Pinterest are more likely to say Pinterest ads feel personalized to them than ads from other platforms, according to a Talk Shoppe survey.

Measurement

Measuring the effectiveness of digital spend is a high priority for our advertisers. Our measurement solutions are aligned to help advertisers recognize the value of an investment on our platform across a variety of objectives. We enable our advertisers to meet their awareness, consideration and conversion objectives with a number of first-party tools to measure campaign effectiveness. We also have leading third-party measurement partners to validate Pinterest’s performance and measure advertiser results.

•

Awareness. Advertisers focused on awareness objectives typically aim to capture new customers and keep established brands and existing products top-of-mind. Success against these objectives is measured by increased product awareness, ad recall and purchase intent. We leverage brand lift studies enabled by our own tools and through a third-party partnership to help advertisers achieve their awareness objectives. For example, in a Millward Brown study from the first quarter of 2016 to the fourth quarter of 2018 of over 300 campaigns across verticals on Pinterest, there was a 29% lift in Pin awareness, meaning the number of people that recalled seeing the Pinterest ad, compared to a control group.

•

Consideration. Advertisers who pursue mid-funnel consideration objectives want to maximize online, in-app and offline activities that often lead to conversions. Our consideration-focused advertising solutions drive online and offline traffic as well as specific website actions and app installs. Advertisers evaluate our success driving online traffic and website actions using the Pinterest Tag, our first-party tool that advertisers add to their websites to attribute various user actions against their Pinterest campaigns. We partner with third parties to provide mobile in-app measurement and offline foot traffic measurement.

•

Sales. For conversion-focused advertisers who want to increase online and in-store sales, we have a variety of online and offline measurement solutions. These include first-party solutions like the Pinterest Tag, order ID reporting and online conversion lift, as well as third-party solutions like multi-touch attribution, sales lift and marketing mix modeling. Pinterest delivered $2 in profit for every $1 spent by an advertiser, according to a 2017 study from Analytic Partners that evaluated five campaigns across CPG and Retail.

In addition to the specific objective measurement solutions outlined above, we also partner with other industry providers to measure ad viewability and for campaign reporting.

Our Go-to-Market Approach

The Pinterest platform enables a diverse group of advertisers to achieve a wide range of objectives. We offer advertisers what we believe is a unique combination of an inspiring environment, an attractive audience and full-funnel solutions. We serve these advertisers in customized ways across their size, product needs and measurement objectives. We initially built our business with large CPG and retail advertisers in the United States who typically have large marketing budgets and had the greatest affinity for our core use cases at that time. We then scaled our sales force to support these advertisers and grew their spend with us over time while broadening the mix of advertisers across verticals. As these advertisers scaled their investment on our platform, we have increased our focus on building the product and measurement tools required to serve mid-market and unmanaged advertisers. Recently, we have also begun to focus on expanding our international advertiser base. Advertisers who spent on our platform during the year ended December 31, 2017 increased their spend by 29% during the year ended December 31, 2018.

Large Advertisers

Our large advertisers include many of the largest companies in the world. They have sophisticated marketing needs, mature teams and large ad budgets. They expect white-glove service from advertising platforms and often work with agencies and other marketing partners. We serve these large advertisers through a field sales team organized by vertical with industry leads that develop end-to-end expertise and alignment across marketing, measurement and insights. Large advertisers’ objectives and the required measurement solutions span across the entire purchasing funnel, including awareness, consideration and conversion.

When we began our monetization efforts, we focused on large CPG companies and retailers. As we have demonstrated the value Pinterest can deliver to these large advertisers, this has led to expanded budget share and (for multi-brand advertisers) engagement across more of their sister brands. We believe we can win a larger share of wallet from these advertisers while growing the diversity of advertisers in additional large spend verticals.

Mid-Market Advertisers

Advertisers in this segment include mid-market advertisers, certain SMBs and emerging business models such as Digitally Native Vertical Brands that sell their products and services directly to consumers. While some of these advertisers also focus on objectives across the full purchase funnel, most advertisers in this segment rely primarily on digital advertising and are focused on online sales and conversion metrics. They typically have smaller marketing teams and a dynamic ad spend allocation strategy, and are sensitive to how quickly they can design, scale and shift their ads to platforms where they see the best return.

We help these companies achieve their objectives through relationships with our mid-market sales team, tools to help them easily create beautiful Pinterest ads and various self-serve campaign scaling and measurement tools. While we leverage our in-house vertical expertise, we serve these accounts primarily through a lifecycle approach. Certain sales representatives focus on new advertisers, while others focus on retaining and educating existing advertisers.

While we have covered mid-market advertisers for some time, we have only recently built the product and measurement solutions to better serve this segment. Our continuing efforts are focused on building more self-serve tools that will help these advertisers with ad creation, campaign scaling and measurement.

Unmanaged

Unmanaged advertisers are often SMBs that use our self-serve Ad Manager tool to buy ads directly or through marketing partners. Our unmanaged advertisers’ objective is typically to grow in-store or online sales. We built Pinterest business profiles for these advertisers to have an entry point to our platform and a means of distributing branded organic and advertising content. Our self-serve tools help these advertisers expand their reach and understand the usefulness of their ads to Pinners. We will continue to build the technology required for this segment and strengthen our marketing efforts to reach these advertisers.

International Advertisers

We are in the early stages of our international ad business. As we continue to deliver localized and relevant content to global Pinners, we will also scale our monetization efforts internationally. Our international strategy targets engagement across advertiser scale and vertical focus. We are forging new and expanding existing relationships with large and mid-market advertisers to target key international markets. We have been deliberate about our international expansion, choosing to enter markets where we have localized content as well as strong advertiser demand and monetization potential. We also offer our self-serve tools to international advertisers.

Meet businesses inspired on Pinterest

Inspired on Pinterest A surge in sales “Pinterest ads consistently exceed our performance benchmarks and make a superior impact on sales.” Target Target uses Pinterest to inspire shoppers with new products and drive purchases online and in stores. “We’ve used Promoted Pins since they first launched, and the results have been impressive” says Kristi Argyilan, SVP of Marketing. Most recently, they saw 10x their return on ad spend over the holiday period in 2018, nearly 3x their total yearly goal. “Pinterest aligns directly with our purpose, our shared customer base and key categories. An important pillar of our partnership is innovation, especially around visual discovery and data to better serve our customers.” Pinterest has also directly influenced the shopping experience: Target was the first brand to launch collections created by top style and design Pinners.

Inspired Pinterest on Reaching more cooks in the kitchen “Pinterest is the right platform for us because it generates really impressive sales.” Albertsons Albertsons is one of the biggest U.S. grocery chains, with brands including Pavilions, Safeway, Vons, Jewel-Osco, Shaw’s and Acme. Since more than 95 million people come to Pinterest looking for recipe, food, drink and related ideas each month, and Pinterest households spend 5% more on groceries than the average household,1 it’s the right place for Albertsons to show up. “With interest targeting on Pinterest, we’re able to reach our best customers including foodies, party planners, parents and millennials,” says Sean Barrett, SVP of Marketing & Advertising. Albertson’s runs campaigns all year, featuring simple, seasonal recipes that drive sales. They saw a 15.5x incremental ROAS on their holiday entertaining campaign, and a 16.9x incremental ROAS on their campaign for summer BBQs. 1 based on an analysis by Oracle of transactions in 2016

Inspired Pinterest on Ads not disrupt to discover, “On Pinterest we’re reaching customers in discovery mode, rather than the normal disruptive ad experience. That’s had a positive growth impact.” Rothy’s Rothy’s isn’t your average shoe company—they design and manufacture stylish, sustainable women’s shoes made from recycled plastic water bottles. Pinterest is an essential part of diversifying their marketing efforts and reaching new target customers. “Pinterest is a great growth lever for us,” says Matt Gehring, VP of Growth. “Ads on Pinterest are unique because they’re content that people actually want to see, rather than being an interruption.” Even before they started running ads, Rothy’s was able to build up a strong organic presence that created product buzz on Pinterest.

Inspired Pinterest on More on their eyes pies “Pinterest has helped us pay our rent! We use it to sell our baking kits to people across the country who are as passionate about pie as we are.” Pie Provisions Lauren and Cody Bolden started Perfect Pie Provisions back in 2014 by selling their homemade pies at farmers PIE KIT markets. As their business took off, they expanded into pie ingredient kits for people to bake at home on their own. They turned to Pinterest to grow their reach and drive sales, capturing the strong built-in food audience eager for new baking ideas. “Pinterest is a lifeline to our business,” says Lauren. Their first Promoted Pin, a sweet cream and preserve slab pie, led to a 600% spike in website traffic. “Pie lovers who don’t even know that they’re looking for us can discover us on Pinterest.”

Perfect
PIE KIT
PIE CRUST MIX
WITH ORGANIC FLOUR
CURATED WITH OUR CARE
PIE PROVISIONS
Do-It-Yourself
CRAFTED WITH
YOUR LOVE
NET WT 11.75 OZ (332g)
PIE PROVISIONS
TART CHERRY
PIE FILLING

Inspired Pinterest on Catching of a new audience the eye “Pinterest drives results for us —we’ve been able to attract new high-value customers at a lower cost.” Hubble Online contact lens provider Hubble set out on a mission to make contacts more affordable and convenient. When it came time to grow sales and reach new customers for their subscription service, they turned to Pinterest. Knowing that their target audience uses Pinterest to discover new ideas and services, Hubble created a successful Promoted Pin campaign and achieved impressive results. According to CEO and co-founder Jesse Horwitz, “With Pinterest, we’re able to reduce our costs for new prospects and deliver higher-value customers than other marketing channels.”

A BADMOMS CHRISTMAS
CELEBRATE THE HOLIDAYS LIKE A MOTHER NOVEMBER

Inspired on Pinterest More moms at the movies “Using creative tactics on Pinterest, we’re seeing more moviegoers show up at theaters to see our films on opening weekend.”
STX Entertainment STX Entertainment is a fast-growing company creating content for a global audience across platforms. After their movie Bad Moms became a runaway hit, they wanted to set the sequel, A Bad Moms Christmas, up for box-office success. “It had to earn attention with women during the holidays, and we knew Pinterest was a portal of receptivity,” says Amy Elkins, EVP of Media and Marketing Innovation. After seeing ads on Pinterest, women over 35 were 22% more likely to select A Bad Moms Christmas as their first choice to see in theaters. The campaign ultimately exceeded its goal of reaching +90% of moms on Pinterest.

Marketing

To date, we have been able to grow our global user base with relatively low marketing costs. User acquisition has been driven by the strength of our global brand and the utility of our service as well as by unpaid search engine traffic. We have started to test additional marketing efforts including paid marketing campaigns focused on user and advertiser acquisition efforts.

Our Commitment to Pinners

Everything we do starts with the question—How will this help Pinners?

We actively work to create a welcoming environment for Pinners of all backgrounds, which is why we create policies against certain types of content and take action on accounts, boards and Pins when we become aware of violations of our policies. While other platforms may create policies to prioritize free speech, we are focused on maintaining an empowering environment on Pinterest based on three principles:

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Transparency. We work to make our policies transparent, understandable and easy to find at policy.pinterest.com, just a few clicks away on both our website and our users’ mobile profiles. We provide visual examples and explanations to accompany our terms of use. We believe that this transparency assists Pinners in making more informed decisions about their activities on Pinterest.

•

Enforcement. We enforce our policies to limit Pinners’ exposure to sensitive content in a variety of ways. We have a reporting infrastructure to allow users to quickly and easily report content that violates our policies. We also deploy a variety of detection mechanisms, including machine learning technology and other automated tools, that help us independently identify certain sensitive or prohibited content to remove, suppress or forward the content for human review. As we work to develop these tools, content is reviewed by trained specialists around the world to improve our technology.

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Accountability. We are committed to continually improving our procedural safeguards to maintain and promote user trust. We work alongside advocacy organizations to better understand the nature and sources of certain types of content and our opportunities for improvement. Additionally, we cooperate with law enforcement in compliance with applicable laws and regulations.

Our Technology Innovation

With billions of human-curated ideas, we believe we have one of the largest image-rich data sets ever assembled. This lets us analyze trends, understand intent and predict consumer behavior. And, we are just scratching the surface of what is possible. Looking ahead, we are excited about new technical challenges, including fine-grained image recognition, object-to-object visual search and large-scale visual search infrastructure.

We believe we are able to attract some of the industry’s top engineering talent who are drawn to Pinterest for many reasons, including our large human-curated data set. Our research and development efforts bring together top researchers, scientists and engineers from around the world to tackle challenging problems in machine learning and artificial intelligence, image recognition, user modeling, recommendation systems and data science to develop the best product and advertising technology with the scale to reach hundreds of millions of users.

Our Competition

We primarily compete with consumer internet companies that are either tools (search, ecommerce) or media (newsfeeds, video, social networks). We compete with larger, more established companies such as Amazon, Facebook (including Instagram), Google, Snap and Twitter. Many of these companies have significantly greater financial and human resources. We also face competition from smaller companies in one or more high-value verticals, including Allrecipes, Houzz and Tastemade, that offer users engaging content and commerce opportunities through similar technology or products to ours. We remain focused on emerging competition as well. We face competition across almost every aspect of our business, particularly users and engagement, advertising and talent.

Users and Engagement

We compete to attract, engage and retain users and their time and attention. Because our products and those of our competitors are typically free, we compete based on our brand, product experience, quality, utility and ease of use of our products.

Advertising

We compete for advertising revenue across a variety of formats. We believe our ability to compete effectively depends on the effectiveness of our service in reaching users early in the decision-making process, amplifying advertisers’ messages and delivering compelling returns on investment. This is driven by a number of factors, including our reach, relevance and engagement, as well as our brand and advertising products, delivery and measurement capabilities and other offerings.

Talent

We compete to attract and retain highly talented individuals, particularly people with expertise in computer vision, artificial intelligence and machine learning. We believe we compete for these potential employees by providing a work environment that offers the opportunity to work on challenging, cutting-edge and inspirational products. We also compete by providing competitive compensation packages that we believe will enable us to attract and retain talent. We had 1,797 employees as of December 31, 2018.

We intend to continue to invest in research and development to improve our products for Pinners and advertisers and to grow our active user base in order to address the competitive challenges in our industry. For additional information, see “Risk Factors—Risks Related to the Company and our Industry—If we are unable to compete effectively for users, our business, revenue and financial results could be harmed” and “Risk Factors—Risks Related to the Company and our Industry—If we are unable to compete effectively for advertisers, our business, revenue and financial results could be harmed.”

Intellectual Property

Our success is tied in part to our ability to protect our intellectual property and key technological innovations. We rely on a combination of federal, state and common-law rights in the United States and rights under the laws of other countries, as well as contractual restrictions, to protect our intellectual property and other proprietary rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights to help protect our brand and proprietary technologies. In addition, we generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology and to preserve our rights thereto. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies.

As of December 31, 2018, we had over 200 issued patents and patent applications in the United States and foreign countries relating to aspects of our actual or contemplated operations and technologies. There can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications. We also had over 500 registered trademarks and trademark applications in the United States and foreign countries as of December 31, 2018, including our “Pinterest” name, “Pin It” slogan and related logos. There can be no assurance that each of our trademark applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. Additionally, our current and future patents, trademarks and other intellectual property or other proprietary rights may be contested, circumvented or found unenforceable or invalid.

We may not be able to obtain or maintain sufficient protection for or successfully enforce our intellectual property. Our existing and future patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights may not provide us with competitive advantages, distinguish our products from those of our competitors or prevent competitors from launching comparable products. We may also be dependent on third-party content, technology and intellectual property in connection with our business. Further, we may not be able to prevent third parties from infringing, diluting or otherwise misappropriating or violating our intellectual property rights, and we may face challenges to the validity or enforceability of our intellectual property rights. We are presently involved in a number of intellectual property lawsuits, and expect to continue to face allegations from third parties, including our competitors and “non-practicing entities,” that we have infringed or otherwise violated their intellectual property rights. Intellectual property disputes are common in our sector and, as we face increasing competition or grow our business, there is an ongoing risk that we may become involved in additional legal disputes involving intellectual property claims.

For additional information on risks relating to intellectual property, please see the sections titled “Risk Factors—Risks Related to the Company and our Industry—If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business, revenue and financial results could be harmed,” “Risk Factors—Risks Related to the Company and our Industry—We could become involved in legal disputes involving intellectual property claims or other disputes that are expensive to support, and if resolved adversely, could harm our business, revenue and financial results” and “—Legal Proceedings.”

Government Regulation

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property (including copyright and patent laws), content regulation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. Our business may also be affected by the adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, which could decrease the demand for our products or increase our cost of doing business. Further, current or future legislation or regulations in the United States and other jurisdictions, or new interpretations of existing laws and regulations, that could significantly restrict or impose conditions on our ability to collect, store, augment, analyze, use and share data or increase consumer notice or consent requirements before a company can utilize cookies or other tracking technologies. Many relevant laws and regulations are still evolving and may be interpreted, applied, created or amended in a manner that could harm our business, and new laws and regulations may be enacted, including in connection with the restriction or prohibition of certain content or business activities. The costs of complying with these laws and regulations are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the DMCA, the CDA and the fair-use doctrine in the United States, and the Electronic Commerce Directive in the European Union. However, each of these statutes is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. In addition, pending or recently adopted legislation in the European Union may impose additional obligations or liability on us associated with content uploaded by users to our platform. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our service, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, revenue and financial results could be harmed.

We receive, process, store, use and share data, some of which contains personal information. We are therefore subject to U.S. federal, state, local and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, including GDPR, which came into effect in May 2018. The scope of such laws and regulations is regularly changing, the laws and regulations are subject to different and new interpretations, and the requirements and their enforcement may be inconsistent among countries or in conflict with other rules. Foreign data protection and privacy laws, for example, are often more restrictive than those in the United States. GDPR expands the rights of individuals to control how their personal data is processed, includes restrictions on the use of personal data of children, creates new regulatory and operational requirements for processing personal data (in particular in case of a data breach), increases requirements for security and confidentiality and provides for significant penalties for non-compliance, including fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious infringements. There are also a number of legislative proposals recently enacted or pending before the U.S. Congress, various state legislative bodies and foreign governments concerning content regulation and data protection that could affect us. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (“CCPA”), which will come into effect on January 1, 2020 and would require companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, would allow consumers to opt out of certain data sharing with third parties and would provide a new cause of action for data breaches. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply.

We take a variety of technical and organizational security measures and other measures to protect our data, including data pertaining to our users, employees and business partners. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data.

Government authorities outside the United States may also seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. For example, access to our service has been or is currently restricted in whole or in part in China, India, Kazakhstan and Turkey. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content.

For additional information, see the sections titled “Risk Factors—Risks Related to the Company and our Industry—We may be liable as a result of content or information that is published or made available on our service,” “Risk Factors—Risks Related to the Company and our Industry—Action by governments to restrict access to our service or certain of our products in their countries could harm our business, revenue and financial results” and “—Legal Proceedings.”

Legal Proceedings

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, employment, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our service. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States.

Although the results of the actual and threatened legal proceedings, claims, investigations and government inquiries in which we currently are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business or financial results. Regardless of the final outcome, however, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation and brand, and other factors.

For additional information on risks relating to litigation, please see the sections titled “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Class A Common Stock—The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention,” “Risk Factors—Risks Related to the Company and our Industry—We could become involved in legal disputes involving intellectual property claims or other disputes that are expensive to support, and if resolved adversely, could harm our business, revenue and financial results,” “Risk Factors—Risks Related to the Company and our Industry—We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters, which are subject to change and uncertain interpretation,” and “Risk Factors—Risks Related to the Company and our Industry—Our use of ‘open source’ software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.”

Facilities

Our corporate headquarters is located in San Francisco, California, and we maintain offices in various locations in the United States and internationally. All of our facilities are leased. We believe that our facilities are sufficient for our existing needs.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age, position and description of the business experience of individuals who currently serve as executive officers and directors of our company and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Executive Officers
Benjamin Silbermann	36	Director, Chairman, Co-Founder, President and Chief Executive Officer
Françoise Brougher	53	Chief Operating Officer
Christine Flores	44	General Counsel
Todd Morgenfeld	47	Chief Financial Officer
Lawrence Ripsher	43	Senior Vice President, Product
Evan Sharp	36	Director, Co-Founder and Chief Design & Creative Officer
Tse Li (Lily) Yang	46	Chief Accounting Officer
Non-Employee Directors
Jeffrey Jordan	60	Director
Leslie J. Kilgore	53	Director
Jeremy S. Levine	45	Director
Fredric G. Reynolds	68	Director
Michelle Wilson	56	Director

Biographies of Executive Officers

Benjamin Silbermann is chairman of the board of directors, and the Co-Founder, President and Chief Executive Officer of Pinterest. Prior to co-founding Pinterest, Mr. Silbermann worked at Google from 2006 to 2008. He holds a Bachelor of Arts from Yale University. Mr. Silbermann was selected to serve on our board of directors because of the perspective and experience he brings as our President and Chief Executive Officer and as one of our Co-Founders, as well as his product development experience.

Françoise Brougher has served as the Chief Operating Officer of Pinterest since March 2018. Prior to joining Pinterest, Ms. Brougher led the business unit at Square from 2013 to 2017 and served as the Vice President of Small and Medium-Sized Business Global Sales and Operations at Google from 2009 to 2013. She was Vice President of the Business Operations Group at Google from 2005 to 2009. Ms. Brougher holds a Masters in Engineering from Institut Catholique d’Arts et Metiers and a Master of Business Administration from Harvard Business School.

Christine Flores has served as the General Counsel of Pinterest since May 2017. Prior to joining Pinterest, Ms. Flores served at Google from 2007 to 2017, most recently as Vice President of Legal. Ms. Flores holds Juris Doctor and Bachelor of Arts degrees from the University of Southern California.

Todd Morgenfeld has served as the Chief Financial Officer of Pinterest since November 2016. Prior to joining Pinterest, he served as Vice President of Finance at Twitter from 2015 to 2016 and Treasurer and Senior Vice President of Corporate Development and Corporate Financial Analytics at Hewlett-Packard Company from 2013 to 2015. He served as an investment partner at Silver Lake from 2004 to 2013. Mr. Morgenfeld holds a Master of Business Administration from Stanford Graduate School of Business and a Bachelor of Science from the United States Military Academy, where he graduated first in his class.

Lawrence Ripsher has served as Senior Vice President, Product at Pinterest since November 2017. From May to October 2017 he was Head of Pinner Product. Prior to joining Pinterest, he was an employee of Microsoft from 2008 to 2016. At Microsoft he held numerous senior product leadership roles including running product management and design for Bing UX and most recently as the general manager of “Loop” team. Mr. Ripsher holds a First Class Bachelors in Computer Science (BSc) from the University of Birmingham.

Evan Sharp has served as a Director of Pinterest since March 2019. He is a Co-Founder of Pinterest and serves as our Chief Design & Creative Officer. Since joining Pinterest, he has overseen the creative, product and design teams. He was previously a product designer at Facebook from 2010 to 2011. Mr. Sharp studied Architecture at Columbia University and holds a Bachelor of Arts in History from the University of Chicago. Mr. Sharp was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Design & Creative Officer and as one of our Co-Founders, as well as his product development and design experience.

Tse Li (Lily) Yang has served as the Chief Accounting Officer of Pinterest since June 2017. Prior to joining Pinterest, she served as the Vice President of Finance and Accounting at Medivation from 2015 to 2017 and was an employee of Gilead Sciences, where she held several roles including Vice President and Corporate Controller, from 2003 to 2015. Ms. Yang holds a Bachelor of Science in Accounting and Managerial Information Systems from Boston University and is a certified public accountant.

Biographies of Non-Employee Directors

Jeffrey Jordan has served as a Director of Pinterest since October 2011. Mr. Jordan has served as a General Partner of Andreessen Horowitz, a venture capital firm, since 2011. Previously, Mr. Jordan served as President and Chief Executive Officer of OpenTable, Inc., an internet and mobile services company, from 2007 to 2011. He served as President of PayPal, the internet-based payment system then owned by internet company eBay, Inc., from 2004 to 2006, and as Senior Vice President and General Manager of eBay North America from 1999 to 2004. He also served as Chief Financial Officer of Hollywood Entertainment, a video rental company, from 1998 to 1999, and then as President of its subsidiary, Reel.com. Previously, Mr. Jordan served in various capacities at The Walt Disney Company, an entertainment company, for eight years, most recently as Senior Vice President and Chief Financial Officer of The Disney Store Worldwide. Prior to that, he worked for The Boston Consulting Group, Inc., a management consulting firm. Mr. Jordan currently serves on the board of directors of several private companies and, from 2007 to 2013, served on the board of directors of OpenTable, Inc. Mr. Jordan holds a Master of Business Administration from the Stanford University Graduate School of Business and a Bachelor of Arts from Amherst College. Mr. Jordan was selected to serve on our board of directors because of his extensive experience as an investor and as an officer and director of technology companies.

Leslie J. Kilgore has served as a Director of Pinterest since March 2019. Ms. Kilgore served as Chief Marketing Officer of Netflix, Inc., a global internet entertainment service, from 2000 to 2012. From 1999 to 2000, she served as Director of Marketing of Amazon.com, Inc., an internet retailer. Ms. Kilgore held various positions, including Brand Manager, at The Proctor & Gamble Company, a manufacturer and marketer of consumer products, from 1992 to 1999. Ms. Kilgore currently is a director of Netflix and serves as a member of the audit committee. She previously served as a director of LinkedIn Corporation, a global professional network, and served as chair of its compensation committee and a member of its audit committee and nominating and governance committee. She holds a Master of Business Administration from the Stanford University Graduate School of Business and a Bachelor of Science from The Wharton School of Business at the University of Pennsylvania. Ms. Kilgore was selected to serve on our board of directors because of her experience as a marketing executive with internet retailers and consumer product companies, as well as the strategic and operational insights she has gained from her experience serving in numerous managerial positions.

Jeremy S. Levine has served as a Director of Pinterest since April 2011. He is a partner at Bessemer Venture Partners, which he joined in 2001, where his investment interests include entrepreneurial startups and high growth companies including consumer internet, consumer software and business software and services. Prior to joining Bessemer, Mr. Levine was Vice President of Operations at Dash.com Inc., an internet software publisher, from 1999 to 2001. Prior to Dash, Mr. Levine was an Associate at AEA Investors, a management buyout firm, where he specialized in consumer products and light industrials, from 1997 to 1999. Previously, Mr. Levine was with McKinsey & Company as a management consultant from 1995 to 1997. He currently serves on the board of directors of Shopify, and previously served on the board of directors of MINDBODY, Inc. from 2010 to 2017 and Yelp from 2005 to 2019. Mr. Levine holds a Bachelor of Science from Duke University. Mr. Levine was selected to serve on our board of directors because of his experience providing guidance and counsel to a wide variety of internet, consumer and technology companies and serving on the boards of directors of a wide range of public and private companies, as well as his experience as a venture capitalist.

Fredric G. Reynolds has served as a Director of Pinterest since December 2017. Mr. Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation, a mass media company, from 2006 to 2009. From 2001 to 2005, he served as President and Chief Executive Officer of Viacom Television Stations Group and as Executive Vice President and Chief Financial Officer of Viacom Inc., a mass media company, from 2000 to 2001. He also served as Executive Vice President and Chief Financial Officer of CBS Corporation and its predecessor, Westinghouse Electric Corporation, from 1994 to 2000. Prior to that, Mr. Reynolds held several positions at PepsiCo for twelve years, including Chief Financial Officer or Financial Officer at Pizza Hut, Pepsi Cola International, Kentucky Fried Chicken Worldwide and Frito Lay. He currently serves as a Director of Mondelez International, Inc., Hess Corporation and United Technologies Corporation, and previously served on the board of directors of AOL, Inc. He holds a Bachelor of Arts in business administration from the University of Miami, and is a Certified Public Accountant. Mr. Reynolds was selected to serve on our board of directors because of his public company board and corporate governance experience, as well as his extensive financial, leadership and media expertise.

Michelle Wilson has served as a Director of Pinterest since May 2016. Ms. Wilson worked in various capacities, including Senior Vice President, at Amazon for thirteen years, until her departure in 2012. Previously, Ms. Wilson was a partner at Perkins Coie LLP, a law firm, and served as a member of the firm’s executive committee. Ms. Wilson currently serves on the boards of Zendesk and Okta. She holds a Bachelor of Arts in business administration from the University of Washington and a Juris Doctor from the University of Chicago. Ms. Wilson was selected to serve on our board of directors because of her significant experience as an executive and board member in the technology industry, as well as her deep expertise and experience in legal, compliance and human resources.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors is currently comprised of seven directors, five of whom qualify as “independent” under the NYSE listing standards.

Pursuant to our current certificate of incorporation and voting agreement, our current directors were elected as follows:

•

Mr. Levine was elected by the holders of our Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock, and designated by entities affiliated with Bessemer Venture Partners;

•	Mr. Jordan was elected by the holders of our Series B redeemable convertible preferred stock, and designated by entities affiliated with Andreessen Horowitz; and

•

Mr. Silbermann, Mr. Sharp, Ms. Kilgore, Mr. Reynolds and Ms. Wilson were elected by the holders of our common stock, excluding the common stock issued upon conversion of our redeemable convertible preferred stock, and designated by Mr. Silbermann.

Our voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. After this offering, the number of directors may be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering.

Our amended and restated certificate of incorporation will provide that, immediately upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Jordan and Mr. Levine, and their terms will expire at the first annual meeting of stockholders held after the completion of this offering;

•	the Class II directors will be Mr. Reynolds, Mr. Sharp and Ms. Wilson, and their terms will expire at the second annual meeting of stockholders held after the completion of this offering; and

•	the Class III directors will be Mr. Silbermann and Ms. Kilgore, and their terms will expire the third annual meeting of stockholders held after the completion of this offering.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Mr. Jordan, Ms. Kilgore, Mr. Levine, Mr. Reynolds and Ms. Wilson do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has adopted corporate governance guidelines that provide that one of our independent directors should serve as our lead independent director at any time when our chief executive officer serves as the chairman of the board of directors or if the chairman is not otherwise independent. Because Mr. Silbermann is our chairman and is not an “independent” director as defined in the listing standards of the NYSE, the independent directors, in accordance with the corporate governance guidelines, appointed Ms. Wilson to serve as our lead independent director. As lead independent director, Ms. Wilson will preside over periodic meetings of our independent directors, serve as a liaison between our chairman and our independent directors, and perform such additional duties as the board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Each committee will operate under a written charter, which will be available on our corporate website at                                          at the closing of this offering.

Audit Committee

The audit committee’s main purpose is to oversee our accounting and financial reporting processes, our relationship with our independent auditors, our compliance with legal and regulatory requirements and our enterprise risk management program.

In carrying out this purpose, the audit committee will:

•

oversee the design, implementation, adequacy and effectiveness of our disclosure controls and procedures, system of internal controls over financial accounting, internal audit function and the preparation and audits of our consolidated financial statements;

•	select and hire our independent auditors, approve audit and non-audit related services provided to us, evaluate their qualifications and performance and ensure their independence;

•

oversee procedures for the receipt, retention and treatment of complaints about accounting, internal accounting controls or audit matters, and for the confidential and anonymous submission by employees concerning such matters;

•	review and approve or ratify, in accordance with our policies, all related party transactions as defined by applicable rules and regulations; and

•	oversee legal and regulatory matters and review and approve the adequacy and effectiveness of our compliance policies and procedures, including the Code of Business Conduct and Ethics.

The members of the audit committee are Mr. Reynolds (chair), Ms. Wilson and Ms. Kilgore. The audit committee will meet at least four times each year. Upon effectiveness of the registration statement, members of the committee will be “independent,” as defined under the NYSE listing standards and Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Reynolds is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements, and none of the members of our audit committee has participated in the preparation of Pinterest’s financial statements at any time during the past three years. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

Compensation Committee

The compensation committee’s main purpose is to oversee the compensation of our chief executive officer and our directors and employees, including other executive officers and matters relating to the attraction, development and retention of directors, executive officers and other employees.

In carrying out this purpose, the compensation committee will:

•	review and approve corporate goals relevant to compensation against which our chief executive officer and other executive officers will be evaluated;

•

evaluate the performance of our executive officers (including the chief executive officer) and determine the compensation of such officers based on such evaluations, including performance- and incentive-based compensation and equity-based plans;

•	review periodically the operation and structure of our compensation program in light of our business strategy and relative competitiveness against the market; and

•	oversee short-term and long-term management succession planning and leadership assessment and development.

The members of the compensation committee are Ms. Wilson (chair) and Ms. Kilgore. The compensation committee will meet at least four times each year. Our board of directors has determined that each member of the compensation committee is independent under the NYSE listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. In arriving at these determinations, our board of directors has examined all factors relevant to determining whether any compensation committee member has a relationship to Pinterest that is material to that member’s ability to be independent from management in connection with carrying out such member’s duties as a compensation committee member.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s main purpose is to identify and evaluate individuals qualified to become board members, consistent with criteria approved by the board and to recommend for the board’s approval the slate of nominees to be proposed to stockholders for election to the board, develop and recommend to the board for approval a set of corporate governance guidelines and lead the annual review of the performance of the board and each of its standing committees.

In carrying out this purpose, the nominating and corporate governance committee will:

•

evaluate the composition, size, organization, performance and governance of the board and each of its committees, and make recommendations to the board about the appointment of directors to committees of the board;

•	develop policies for considering director nominees for election to the board and establish requisite qualification requirements, including director independence determinations;

•	recommend ways to enhance communications and relations with stockholders;

•	ensure compliance with the corporate governance guidelines and review and recommend any changes to the board on an annual basis; and

•	in conjunction with the compensation committee, oversee the evaluation of management.

The members of the nominating and corporate governance committee are Mr. Levine (chair) and Mr. Jordan. The nominating and corporate governance committee will meet at least two times each year. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all our employees, including our chief executive officer, chief financial officer and other executive and senior financial officers and all persons performing similar functions. A copy of that code is available on our corporate website at                                         . We expect that any amendments to the code, or any material waivers of its requirements, will be disclosed on our website or in filings under the Exchange Act.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during the year ended December 31, 2018.

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Jeffrey Jordan	$—	$—	$—
Jeremy S. Levine	—	—	—
Fredric G. Reynolds (2)(3)	—	1,834,000	1,834,000
Michelle Wilson (2)(4)	—	—	—

(1)

The amounts reported in the Stock Awards column represents the grant date fair value of the RSUs granted to our non-employee directors during the year ended December 31, 2018 as computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the RSUs reported in the Stock Awards column are set forth in Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the grant date fair value for these RSUs, and do not correspond to the actual economic value that may be received by our non-employee directors from the RSUs.

(2)

The RSUs granted to our non-employee directors only vest upon the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The schedule associated with the service-based vesting condition varies for each grant of RSUs as described below. The liquidity-based vesting condition will be satisfied upon the consummation of this offering. Following the consummation of this offering, we may determine, in our sole discretion, a date within seven months of the offering (and prior to March 15 of the following year, if earlier) on which an RSU that has had both its service-based vesting condition and its liquidity-based vesting condition satisfied will be settled in shares of our Class B common stock.

(3)

Mr. Reynolds currently has 100,000 RSUs outstanding. His RSU grant, dated January 10, 2018, provides that the service-based vesting condition will be satisfied for 6.25% of the total number of RSUs at the end of every three-month period occurring during the four year period commencing January 20, 2018 and ending on January 20, 2022, subject to his continued service through each such date. As of December 31, 2018, the service-based vesting condition had been satisfied for 18.75% of his RSU grant.

(4)

Ms. Wilson currently has 100,000 RSUs outstanding. Her RSU grant, dated April 15, 2016, provides that the service-based vesting condition will be satisfied for 6.25% of the total number of RSUs at the end of every three-month period occurring during the four year period commencing April 13, 2016 and ending on May 1, 2020, subject to her continued service through each such date. As of December 31, 2018, the service-based vesting condition had been satisfied for 62.5% of her RSU grant.

Mr. Silbermann, our President and Chief Executive Officer, and Mr. Sharp, our Chief Design & Creative Officer, are also directors but do not receive any additional compensation for their service as a director. See “Executive Compensation” for more information regarding the compensation earned by Mr. Silbermann. Historically, we have not compensated Mr. Jordan or Mr. Levine for their services as directors.

Leslie Kilgore became a member of our board of directors in March 2019. Ms. Kilgore received a grant of 20,513 RSUs on March 21, 2019, for which the service-based vesting condition will be satisfied for one third of the total number of RSUs on each of the first three anniversaries of her appointment, subject to her continued service through each such date.

In March 2019, our board of directors approved a compensation policy for non-employee directors which will become effective in connection with this offering. Pursuant to this policy, our non-employee directors will receive the following compensation. This policy may be amended by our board of directors from time to time.

Cash Compensation

Following the completion of this offering, each non-employee director will be entitled to receive an annual cash retainer of $50,000 as remuneration for his or her service to the company, with an additional $12,500 for service on the audit committee (or, in the case of the chair of such committee, $25,000), an additional $10,000 for service on the compensation committee (or, in the case of the chair of such committee, $20,000), an additional $5,000 for service on the nominating and corporate governance committee (or, in the case of the chair of such committee, $10,000), an additional $40,000 for service as the non-executive chairperson of the board of directors (to the extent this position exists) and an additional $20,000 for service as the lead independent director. The annual cash retainer will be paid prospectively on a quarterly basis, pro-rated (i) for any non-employee director whose service (or whose service in any of the additional capacities described above) commences during a calendar year and (ii) for the calendar year in which this offering occurs, such that the retainer is reduced proportionately for any calendar month prior to the month in which such service commenced or this offering occurred, respectively.

Equity Compensation

Following the completion of this offering, each non-employee director will receive an annual grant of RSUs with a grant date fair value of $250,000. Such RSUs will vest in full on the earlier of (i) the first anniversary of the date of grant, or (ii) the date immediately prior to the company’s next regular annual meeting of stockholders, in each case, subject to the director’s continued service through such date. The first such annual grant of RSUs will be made on the date this offering is completed. Subsequent annual grants of RSUs will be made on the day immediately after our regular annual meeting of stockholders to non-employee directors who are serving on our board of directors on such date.

In addition, each non-employee director appointed after the completion of this offering will receive an initial grant of RSUs with a grant date fair value of $400,000, which will vest in three equal, annual installments on the first three anniversaries of the date of the director’s appointment or election, subject to the director’s continued service through each such date.

All RSUs granted to non-employee directors pursuant to our non-employee director compensation policy shall vest in full immediately prior to, but conditioned upon, the consummation of a change in control.

Expenses

We believe that the cash and equity compensation we provide to our non-employee directors will be sufficient to defray the cost of out-of-pocket travel expenses in connection with in-person attendance at and participation in meetings of our board of directors and any committee of the board. As a result, we do not intend to reimburse our non-employee directors for such out-of-pocket travel expenses.

EXECUTIVE COMPENSATION

Overview

Our “Named Executive Officers,” consisting of our principal executive officer and our two most highly compensated executive officers (other than our principal executive officer), as of December 31, 2018, were:

•	Benjamin Silbermann, Co-Founder, President and Chief Executive Officer;

•	Todd Morgenfeld, Chief Financial Officer; and

•	Lawrence Ripsher, Senior Vice President, Product.

Summary Compensation Table for the Year Ended December 31, 2018

The following table presents summary information regarding the total compensation that was awarded to, earned by or paid to our Named Executive Officers during the year ended December 31, 2018:

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	All Other Compensation	Total
Benjamin Silbermann
Co-Founder, President and Chief Executive Officer	2018	$197,100	$—	$—	$—	$197,100
Todd Morgenfeld
Chief Financial Officer	2018	360,500	—	22,028,696	—	22,389,196
Lawrence Ripsher
Senior Vice President, Product	2018	325,833	—	22,257,184	—	22,583,017

(1)

The amounts reported in the Stock Awards column represents the grant date fair value of the RSUs granted to our Named Executive Officers during the year ended December 31, 2018 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the RSUs reported in the Stock Awards column are set forth in Note 1 of the notes to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the grant date fair value for these RSUs, and do not correspond to the actual economic value that may be received by our Named Executive Officers from the RSUs.

Outstanding Equity Awards as of December 31, 2018

			Option Awards (1)				Stock Awards (1)
	Grant Date		Number of Securities Underlying Unexercised Stock Options		Exercise Price per Share	Expiration Date	Unvested (2)	Market or Payout Value of Unearned Shares, Units or Other Unvested Rights (3)
Name			Vested	Unvested
Benjamin Silbermann	4/25/2013		10,399,835	—	$1.878	4/25/2023	—	$—
	9/20/2016	(4)	—	—	—	—	758,333	14,400,750
Todd Morgenfeld	2/3/2017	(5)	—	—	—	—	1,083,333	20,572,500
	8/1/2018	(6)	—	—	—	—	1,166,666	22,155,000
Lawrence Ripsher	8/8/2017	(7)	—	—	—	—	466,666	8,862,000
	4/30/2018	(8)	—	—	—	—	266,666	5,064,000
	8/1/2018	(9)	—	—	—	—	916,666	17,407,500

(1)	All of the outstanding equity awards described in this table were granted under the 2009 Stock Plan (the “2009 Plan”) and are in respect of shares of our Class B common stock.
(2)

The RSUs granted to our Named Executive Officers only vest upon the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The schedule associated with the service-based vesting condition varies for each grant of RSUs as described below. The liquidity-based vesting condition will be satisfied upon the consummation of this offering. Following the consummation of this offering, we may determine, in our sole discretion, a date within seven months of the offering (and prior to March 15 of the following year, if earlier) on which an RSU that has had both its service-based vesting condition and its liquidity-based vesting condition satisfied will be settled in shares of our Class B common stock. Certain of the RSUs were subject to acceleration upon certain events as described in “—Severance and Potential Payments Upon Termination or a Change in Control.”

(3)

Shares of our common stock were not publicly traded as of December 31, 2018. The market value of the RSUs included in this table on that date is based on our board of directors’ determination of the fair market value of shares of our common stock as of that date. For additional information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Valuation of Common Stock and Redeemable Convertible Preferred Stock Warrants.”

(4)

Mr. Silbermann’s September 2016 RSU grant provides that the service-based vesting condition will be satisfied for 1/7th of the total number of RSUs on the last day of each calendar quarter, beginning on June 30, 2017 and ending on December 31, 2018, subject to Mr. Silbermann’s continuous service with the Company through each such date. As of December 31, 2018, the service-based vesting condition had been satisfied for 100% of this RSU grant.

(5)

Mr. Morgenfeld’s February 2017 RSU grant provides that the service-based vesting condition will be satisfied for 6.25% of the total number of RSUs at the end of each three-month period measured from November 7, 2016, subject to Mr. Morgenfeld’s continuous service with the Company through each such date. This grant of RSUs was made pursuant to Mr. Morgenfeld’s Employment Agreement in connection with his joining the Company. As of December 31, 2018, the service-based vesting condition had been satisfied for 50% of this RSU grant.

(6)

Mr. Morgenfeld’s August 2018 RSU grant provides that the service-based vesting condition will be satisfied for (i) 2.5% of the total number of RSUs at the end of each three-month period occurring during the two-year period commencing on December 20, 2018 and ending on December 20, 2020 and (ii) 10% of the total number of RSUs at the end of each three-month period occurring during the two-year period commencing on December 20, 2020 and ending on December 20, 2022, subject to Mr. Morgenfeld’s continuous service with the Company through each such date. As of December 31, 2018, the service-based vesting condition had been satisfied for 0% of this RSU grant.

(7)

Mr. Ripsher’s August 2017 RSU grant provides that the service-based vesting condition will be satisfied for 25% of the total number of RSUs on May 30, 2018, and for 6.25% of the total number of RSUs at the end of each three-month period occurring thereafter over the next three years, subject to Mr. Ripsher’s continuous service with the Company through each such date. This grant of RSUs was made pursuant to Mr. Ripsher’s Employment Agreement in connection with his joining the Company. As of December 31, 2018, the service-based vesting condition had been satisfied for 37.5% of this RSU grant.

(8)

Mr. Ripsher’s April 2018 RSU grant provides that the service-based vesting condition will be satisfied for (i) 20% of the total number of RSUs on March 20, 2019, (ii) 20% on March 20, 2020, (iii) 30% on March 20, 2021 and (iv) 30% on March 20, 2022, subject to Mr. Ripsher’s continuous service with the Company through each such date. As of December 31, 2018, the service-based vesting condition had been satisfied for 0% of this RSU grant.

(9)

Mr. Ripsher’s August 2018 RSU grant provides that the service-based vesting condition will be satisfied for (i) 3.75% of the total number of RSUs at the end of each three-month period occurring during the two-year period commencing on December 20, 2018 and ending on December 20, 2020, (ii) 7.5% of the total number of RSUs at the end of each three-month period occurring during the one-year period commencing on December 20, 2020 and ending on December 20, 2021 and (iii) 10% of the total number of RSUs at the end of each three-month period occurring during the one-year period commencing on December 20, 2021 and ending on December 20, 2022, subject to Mr. Ripsher’s continuous service with the Company through each such date. As of December 31, 2018, the service-based vesting condition had been satisfied for 0% of this RSU grant.

2019 Founders Grants

On March 21, 2019, we granted 2,333,334 RSUs to Mr. Silbermann and 2,333,334 RSUs to Evan Sharp, our Co-Founder and Chief Design & Creative Officer (who is not a Named Executive Officer). These March 2019 RSU grants will vest and be settled on a basis consistent with the RSU grants described in footnote (2) to the “Outstanding Equity Awards as of December 31, 2018” table above, and provide that the service-based vesting condition will be satisfied for 5% of the total number of RSUs at the end of each three-month period measured from April 20, 2019 (a total vesting period of five years), subject to the grant recipient’s continuous service with the Company through each such date.

Employment Agreements and Offer Letters

We have entered into employment agreements or offer letters with each of our Named Executive Officers (collectively, the “Employment Agreements”). Each of our Named Executive Officers is an employee-at-will, and their employment can be terminated at any time for any reason, with or without cause. The Employment Agreements establish an initial base salary for each of our Named Executive Officers and provide that each of our Named Executive Officers is eligible to participate in our employee benefit plans.

Messrs. Morgenfeld and Ripsher each received a sign-on bonus upon commencement of their employment subject to a prorated clawback in the event of a termination of employment prior to the first anniversary of the bonus payment (Mr. Morgenfeld’s sign-on bonus was paid in two installments, the first upon the commencement of his employment and the second on his one-year anniversary of the commencement of employment). Other than as described above, our Named Executive Officers did not receive any performance-based or discretionary bonuses during the year ended December 31, 2018.

Severance and Potential Payments Upon Termination or a Change in Control

We intend to enter into Executive Severance & Change in Control Agreements (the “Severance Agreements”), to become effective upon the completion of this offering, with certain members of senior management, including each of our Named Executive Officers. Under the Severance Agreement, if a Named Executive Officer is terminated by the Company without cause (as defined in the Severance Agreement), the Named Executive Officer will receive (i) a lump sum cash payment equal to six months of base salary and (ii) a cash payment equal to the cost of six months of company-paid health insurance continuation coverage. If a Named Executive Officer is terminated by the Company without cause or resigns for good reason (as defined in the Severance Agreement), in each case, within the 90 days preceding or one year following a change in control of the Company, the Named Executive Officer will receive (i) a lump sum cash payment equal to one year of base salary, (ii) a cash payment equal to the cost of one year of company-paid health insurance continuation coverage and (iii) full accelerated vesting of all outstanding equity awards. All of the payments and benefits provided under the Severance Agreement are subject to the Named Executive Officer’s execution of a general release of claims against the Company and continued adherence to the terms of the Named Executive Officer’s confidential information and invention assignment agreement with the Company. In addition, these payments and benefits are subject to a “best net after-tax” provision in the event that the benefits would trigger excise tax penalties and loss of deductibility under Sections 280G and 4999 of the Code. In addition, the Severance Agreement also provides that, in the event the outstanding equity awards of the Named Executive Officer are not assumed, substituted or otherwise continued or replaced with similar equity awards in connection with a change in control of the Company, such awards will vest in full immediately prior to, and contingent upon, the consummation of such change in control.

In addition, Mr. Morgenfeld’s February 2017 RSU grant was previously subject to partial acceleration provisions in connection with a qualifying termination following a change in control of the Company; however, these acceleration provisions applicable to Mr. Morgenfeld’s RSUs expired on October 31, 2018.

2019 Omnibus Incentive Plan

On March 21, 2019, our board of directors adopted our 2019 Plan, which was subsequently approved by our stockholders on March 28, 2019. No awards may be granted under our 2019 Plan prior to the completion of this offering. Our 2019 Plan will terminate on March 20, 2029, unless terminated earlier by our board of directors. Our 2019 Plan allows for the grant of incentive stock options to employees, including the employees of any subsidiary, and for the grant of nonstatutory stock options, restricted stock awards, RSUs and other equity-based or cash-based awards to employees, directors, and consultants, including employees and consultants of any parent, subsidiary or affiliate. The 2019 Plan will be the successor to our 2009 Plan, which is described below.

Authorized Shares

The maximum number of shares of our Class A common stock that may be issued under our 2019 Plan is 48,200,000. The maximum number of shares of our Class A common stock that may be issued on the exercise of incentive stock options under our 2019 Plan is also 48,200,000. Shares subject to awards granted under our 2019 Plan that expire, are forfeited, are retained by us in order to satisfy any exercise price or any tax withholding, are repurchased by the company at their original purchase price or are settled in cash do not reduce the number of shares available for issuance under our 2019 Plan. Further, shares of our Class A common stock covered by awards granted in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger shall not reduce the number of shares available for issuance under our 2019 Plan.

Shares of our capital stock that would have otherwise been available under our 2009 Plan will increase the number of shares of our Class A common stock available for issuance under our 2019 Plan. Specifically, in connection with the completion of this offering, (i) 22,591,555 of shares of Class A common stock (which is the number of shares of Class B common stock in the share reserve of the 2009 Plan that are not subject to outstanding awards and that would, but for the provisions of the 2019 Plan, otherwise remain available for issuance under the 2009 Plan (the “Prior Plan’s Available Reserve”)) and (ii) up to 180,532,624 of shares of Class A common stock (which is the number of shares of Class B common stock subject to awards under the 2009 Plan on the date of the completion of this offering that, from and after such date, would, but for the provisions of the 2019 Plan, otherwise return to the share reserve of the 2009 Plan upon expiration or cancellation of awards outstanding under the 2009 Plan (the “Prior Plan Returning Shares”)), in the case of each of (i) and (ii), shall be added to the number of shares of Class A common stock available for issuance under the 2019 Plan.

In addition, the number of shares of our Class A common stock reserved for issuance under our 2019 Plan will automatically increase on the first day of each fiscal year, commencing on January 1, 2020 and ending on (and including) January 1, 2029, in an amount equal to 5% of the total number of shares of our Class A common stock and our Class B common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors.

Non-Employee Director Compensation Limit

The maximum number of shares of our Class A common stock subject to stock awards (and of cash subject to cash-based awards) granted under the 2019 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on our board of directors, will not exceed $750,000 in total value; provided, however, that such maximum will instead be $1,000,000 for the first year in which a non-employee director serves on our board of directors (or the second year, if such non-employee director does not receive any awards under the 2019 Plan during the first year).

Plan Administration

Our board of directors or the compensation committee of our board of directors, acting as the plan administrator, administers our 2019 Plan and the awards granted under it. The plan administrator may also delegate to one or more of our officers the authority to make awards under the 2019 Plan to employees (other than officers) and consultants, and to otherwise administer the 2019 Plan, within parameters specified by the plan administrator. Under our 2019 Plan, the plan administrator has the authority to determine and amend the terms of awards and the applicable award agreements, including:

•	selecting the employees, consultants or directors to receive such awards;

•	determining the fair market value of shares of our Class A common stock underlying such awards and setting the exercise or purchase price of such awards, if any;

•	setting the number of shares or amount of cash subject to each such award;

•	determining the vesting conditions applicable to each such award, and providing for the acceleration of awards in its discretion;

•	providing for the accrual of dividends or dividend equivalents on awards (provided that no payment in respect thereof may be made prior to the vesting of an award);

•	determining whether all or a portion of an equity-based award should be settled in cash instead of in shares of our Class A common stock; and

•

amending the terms of outstanding awards, with the consent of any recipient whose rights would be materially and adversely affected by such amendment, including adjusting the vesting of an award, reducing the exercise price of a stock option or canceling stock options in exchange for stock options with a lower exercise price, restricted stock awards, RSUs, cash or other property.

Stock Options

Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2019 Plan vest based on vesting criteria specified in the stock option agreement as determined by the plan administrator.

Restricted Stock Unit Awards

RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. An RSU may be settled by cash, delivery of stock or a combination of cash and stock as deemed appropriate by the plan administrator. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU. RSUs granted under the 2019 Plan vest based on vesting criteria specified in the restricted stock unit award agreement as determined by the plan administrator.

Restricted Stock Awards

Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for services or may be offered by the plan administrator for purchase. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right (at the original purchase price).

Other Awards

The plan administrator may grant other cash-based, equity-based or equity related awards. The plan administrator will set the number of shares or the amount of cash under the award and all other terms and conditions of such awards. Such other awards granted under the 2019 Plan vest based on vesting criteria specified in the award agreement as determined by the plan administrator.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, proportionate adjustments will be made to (1) the number and class of shares available for issuance under the 2019 Plan (including pursuant to incentive stock options), and (2) the number and class of shares, and the exercise price, strike price or repurchase price, if applicable, of all outstanding awards.

Corporate Transactions

Our 2019 Plan provides that in the event of certain specified significant corporate transactions, generally including (i) a sale of all or substantially all of our assets, (ii) a merger, consolidation or other similar transaction of the company with or into another entity or (iii) a person or group becoming the beneficial owner of more than 50% of our then outstanding voting power (subject to certain exclusions), each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (A) the assumption, continuation or substitution of such outstanding awards by the company, the surviving corporation or its parent, (B) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any) or (C) the cancellation of any outstanding awards for no consideration. The plan administrator is not obligated to treat all awards (or portions thereof), even those that are of the same type, or all recipients, in the same manner and is not obligated to obtain the consent of any recipient to effectuate the treatment described above.

Transferability

Under our 2019 Plan, awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under our 2019 Plan or the applicable award agreements.

Plan Amendment or Termination

Our board of directors has the authority to amend or terminate our 2019 Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards.

French Sub-Plan

On March 21, 2019, our board of directors also adopted a French sub-plan to our 2019 Plan (the “French Sub-Plan”), which was subsequently approved by our stockholders on March 28, 2019. The French Sub-Plan permits us to grant RSUs and stock options that qualify for special tax and social security treatment under the French Commercial Code to employees who are residents of France for French tax purposes or subject to the French social security contributions regime. We do not expect that any of our executive officers will participate in the French Sub-Plan or that a material number of awards will be granted thereunder.

2009 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2009 Plan, on June 19, 2009. Our 2009 Plan was amended most recently in October 2017 and will terminate on June 18, 2019, unless extended or earlier terminated by our board of directors. Our 2009 Plan allows for the grant of incentive stock options to employees, including the employees of any parent or subsidiary, and for the grant of nonstatutory stock options, restricted stock awards and RSUs to employees, directors, and consultants, including employees and consultants of any parent, subsidiary or affiliate.

Our 2019 Plan will become effective in connection with the completion of this offering. Subject to and contingent upon the completion of this offering, any shares of Class B common stock in the Prior Plan’s Available Reserve will cease to be available under the 2009 Plan and shall automatically be retired and cancelled. Additionally, any shares of Class B common stock that become Prior Plan Returning Shares, which are those shares subject to awards granted under our 2009 Plan that expire, are forfeited, are retained by us in order to satisfy any exercise price or any tax withholding, are repurchased by the Company at their original purchase price or are settled in cash, will not return to the reserves of the 2009 Plan and shall automatically be retired and cancelled. As a result, we do not expect to grant any additional awards under the 2009 Plan following the completion of this offering, and, in any event, no awards may be granted under the 2009 Plan after June 18, 2019. Any awards granted under the 2009 Plan will remain subject to the terms of our 2009 Plan and the applicable award agreements.

Plan Administration

Our board of directors or a duly authorized committee of our board of directors administers our 2009 Plan and the awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to make awards under the 2009 Plan to employees and consultants, within parameters specified by our board of directors. Under our 2009 Plan, the board of directors has the authority to determine and amend the terms of awards and the applicable award agreements, including:

•	selecting the employees, consultants or directors to receive such awards;

•	determining the fair market value of shares of our Class B common stock underlying such awards and setting the exercise or purchase price of such awards, if any;

•	setting the number of shares subject to each such award;

•	determining the vesting conditions applicable to each such award, and providing for the acceleration of awards in its discretion;

•	determining whether all or a portion of an award should be settled in cash instead of in shares of our Class B common stock; and

•

amending the terms of outstanding awards, with the consent of any recipient whose rights would be materially and adversely affected by such amendment, including adjusting the vesting of an award, reducing the exercise price of a stock option or canceling stock options in exchange for stock options with a lower exercise price, restricted stock awards, RSUs, cash or other property.

Vesting of RSUs

RSUs granted under our 2009 Plan vest on the satisfaction of both (i) a service-based vesting condition and (ii) a liquidity-based vesting condition. The schedule associated with the service-based vesting condition varies for each grant of RSUs and is determined in the discretion of the plan administrator. The liquidity-based vesting condition will be satisfied upon the occurrence of an Initial Event within a certain period of time following the grant date of such RSU, which is seven years.

Following an Initial Event, we may determine, in our sole discretion, a date within seven months of the Initial Event (and prior to March 15 of the year following the Initial Event, if earlier), on which an RSU that has had both its service-based vesting condition and its liquidity-based vesting condition satisfied will be settled in shares of our Class B common stock. Because this offering will satisfy the liquidity-based vesting condition associated with our RSUs, we expect that a significant number of RSUs will be settled in shares of our Class B common stock within the seven-month period following the completion of this offering. In addition, certain of the RSUs are subject to acceleration upon certain events, including as described in “—Severance and Potential Payments Upon Termination or a Change in Control.”

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, proportionate adjustments will be made to (1) the number and class of shares available for issuance under the 2009 Plan (including pursuant to incentive stock options), and (2) the number and class of shares, and the exercise price, strike price or repurchase price, if applicable, of all outstanding awards.

Corporate Transactions

Our 2009 Plan provides that in the event of certain specified significant corporate transactions, generally including (i) a sale of all or substantially all of our assets, (ii) a merger, consolidation or other similar transaction of the Company with or into another entity or (iii) a person or group becoming the beneficial owner of more than 50% of our then outstanding capital stock, each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (A) the assumption, continuation or substitution of such outstanding awards by the Company, the surviving corporation or its parent, (B) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any) or (C) the cancellation of any outstanding awards for no consideration. The plan administrator is not obligated to treat all awards (or portions thereof), even those that are of the same type, or all recipients, in the same manner and is not obligated to obtain the consent of any recipient to effectuate the treatment described above.

In the event of a change in control of the Company, awards granted under the 2009 Plan will not receive automatic acceleration of vesting or exercisability, although the plan administrator may provide for this treatment in an award agreement. Following a change in control, some of the RSUs are subject to acceleration upon certain terminations of the recipient’s employment, including as described in “—Severance and Potential Payments Upon Termination or a Change in Control.”

Transferability

Under our 2009 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under our 2009 Plan or the applicable award agreements.

Plan Amendment or Termination

Our board of directors has the authority to amend or terminate our 2009 Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards.

Retirement Benefits

We maintain the Pinterest 401(k) Plan, a tax-qualified 401(k) savings plan (the “401(k) Plan”), in which our Named Executive Officers participate. The 401(k) Plan allows participants to contribute up to 90% of their pay on a pre-tax basis (or on a post-tax basis, with respect to elective Roth deferrals) into individual retirement accounts, subject to the maximum annual limits set by the Internal Revenue Service (“IRS”). While the 401(k) Plan permits it, we have not previously provided matching employer contributions. All contributions to the 401(k) Plan are in the form of cash. Participants are immediately fully vested in both their own contributions and the Company’s matching employer contributions to the 401(k) Plan.

Nonqualified Deferred Compensation

Our Named Executive Officers did not participate in or earn any benefits under a non-qualified deferred compensation plan sponsored by us during the year ended December 31, 2018.

Tax Considerations

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of compensation in excess of $1 million paid in a year to a Named Executive Officer. Once an individual has been a Named Executive Officer, the deduction limitation applies indefinitely. As we were not publicly traded, the deduction limit imposed by Section 162(m) did not apply to us. Further, as a newly public company, we expect to rely upon certain transitional relief under Section 162(m). Nonetheless, the board of directors believes that the potential deductibility of the compensation payable under our executive compensation program should be only one of many relevant considerations in setting compensation. Accordingly, the board of directors (or a committee thereof) may deem in the future that it is appropriate to provide one or more executive officers with the opportunity to earn compensation which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code.

We do not provide any executive officer with a “gross-up” or other reimbursement payment for any tax liability as a result of the application of Section 280G or 4999 of the Code, and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including the requirements to hold non-binding advisory votes on executive compensation and to provide information relating to the ratio of annual total compensation of our chief executive officer to the median of the annual total compensation of all of our employees, each as required under Sections 14 and 14A of the Exchange Act.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock (1) immediately prior to the completion of this offering and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

We have based our calculation of the percentage of beneficial ownership prior to this offering on no shares of our Class A common stock and                 shares of our Class B common stock outstanding as of March 29, 2019, assuming the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class B common stock, the automatic conversion and reclassification of our outstanding redeemable convertible preferred stock into 308,372,983 shares of our Class B common stock and the issuance of              shares of our Class B common stock upon the automatic net exercise of outstanding warrants, which will occur prior to the completion of this offering. For purposes of calculating the percentage of beneficial ownership prior to this offering, we did not include the effect of any voting agreements or voting proxies that terminate upon the offering. We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our Class A common stock and                 shares of our Class B common stock outstanding immediately after the completion of the offering and assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 29, 2019, or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 29, 2019, to be outstanding and to be beneficially owned by the person holding the stock option or RSUs for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is care of Pinterest, 505 Brannan Street, San Francisco, California 94107.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Before the Offering			% of Total Voting Power Pre-Offering		Amount and Nature of Beneficial Ownership After the Offering						% of Total Voting Power After the Offering
	Class B					Class A			Class B
	Shares	Percent of Class				Shares	Percent of Class		Shares	Percent of Class
Named Executive Officers and Directors:
Benjamin Silbermann (1)	51,273,123		%		%			%			%		%
Evan Sharp (2)	9,397,031
Jeffrey Jordan	—	—		—		—	—			—		—
Leslie J. Kilgore (3)	—	—		—		—	—			—		—
Jeremy S. Levine (4)	—	—		—		—	—			—		—
Fredric G. Reynolds (5)	—	—		—		—	—			—		—
Michelle Wilson (6)	—	—		—		—	—			—		—
Todd Morgenfeld (7)	—	—		—		—	—			—		—
Lawrence Ripsher (8)	—	—		—		—	—			—		—
All Executive Officers and Directors as a group (12 persons) (9)	60,670,154		%		%			%			%		%
Other 5% Stockholders:
Entities affiliated with Bessemer Venture Partners (4)	59,458,125		%		%			%			%		%
Entities affiliated with FirstMark (10)	44,407,640		%		%			%			%		%
Entities affiliated with Andreessen Horowitz (11)	43,538,831		%		%			%			%		%
Paul Sciarra (12)	42,407,697		%		%			%			%		%
Entities affiliated with Fidelity (13)	32,273,067		%		%			%			%		%
Entities affiliated with Valiant (14)	27,079,979		%		%			%			%		%

(1)

Includes (i) 40,436,642 shares of Class B common stock held by Benjamin Silbermann, (ii) 436,646 shares of Class B common stock held by Divya Silbermann and (iii) 10,399,835 shares of Class B common stock issuable upon exercise of outstanding stock options held by Mr. Silbermann, which are exercisable within 60 days of March 29, 2019. Does not include 9,960,030 shares of Class B common stock held by The Silbermann 2012 Irrevocable Trust (the “Trust”), for which             is trustee. Mr. Silbermann does not have dispositive power or voting power over the shares held by the Trust and, as a result, Mr. Silbermann is deemed not to be a beneficial owner of the shares held by the Trust and such shares are not included in the table. In addition, Mr. Silbermann holds 3,091,667 RSUs, including 758,333 RSUs that will fully vest as a result of the consummation of this offering but with respect to which the Company retains the sole discretion to determine a date within seven months of the consummation of this offering on which to settle such vested RSUs in shares of our Class B common stock. As a result, Mr. Silbermann does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(2)

Includes (i) 1,261,173 shares of Class B common stock held by Evan Sharp, (ii) 4,653,194 shares of Class B common stock issuable upon exercise of outstanding stock options held by Evan Sharp, (iii) 653,845 shares of Class B common stock issuable upon exercise of outstanding stock options held by Evan Howell Sharp and Christina McBride Sharp as Co-Trustees of The Sharp Irrevocable Remainder Trust, which are exercisable within 60 days of March 29, 2019; (iv) 758,803 shares of Class B common stock issuable upon exercise of outstanding stock options held by Evan Howell Sharp and Christina McBride Sharp as Co-Trustees of The Sharp Revocable Trust, which are exercisable within 60 days of March 29, 2019 and (v) 2,070,016 shares of Class B common stock issuable upon exercise of outstanding stock options held by Evan Howell Sharp as Trustee of The Evan Howell Sharp 2018 Annuity Trust, which are exercisable within 60 days of March 29, 2019. In addition, Mr. Sharp holds 2,666,667 RSUs, including 220,000 RSUs that will fully vest as a result of the consummation of this offering but with respect to which the Company retains the sole discretion to determine a date within seven months of the consummation of this offering on which to settle such vested RSUs in shares of our Class B common stock. As a result, Mr. Sharp does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(3)

Ms. Kilgore holds 20,513 RSUs, none of which will fully vest as a result of the consummation of this offering. As a result, Ms. Kilgore does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(4)

Includes (i) 8,324,169 shares of Class B common stock held of record by Bessemer Venture Partners VII Institutional L.P. (“BVP VII Inst”), (ii) 19,026,650 shares of Class B common stock held of record by Bessemer Venture Partners VII L.P. (“BVP VII”), and (iii) 32,107,306 shares of Class B common stock held of record by BVP VII Special Opportunity Fund L.P. (“BVP SOF,” and together with BVP VII Inst and BVP VII, the “BVP Entities”). Deer VII & Co. L.P. is the general partner of the BVP Entities. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. Robert P. Goodman, J. Edmund Colloton, David Cowan, Jeremy Levine, Byron Deeter and Robert M. Stavis are the directors of Deer VII & Co. Ltd. and hold the voting and dispositive power for the BVP Entities. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VII & Co. Ltd. acting as an investment committee. Jeremy Levine disclaims beneficial ownership of the securities held by the BVP Entities, except to the extent of his pecuniary interest therein. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(5)

Mr. Reynolds holds 100,000 RSUs, including 25,000 RSUs that will fully vest as a result of the consummation of this offering but with respect to which the Company retains the sole discretion to determine a date within seven months of the consummation of this offering on which to settle such vested RSUs in shares of our Class B common stock. As a result, Mr. Reynolds does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(6)

Ms. Wilson holds 100,000 RSUs, including 68,750 RSUs that will fully vest as a result of the consummation of this offering but with respect to which the Company retains the sole discretion to determine a date within seven months of the consummation of this offering on which to settle such vested RSUs in shares of our Class B common stock. As a result, Ms. Wilson does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(7)

Mr. Morgenfeld holds 2,249,999 RSUs, including 638,541 RSUs that will fully vest as a result of the consummation of this offering but with respect to which the Company retains the sole discretion to determine a date within seven months of the consummation of this offering on which to settle such vested RSUs in shares of our Class B common stock. As a result, Mr. Morgenfeld does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(8)

Mr. Ripsher holds 1,649,998 RSUs, including 291,875 RSUs that will fully vest as a result of the consummation of this offering but with respect to which the Company retains the sole discretion to determine a date within seven months of the consummation of this offering on which to settle such vested RSUs in shares of our Class B common stock. As a result, Mr. Ripsher does not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(9)

Consists of (i) 42,134,461 shares of Class B common stock owned by our executive officers and directors and (ii) 18,535,693 shares of Class B common stock issuable to our executive officers and directors under outstanding stock options exercisable within 60 days of March 29, 2019. Excludes 12,422,176 RSUs currently held by our executive officers and directors, including 2,447,290 RSUs that will fully vest as a result of the consummation of this offering but with respect to which the Company retains the sole discretion to determine a date within seven months of the consummation of this offering on which to settle such vested RSUs in shares of our Class B common stock. As a result, our executive officers and directors do not have the right to acquire beneficial ownership of the underlying shares of Class B common stock within 60 days of March 29, 2019 and such shares are not included in the table.

(10)

Includes (i) 31,385,737 shares of Class B common stock held by FirstMark Capital I, L.P. (“FMC I”), (ii) 3,040,761 shares of Class B common stock held by FirstMark Capital I(P), L.P. (“FMC I(P)”), (iii) 722,778 shares of Class B common stock held by FirstMark Capital OF I, L.P. (“FMC OF I”), and (iv) 9,258,264 shares of Class B common stock held by FirstMark Capital P2, L.P. (“FMC P2” and, collectively with FMC I, FMC I(P) and FMC OF I, the “FirstMark Entities”). FirstMark Capital I GP, LLC is the general partner of FMC I, and Richard Heitzmann and Amish Jani are the managers of FirstMark Capital I GP, LLC as the general partner entity. FirstMark Capital I(P) GP, LLC is the general partner of FMC I(P), and Richard Heitzmann and Amish Jani are the managers of FirstMark Capital I(P) GP, LLC as the general partner entity. FirstMark Capital OF I GP, LLC is the general partner of FMC OF I, and Richard Heitzmann and Amish Jani are the managers of FirstMark Capital OF I GP, LLC as the general partner entity. FirstMark Capital P2 GP, LLC is the general partner of FMC P2, and Richard Heitzmann and Amish Jani are the managers of FirstMark Capital P2 GP, LLC as the general partner entity. Each of Mr. Heitzmann and Mr. Jani disclaims beneficial ownership of the shares held by the FirstMark Entities, except to the extent of his pecuniary interest therein. The address for each of these entities is 100 5th Avenue, 3rd Floor, New York, NY 10011.
(11)

Includes (i) 3,003,624 shares of Class B common stock held by AH Parallel Fund III, L.P., for itself and as nominee for AH Parallel Fund III-A, L.P., AH Parallel Fund III-B, L.P. and AH Parallel Fund III-Q, L.P., or collectively, the AH Parallel Fund III Entities, (ii) 2,756,107 shares of Class B common stock held by AH Parallel Fund, L.P., (iii) 32,311,632 shares of Class B common stock held Andreessen Horowitz Fund II, L.P., as nominee for Andreessen Horowitz Fund II, L.P., Andreessen Horowitz Fund II-A, L.P. and Andreessen Horowitz Fund II-B, L.P., or collectively, the AH Fund II Entities, (iv) 3,763,447 shares of Class B common stock held by Andreessen Horowitz Fund III, L.P., for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P. and Andreessen Horowitz Fund III-Q, L.P., or collectively, the AH Fund III Entities, and (v) 1,704,021 shares of Class B common stock held by PinAH, L.P. The shares directly held by the AH Parallel Fund III Entities are indirectly held by AH Equity Partners III (Parallel), L.L.C., or AH EP III Parallel, the general partner of the AH Parallel Fund III Entities, and by the managing members of AH EP III Parallel. The managing members of AH EP III Parallel are Marc Andreessen and Ben Horowitz. AH EP III Parallel and its managing members share voting and dispositive power with regard to the securities held by the AH Parallel Fund III Entities. The shares held directly by the AH Fund II Entities and AH Parallel Fund, L.P., are indirectly held by AH Equity Partners II, L.L.C., or AH EP II, the general partner of the AH Fund II Entities and AH Parallel Fund, L.P., and by the managing members of AH EP II. The managing members of AH EP II are Marc Andreessen and Ben Horowitz. AH EP II and its managing members share voting and dispositive power with regard to the securities held by the AH Fund II Entities and AH Parallel Fund, L.P. The shares held directly by the AH Fund III Entities are indirectly held by AH Equity Partners III, L.L.C., or AH EP III, the general partner of the AH Fund III Entities, and by the managing members of AH EP III. The managing members of AH EP III are Marc Andreessen and Ben Horowitz. AH EP III and its managing members share voting and dispositive power with regard to the securities held by the AH Fund III Entities. The shares held directly by PinAH, L.P., are indirectly held by AH Equity Partners IV, L.L.C., or AH EP IV, the general partner of PinAH, L.P., and by the managing members of AH EP IV. The managing members of AH EP IV are Marc Andreessen and Ben Horowitz. AH EP IV and its managing members share voting and dispositive power with regard to the securities held by the PinAH, L.P. The address for each of these entities is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025. Each of the indirect holders listed above disclaims beneficial ownership of the shares held by the entities affiliated with Andreessen Horowitz except to the extent of his, her or its pecuniary interest therein.

(12)

Includes (i) 27,702,217 shares of Class B common stock held by Paul Cahill Sciarra, as Trustee of the Sciarra Management Trust, (ii) 6,412,655 shares of Class B common stock held by U.S. Trust Company of Delaware, as Trustee of the PCS Legacy Trust and (iii) 8,292,825 shares of Class B common stock held by U.S. Trust Company of Delaware, as Trustee for the PCS Remainder Trust. Mr. Sciarra has voting, investment and dispositive power over the shares held in each of the Sciarra Management Trust, the PCS Legacy Trust and the PCS Remainder Trust, and therefore may be deemed to be the beneficial owner of such shares. The address for U.S. Trust Company of Delaware, as agent for Sciarra Management Trust and as Trustee for both PCS Legacy Trust and PCS Remainder Trust, is 2951 Centerville Road, Suite 200, Wilmington, DE 19808.

(13)

Includes (i) 20,866,023 shares of Class B common stock held by Fidelity Contrafund: Fidelity Contrafund, (ii) 1,395,750 shares of Class B common stock held by Fidelity Contrafund Commingled Pool, (iii) 7,896,087 shares of Class B common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund, (iv) 139,293 shares of Class B common stock held by Fidelity Insights Investment Trust, (v) 1,929,484 shares of Class B common stock held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund and (vi) 46,430 shares of Class B common stock held by Fidelity Securities Fund: Fidelity OTC Portfolio. Each of Fidelity Contrafund: Fidelity Contrafund, Fidelity Contrafund Commingled Pool, Fidelity Contrafund: Fidelity Advisor New Insights Fund, Fidelity Insights Investment Trust, Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund and Fidelity Securities Fund: Fidelity OTC Portfolio are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for Fidelity Contrafund: Fidelity Contrafund, Fidelity Contrafund Commingled Pool, Fidelity Contrafund: Fidelity Advisor New Insights Fund and Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund is Mag & Co., c/o Brown Brothers Harriman & Co., Attn: Corporate Actions /Vault, 140 Broadway, New York, NY 10005. The address for Fidelity Insights Investment Trust is State Street Bank & Trust, PO Box 5756, Boston, Massachusetts 02206, Attn: Thisbe & Co Fidelity Insights Investment Trust. The address for Fidelity Securities Fund: Fidelity OTC Portfolio is The Northern Trust Company, Attn: Fidelity Client Team—GFS Custody, C-1N, 801 South Canal Street, Chicago, IL 60607, Fidelity Securities Fund: Fidelity OTC Portfolio, Reference Account # F68304.

(14)

Includes (i) 18,137,237 shares of Class B common stock held by Valiant Capital Partners, LP and (ii) 8,942,742 shares of Class B common stock held by Valiant Capital Master Fund, LP. Valiant Capital Management, LP is the General Partner and Investment Adviser of Valiant Capital Partners, LP and the Investment Adviser of Valiant Capital Master Fund, LP, and has the authority to vote the shares of Class B common stock on behalf of both Valiant Capital Partners, LP and Valiant Capital Master Fund, LP. Christopher R. Hansen is the founder, President and portfolio manager of Valiant Capital Management, LP and, as such, he has ultimate ownership and authority over voting and investment decisions of the shares. As a result, Mr. Hansen may be deemed to have beneficial ownership of the shares held by Valiant Capital Partners, LP and Valiant Capital Master Fund, LP. The address for these entities is One Market Street, Steuart Tower, Suite 2625, San Francisco, CA 94105.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, the following is a summary of transactions since January 1, 2016 in which we participated or will participate, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2016, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

From time to time, we do business with other companies, including advertisers, affiliated with certain holders of our capital stock. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis.

Sale of Series H Preferred Stock

In June 2017, we sold 1,392,933 shares of Series H Preferred Stock to entities affiliated with Fidelity at a purchase price of approximately $21.54 per share, for an aggregate purchase price of approximately $30 million.

Investor Rights Agreement

We are party to an investor rights agreement with certain holders of our capital stock, including entities affiliated with Benjamin Silbermann, Bessemer Venture Partners, FirstMark, Andreessen Horowitz, Paul Sciarra, Fidelity and Valiant, which provides, among other things, that certain holders of our capital stock are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. Jeffrey Jordan and Jeremy S. Levine, members of our board of directors, are affiliated with Andreessen Horowitz and Bessemer Venture Partners, respectively. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

Pursuant to our current bylaws, certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties and certain holders of our capital stock have a right to purchase any such shares held by Benjamin Silbermann or Paul Sciarra, or their respective affiliates, that are not purchased by the Company. This right will terminate upon the completion of this offering.

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities affiliated with Benjamin Silbermann, Bessemer Venture Partners, FirstMark, Andreessen Horowitz,

Paul Sciarra, Fidelity and Valiant, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Jeffrey Jordan and Jeremy S. Levine, members of our board of directors, are affiliated with Andreessen Horowitz and Bessemer Venture Partners, respectively. Immediately prior to the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Secondary Voting Agreements

We are party to voting agreements under which certain holders of our capital stock, including entities affiliated with Fidelity, Valiant and FirstMark, have agreed to vote their shares of our capital stock as directed by, and have granted an irrevocable proxy to, Mr. Silbermann at his discretion on matters to be voted upon by stockholders, subject to certain exceptions. These voting agreements will terminate upon completion of this offering.

Employment Arrangement

Vikram Bhaskaran, who is the brother-in-law of Benjamin Silbermann, our president and chief executive officer, is employed by us as a Global Vertical Strategy Lead, in a non-executive capacity. His total cash compensation received in 2016, 2017 and 2018, which is comprised of a base salary, bonus and commission, as applicable, was $405,246, $346,122 and $367,605, respectively, which was in line with similar roles at the Company. Additionally, we granted Mr. Bhaskaran equity awards covering 19,365 shares of our common stock during this time on the same general terms and conditions as applicable to other employees in similar positions.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our amended and restated certificate of incorporation will eliminate the potential personal monetary liability of our directors to us or our stockholders for breaches of their duties as directors except as otherwise required under the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

We have entered into or will enter into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the DGCL. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and officers may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We maintain standard policies of insurance under which, subject to the limitations of the policies, coverage is provided (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and (ii) to us with respect to payments which we may make to such officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Transactions with Related Persons

Pursuant to our written related party transaction policy, the audit committee of the board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee will review, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL.

Upon the completion of this offering, our authorized capital stock will consist of 8,666,666,667 shares of capital stock, $0.00001 par value per share, of which:

•	6,666,666,667 shares are designated as Class A common stock;

•	1,333,333,333 shares are designated as Class B common stock; and

•	666,666,667 shares are designated as preferred stock.

As of December 31, 2018, assuming the conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock the issuance of Class B common stock upon the automatic net exercise of outstanding warrants, each of which will occur prior to the completion of this offering, there were no shares of our Class A common stock, 435,975,034 shares of our Class B common stock outstanding, held by 505 stockholders of record, and no shares of preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our Class A common stock.

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical,

except with respect to voting, conversion and transfer rights.

Voting Rights

Holders of Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Class B common stock are entitled to 20 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation provides that:

•

so long as any shares of Class B common stock remain outstanding, the company shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise:

•

amend, repeal or adopt any provision of our amended and restated certificate of incorporation inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock;

•

provide for each share of Class A common stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of Class A common stock other than as provided by our amended and restated certificate of incorporation or required by the DGCL; or

•

otherwise adversely impact the rights, powers, preferences or privileges of the shares of Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A common stock.

•

so long as any shares of Class A common stock remain outstanding, the company shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise:

•

amend, repeal or adopt any provision of our amended and restated certificate of incorporation inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provisions of the shares of Class A common stock or other rights, powers, preferences or privileges of the shares of Class A Common Stock;

•

provide for each share of Class B Common Stock to have more than 20 votes per share or any rights to a separate class vote of the holders of shares of Class B common stock other than as provided by our amended and restated certificate of incorporation or required by the DGCL; or

•

otherwise adversely impact the rights, powers, preferences or privileges of the shares of Class A common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class B common stock.

In addition, Delaware law would require either holders of our Class A common stock or our Class B common stock to vote separately as a class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of the shares of such class of stock; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of the shares of such class of stock in a manner that affects them adversely.

The holders of common stock will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. See “Dividend Policy.”

Liquidation, Dissolution and Winding Up

Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally and ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

No Preemptive or Similar Rights

Except for the conversion provisions with respect to our Class B common stock described below, holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Conversion

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Benjamin Silbermann or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 540 days after his death or permanent incapacity, as determined by the board of directors.

In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of this offering, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of this offering, and (ii) a date that is between 90 and 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.

Assessment

All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Subject to limitations prescribed by Delaware law, our board of directors may issue preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, voting powers and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors could, without stockholder approval, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue preferred stock as an anti-takeover measure without any further action by the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change of control of our company by increasing the number of shares necessary to gain control of the company. We have no current plan for the issuance of any shares of preferred stock.

Options

As of December 31, 2018, we had outstanding options to purchase 76,634,864 shares of our Class B common stock, with a weighted-average exercise price of $2.22 per share, under our 2009 Plan.

RSUs

As of December 31, 2018, there were 77,881,961 shares of our Class B common stock issuable upon vesting of RSUs under our 2009 Plan.

Warrants

As of December 31, 2018, there were 248,653 shares of our Class B common stock issuable upon the automatic net exercise and conversion of outstanding warrants to purchase shares of our redeemable convertible preferred stock, with an exercise price of $0.00003.

Charitable Giving Program

Our board of directors has approved the reservation of 2,564,103 shares of our Class A common stock to fund a charitable giving program to be established by the company. The board of directors will determine annual allocations from the reserve.

Registration Rights

After the completion of this offering, the holders of 293,817,368 shares of our Class B common stock will be entitled to certain rights with respect to the registration of the Class A common stock issued upon conversion of such shares (the registrable shares) under the Securities Act. These registration rights are contained in our investor rights agreement. We and certain holders of our redeemable convertible preferred stock are parties to the investor rights agreement. Prior to the completion of this offering, each share of outstanding redeemable convertible preferred stock will convert automatically and be reclassified into one share of Class B common stock. The registration rights set forth in the investor rights agreement will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares on any one day pursuant to Rule 144 of the Securities Act or a similar exemption. We will pay the registration expenses (other than underwriting discounts, selling commissions and transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. If we determine that it would be materially detrimental to us and our stockholders to effect a demand registration or S-3 registration, we have the right to defer such registration, not more than once in any 6-month period, for a period of up to 60 days.

In connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled “Shares Eligible for Future Sale—Lock-Up Agreements” for additional information regarding such restrictions.

Demand Registration Rights

At any time beginning 180 days after the effective date of this offering, the holders of at least 60% of the registrable shares then outstanding can request that we register the offer and sale of their shares, provided such request covers securities in which the anticipated aggregate public offering price, before payment of underwriting discounts and commissions, is at least $15 million. We are obligated to effect only two such registrations, and we are not obligated to do so if we may instead register such shares pursuant to Form S-3 under the agreement, as described below.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our Class A common stock under the Securities Act, the holders of registrable shares will be entitled to certain “piggyback” registration rights allowing the holders to include their registrable shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to any employee benefit plan, (ii) a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of at least 10% of the registrable shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected one such registration within the 12-month period preceding the date of the request.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying,

deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Dual class stock. As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a dual class common stock structure, which will provide our current stockholders, co-founders, executives, employees, directors and their affiliates with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board Composition.”

Stockholder action; special meeting of stockholders. Our amended and restated certificate of incorporation will provide that our stockholders will not be able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our board of directors. Our amended and restated

certificate of incorporation will further provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer, our president or another officer selected by a majority of our board of directors, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors removed only for cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of charter and bylaws provisions. Certain amendments to our amended and restated certificate of incorporation will require the approval of 66 2⁄3% of the then-outstanding voting power of our capital stock. Our amended and restated bylaws will provide that approval of stockholders holding 66 2⁄3% of the then-outstanding voting power of our capital stock is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of undesignated preferred stock. Our board of directors will have the authority, without further action by our stockholders, to issue up to 666,666,667 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal district court in the State of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Limitation of Liability and Indemnification of Officers and Directors

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Exchange Listing

We have applied to list our Class A common stock on the NYSE under the symbol “PINS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot assure you that a liquid trading market for our Class A common stock will develop or be sustained after this offering. Future sales of substantial amounts of our Class A common stock (including shares issued upon the settlement of RSUs or the exercise of options, warrants or convertible securities, if any) in the public market after this offering, the availability of such shares in the public markets, or the anticipation of such sales or perception that such sales may occur, could adversely affect the market price of our Class A common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time.

Upon the closing of this offering, we will have                  shares of Class A common stock and                  shares of Class B common stock issued and outstanding. All of the                  shares of our Class A common stock sold in this offering (or                  shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The                  shares of Class B common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, which shares will be subject to the volume limitations and other requirements of Rule 144 described below. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act.

As a result of the lock-up and market standoff agreements described below and the provisions of our investor rights agreement described below and subject to the provisions of Rule 144 and Rule 701, shares of our Class A common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning as early as 31 days following the completion of this offering, an aggregate of                 shares of our Class A common stock, based on the number of options outstanding as of March 31, 2019, and the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, may be eligible for sale in the public market in order to satisfy the tax withholding and remittance obligations of stock option holders resulting from the exercise of outstanding options;

•

beginning as early as August 5, 2019, an aggregate of                 shares of our Class A common stock, based on the number of RSUs outstanding as of March 31, 2019, and the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, may be eligible for sale in the public market in order to satisfy the tax withholding and remittance obligations of holders of RSUs resulting from the settlement of the IPO-Vesting RSUs; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described below), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter.

The shares of our Class A common stock that may be available in the public market prior to 181 days after the date of this prospectus could be higher or lower depending on the price of shares of our Class A common stock and the actual numbers of IPO-Vesting RSUs on the applicable settlement date and on the number of stock options exercised. In addition, up to 180,532,624 shares of our Class B common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs, in each case as of March 29, 2019, and 70,791,555 shares of our Class A common stock are available for future issuance under our 2019 Plan.

Lock-up Agreements

We and all of our directors and executive officers, and certain holders of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the closing of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock; provided that (i) if the restrictions set forth in the lock-up agreement would apply during any portion of the last trading window (meaning a broadly applicable period regularly scheduled to occur following our quarterly earnings release during which trading in our securities would not otherwise be restricted under our insider trading policy) scheduled to begin prior to the end of the lock-up period, (ii) at least 150 days have elapsed since the date of this prospectus and (iii) we have publicly released results for the quarterly period during which this offering occurred, then the last day of the lock-up period will be the later of (x) the trading day immediately prior to the scheduled commencement of the last trading window and (y) 150 days after the date of this prospectus. In addition, under the terms of the lock-up agreements, beginning as early as August 5, 2019, in the case of RSU holders, and 30 days following the date of this prospectus in the case of stock option holders, RSU and option holders may be eligible to sell an aggregate of                shares of our Class A common stock, in the case of RSU holders, and an aggregate of                shares of our Class A common stock, in the case of option holders, in both cases based on the number of RSUs and options outstanding as of March 31, 2019, and the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, in the public market in order to satisfy the tax withholding and remittance obligations of holders resulting from the settlement of IPO-Vesting RSUs or exercise of stock options. The shares of our Class A common stock that may be available in the public market prior to 181 days after the date of this prospectus could be higher or lower depending on the price of shares of our Class A common stock and the actual numbers of IPO-Vesting RSUs on the applicable settlement date and on the number of stock options exercised. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our investor rights agreement, our standard form of option agreement, and our standard form of RSU agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 of the Securities Act, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	one percent of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made without compliance with its holding period or current public information requirement. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 requirements.

Registration Rights

Pursuant to the investor rights agreement, holders of 293,817,368 shares of our Class B common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of the Class A common stock issued upon the conversion of such shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our Class B common stock subject to RSUs and options outstanding, as well as Class A common stock reserved for future issuance, under our equity compensation plans. Any registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement (including the Class A common stock to be issued upon the conversion of shares of Class B common stock) will then become eligible for sale by our employees and directors in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable market standoff agreements and lock-up agreements. See the sections titled “Executive Compensation—2019 Omnibus Incentive Plan” and “Executive Compensation—2009 Stock Plan” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Class A common stock by Non-U.S. Holders. A “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is (for U.S. federal income tax purposes):

•	a nonresident alien individual,

•	a corporation created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia, or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;

provided that, in each case, it is a person that is otherwise not subject to U.S. federal income tax on a net income basis in respect of such Class A common stock.

This discussion does not address a holder whose income from our Class A common stock would be treated as effectively connected with such person’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, a permanent establishment maintained by such person in the United States to which such income is attributable) and would be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. person (subject to an applicable income tax treaty providing otherwise). If you are such a person, you should consult your own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock (including, in the case of a corporation, the potential application of a branch profits tax with respect to such effectively connected income).

This discussion deals only with Class A common stock held as a capital asset (generally, property held for investment) by Non-U.S. Holders who purchase Class A common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our Class A common stock by prospective investors in light of their specific facts and circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including, but not limited to: a foreign government or governmental entity, a dealer in securities or currencies, a financial institution, a tax-exempt organization, an insurance company, a person holding Class A common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell Class A common stock under the constructive sale provisions of the Code, a trader in securities that has elected the mark-to-market method of accounting, an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes or partners of such entity or arrangement, a person that received such Class A common stock in connection with the performance of services, a pension fund or retirement account, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, nonresident alien individuals present in the United States for more than 182 days in a taxable year, a person that will hold shares of our Class A common stock in connection with a U.S. trade or business or a U.S. permanent establishment, or a former citizen or long-term resident of the United States.

This section does not address any other U.S. federal tax considerations (such as Medicare, estate or gift tax) or any state, local or non-U.S. tax considerations. Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative rulings and judicial decisions, all as currently in effect. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

This discussion is for general information purposes only and is not tax advice. You should consult your own tax advisors about the tax consequences of the purchase, ownership and disposition of our Class A common stock in light of your own particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws, any applicable tax treaties, and the possible effects of any changes in applicable tax laws.

Dividends

As described in the section titled “Dividend Policy,” we have never declared or paid any cash dividends on our capital stock and we currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. However, if we make a distribution of cash or property with respect to our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your adjusted tax basis in our Class A common stock on a share-per-share basis (but not below zero). Any remaining excess will be treated as capital gain and subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Class A Common Stock.” Any distributions will also be subject to the discussions below under the headings “—Foreign Account Tax Compliance Act” and “—Information Reporting and Backup Withholding.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty with the United States. Even if you are eligible for a lower treaty rate, we or other payers will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or such other payer a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form), as applicable, or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither we nor our paying agent (or other payer) have actual knowledge or reason to know to the contrary.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise but do not timely furnish the required documentary evidence establishing your entitlement to such reduced rate, you may be able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in our Class A common stock.

Sale, Exchange or Other Taxable Disposition of Class A Common Stock

Subject to the discussions below under the headings “—Foreign Account Tax Compliance Act” and “—Information Reporting and Backup Withholding,” you generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our Class A common stock unless we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time during the shorter of (i) your holding period and (ii) the five-year period ending on the date of the disposition, and you held, directly or indirectly, at any time during such period more than 5% of our Class A common stock.

We are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

Investors are encouraged to consult with their own tax advisors regarding the possible implications of these and other relevant rules on their investment in the Class A common stock.

Foreign Account Tax Compliance Act

Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder of our Class A common stock will generally be subject to 30% U.S. withholding tax on dividends on our Class A common stock and gross proceeds from the sale, exchange or other taxable disposition of our Class A common stock, if the Non-U.S. Holder is not FATCA compliant, or holds our Class A common stock through a foreign financial institution that is not FATCA compliant. Recently issued proposed U.S. Treasury Regulations, which holders may rely on, eliminate the FATCA withholding tax on gross proceeds, but such regulations are currently only in proposed form. In order to be treated as FATCA compliant, a Non-U.S. Holder must provide us or an applicable financial institution certain documentation (usually an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. For a foreign financial institution to be FATCA compliant, it generally must enter into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or must satisfy similar requirements under an intergovernmental agreement between the United States and another country (an “IGA”). These requirements may be modified by the adoption or implementation of a particular IGA or by future U.S. Treasury Regulations.

Documentation that Non-U.S. Holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a Non-U.S. Holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. owners. Prospective investors should consult their own tax advisors regarding how FATCA may apply to their investment in our Class A common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You may be subject to backup withholding for dividends paid to you unless you certify under penalty of perjury that you are not a U.S. person, such as by furnishing a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form, as applicable), or otherwise establish an exemption.

Further, proceeds from certain sales, exchanges or other taxable dispositions of our Class A common stock may be subject to information reporting or backup withholding unless you certify under penalty of perjury that you are not a U.S. person, such as by furnishing a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form, as applicable), or otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Allen & Company LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc
Citigroup Global Markets Inc
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
UBS Securities LLC
Wells Fargo Securities, LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that our portion of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for expenses incurred by them related to the clearance of this offering with the Financial Industry Regulatory Authority up to an aggregate of $        .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors and certain holders of our common stock and securities exercisable for or convertible into our common stock have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC; provided that (i) if the restrictions set forth in the lock-up agreement would apply during any portion of the last trading window (meaning a broadly applicable period regularly scheduled to occur following our quarterly earnings release during which trading in our securities would not otherwise be restricted under our insider trading policy) scheduled to begin prior to the end of the lock-up period, (ii) at least 150 days have elapsed since the date of this prospectus and (iii) we have publicly released results for the quarterly period during which this offering occurred, then the last day of the lock-up period will be the later of (x) the trading day immediately prior to the scheduled commencement of the last trading window and (y) 150 days after the date of this prospectus. In addition, under the terms of the lock-up agreements, beginning as early as August 5, 2019, in the case of RSU holders, and 30 days following the date of this prospectus in the case of stock option holders, RSU and option holders may be eligible to sell an aggregate of                shares of our Class A common stock, in the case of RSU holders, and an aggregate of                shares of our Class A common stock, in the case of option holders, in both cases based on the number of RSUs and options outstanding as of March 31, 2019, and the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, in the public market in order to satisfy the tax withholding and remittance obligations of holders resulting from the settlement of IPO-Vesting RSUs or the exercise of stock options. The shares of our Class A common stock that may be available in the public market prior to 181 days after the date of this prospectus could be higher or lower depending on the price of shares of our Class A common stock and the actual numbers of IPO-Vesting RSUs on the applicable settlement date and on the number of stock options exercised. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their discretion, release any of the securities subject to these lock-up agreements at any time. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions, including market standoff agreements between us and certain security holders.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on the NYSE under the symbol “PINS.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the relevant exchange, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Entities affiliated with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC, who are acting as underwriters in this offering, are lenders under our revolving credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area an offer to the public of our Class A common stock may not be made in that Member State, except that an offer to the public in that

Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA))

whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Potter Anderson & Corroon LLP, Wilmington, Delaware, will pass upon the validity of the shares of Class A common stock to be issued in this offering. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass on certain other legal matters for us in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2017 and 2018, and for each of the two years in the period ended December 31, 2018, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our Class A common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our Class A common stock, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. The SEC maintains an internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm. We also maintain an internet site at                                         . Our internet site is not a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Pinterest, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinterest, Inc. (the Company) as of December 31, 2017 and 2018, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

San Francisco, CA

March 6, 2019, except as to the 3rd paragraph of Note 1, as to which the date is March 29, 2019

PINTEREST, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	December 31,		Pro Forma December 31, 2018
	2017	2018
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$71,468	$122,509
Marketable securities	640,160	505,304
Accounts receivable net of allowances of $2,408 and $3,097 as of December 31, 2017 and 2018, respectively	136,597	221,932
Prepaid expenses and other current assets	38,734	39,607

Total current assets	886,959	889,352
Property and equipment, net	87,255	81,512
Operating lease right-of-use assets	152,257	145,203
Goodwill and intangible assets, net	9,037	14,071
Restricted cash	11,650	11,724
Other assets	25,887	10,869

Total assets	$1,173,045	$1,152,731

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$15,428	$22,169
Accrued expenses and other current liabilities	64,374	86,258

Total current liabilities	79,802	108,427
Operating lease liabilities	162,273	151,395
Other liabilities	12,035	22,073	$17,139

Total liabilities	254,110	281,895

Commitments and contingencies
Redeemable convertible preferred stock, $0.00001 par value, 928,676 shares authorized; 308,373 shares issued and outstanding as of December 31, 2017 and 2018; aggregate liquidation preference of $1,466,902 as of December 31, 2017 and 2018; no shares authorized, issued and outstanding, pro forma (unaudited)	1,465,399	1,465,399	—
Stockholders’ equity (deficit):
Common stock, $0.00001 par value, 1,932,500 shares authorized; 126,771 and 127,298 shares issued and outstanding as of December 31, 2017 and 2018; 435,920 shares issued and outstanding, pro forma (unaudited)	1	1	4
Additional paid-in capital	236,682	252,212	2,608,067
Accumulated other comprehensive loss	(766)	(1,421)	(1,421)
Accumulated deficit	(782,381)	(845,355)	(1,730,880)

Total stockholders’ equity (deficit)	(546,464)	(594,563)	875,770

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$1,173,045	$1,152,731	$1,152,731

The accompanying notes are an integral part of these consolidated financial statements.

PINTEREST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31,
	2017	2018
Revenue	$472,852	$755,932
Costs and expenses:
Cost of revenue	178,664	241,584
Research and development	207,973	251,662
Sales and marketing	162,514	259,929
General and administrative	61,635	77,478

Total costs and expenses	610,786	830,653

Loss from operations	(137,934)	(74,721)
Other income (expense), net:
Interest income	8,313	13,152
Interest expense and other income (expense), net	(112)	(995)

Loss before provision for income taxes	(129,733)	(62,564)
Provision for income taxes	311	410

Net loss	$(130,044)	$(62,974)

Net loss per share attributable to common stockholders, basic and diluted	$(1.03)	$(0.50)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	126,562	127,091

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.14)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		460,606

The accompanying notes are an integral part of these consolidated financial statements.

PINTEREST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2017	2018
Net loss	$(130,044)	$(62,974)
Other comprehensive income, net of taxes:
Change in unrealized gain (loss) on available-for-sale marketable securities	(302)	(443)
Change in foreign currency translation adjustment	79	(212)

Comprehensive loss	$(130,267)	$(63,629)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEREST, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2016	301,408	$1,315,615	126,433	$1	$204,530	$(543)	$(652,274)	$(448,286)
Cumulative effect of adoption of ASC 842	—	—	—	—	—	—	(63)	(63)
Issuance of Series H redeemable convertible preferred stock for cash of $150,000 at $21.537276 per share, net of issuance costs of $216	6,965	149,784	—	—	—	—	—	—
Issuance of common stock related to acquisitions, net	—	—	30	—	1,239	—	—	1,239
Issuance of common stock related to purchase of intangible assets	—	—	93	—	1,227	—	—	1,227
Issuance of common stock for cash upon exercise of stock options, net	—	—	215	—	551	—	—	551
Vesting of early exercised stock options	—	—	—	—	331	—	—	331
Share-based compensation	—	—	—	—	28,804	—	—	28,804
Other comprehensive loss	—	—	—	—	—	(223)	—	(223)
Net loss	—	—	—	—	—	—	(130,044)	(130,044)

Balance as of December 31, 2017	308,373	1,465,399	126,771	1	236,682	(766)	(782,381)	(546,464)
Issuance of common stock for cash upon exercise of stock options, net	—	—	527	—	671	—	—	671
Share-based compensation	—	—	—	—	14,859	—	—	14,859
Other comprehensive loss	—	—	—	—	—	(655)	—	(655)
Net loss	—	—	—	—	—	—	(62,974)	(62,974)

Balance as of December 31, 2018	308,373	$1,465,399	127,298	$1	$252,212	$(1,421)	$(845,355)	$(594,563)

The accompanying notes are an integral part of these consolidated financial statements.

PINTEREST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2017	2018
Operating activities
Net loss	$(130,044)	$(62,974)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,135	20,859
Share-based compensation	28,804	14,859
Other	653	1,027
Changes in assets and liabilities:
Accounts receivable	(47,833)	(86,094)
Prepaid expenses and other assets	(1,345)	18,142
Operating lease right-of-use assets	8,611	18,492
Accounts payable	11,969	6,533
Accrued expenses and other liabilities	20,596	26,336
Operating lease liabilities	(10,459)	(17,549)

Net cash used in operating activities	(102,913)	(60,369)

Investing activities
Purchases of property and equipment	(41,192)	(22,194)
Purchases of marketable securities	(515,165)	(518,711)
Sales of marketable securities	199,600	94,381
Maturities of marketable securities	298,512	561,087
Other investing activities	995	(500)

Net cash provided by (used in) investing activities	(57,250)	114,063

Financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	149,784	—
Fees paid for revolving credit facility	—	(2,552)
Proceeds from exercise of stock options, net	480	671
Other financing activities	—	(335)

Net cash provided by (used in) financing activities	150,264	(2,216)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	145	(157)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(9,754)	51,321
Cash, cash equivalents, and restricted cash, beginning of period	93,723	83,969

Cash, cash equivalents, and restricted cash, end of period	$83,969	$135,290

The accompanying notes are an integral part of these consolidated financial statements.

PINTEREST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL CASH FLOW DISCLOSURES

(in thousands)

	Year Ended December 31,
	2017	2018
Non-cash investing and financing activities
Accrued property and equipment	$9,659	$1,884
Vesting of early exercised stock options	$331	$—
Issuance of common stock related to business acquisitions	$1,239	$—
Issuance of common stock related to purchase of intangible assets	$1,227	$—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$101,307	$11,416
Issuance of redeemable convertible preferred stock warrants to purchase advertising	$—	$5,233
Purchase of intangible assets	$—	$5,009
Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets
Cash and cash equivalents	$71,468	$122,509
Restricted cash included in prepaid expenses and other current assets	851	1,057
Restricted cash	11,650	11,724

Total cash, cash equivalents, and restricted cash	$83,969	$135,290

The accompanying notes are an integral part of these consolidated financial statements.

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Pinterest was incorporated in Delaware in 2008 and is headquartered in San Francisco, California. Pinterest is a visual discovery engine that people around the globe use to find the inspiration to create a life they love. We generate revenue by delivering advertising on our website and mobile application.

Basis of Presentation and Consolidation

We prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The consolidated financial statements include the accounts of Pinterest, Inc. and its wholly owned subsidiaries. We have eliminated all intercompany balances and transactions.

Stock Split

On March 28, 2019, we effected a 1-for-3 reverse split of our capital stock. We have adjusted all references to share and per share amounts in the accompanying consolidated financial statements and notes to reflect the reverse stock split.

Unaudited Pro Forma Balance Sheet

Prior to the completion of our initial public offering (“IPO”), all of our outstanding redeemable convertible preferred stock will automatically convert into shares of our common stock, and all of our outstanding redeemable convertible preferred stock warrants will be automatically exercised and will also convert into shares of our common stock. These conversions are reflected in our unaudited pro forma balance sheet as of December 31, 2018, which also reflects an increase to additional paid-in capital and accumulated deficit related to the recognition of $885.5 million of share-based compensation expense related to our restricted stock units (“RSUs”), which are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which will be satisfied upon the completion of our IPO. These RSUs are excluded from the pro forma disclosures on our consolidated balance sheet because the underlying shares of common stock will be issued subsequent to the completion of our IPO. Payroll tax expenses and other withholding obligations related to these RSUs are also excluded from the pro forma disclosures on our consolidated balance sheet because the underlying shares of our common stock will be delivered to the holders within seven months of the completion of our IPO. The holders of these RSUs will generally incur taxable income based upon the value of the shares of our common stock delivered at that time, and we are required to withhold any related taxes at the applicable statutory rates. We currently expect the average of these withholding rates will be 39%, but we will not be able to quantify our withholding obligation until we deliver the underlying shares of our common stock to the holders. See “—Share-Based Compensation” for more information.

Use of Estimates

Preparing our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect amounts reported in the consolidated financial statements and accompanying notes. We base these estimates and judgments on historical experience and various other assumptions that we consider reasonable. GAAP requires us to make estimates and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assumptions in several areas, including the fair values of financial instruments, assets acquired and liabilities assumed through business combinations, common stock and share-based awards, and contingencies as well as the collectability of our accounts receivable, the useful lives of our intangible assets and property and equipment, the incremental borrowing rate we use to determine our operating lease liabilities, and revenue recognition, among others. Actual results could differ materially from these estimates and judgments.

Segments

We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about our revenue, for purposes of making operating decisions, assessing financial performance and allocating resources.

Revenue Recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click (“CPC”) basis or views an ad contracted on a cost per thousand impressions (“CPM”) basis. We typically bill customers on a CPC or CPM basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We occasionally offer customers free ad inventory or measurement studies that demonstrate the effectiveness of their advertising campaigns on our platform. In either case, we recognize revenue only after satisfying our contractual performance obligation. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally determine standalone selling prices based on the effective price charged per contracted click or impression or based on expected cost plus margin, and we do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year.

We record sales commissions in sales and marketing expense as incurred because we would amortize these over a period of less than one year.

Deferred revenue was not material as of December 31, 2017 and 2018.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation, for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, and allocated facilities and other supporting overhead costs.

Share-Based Compensation

We grant stock options and RSUs. We measure stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model, and we record the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

resulting expense in the consolidated statements of operations over the requisite service period, which is generally four years.

We measure RSUs based on the fair market value of our common stock on the grant date. Our RSUs are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which will be satisfied if an initial public offering or change of control (collectively, an “Initial Event”) occurs within seven years of the grant date. We have not recorded any share-based compensation expense for RSUs as of December 31, 2018, because an Initial Event has not occurred. If an Initial Event occurs in the future, we will record cumulative share-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the Initial Event, and we will record the remaining unrecognized share-based compensation expense over the remainder of the requisite service period.

We account for forfeitures as they occur.

Valuation of Common Stock and Redeemable Convertible Preferred Stock Warrants

We determine the fair value of our common stock and redeemable convertible preferred stock warrants using the most observable inputs available to us, including recent sales of our stock as well as income and market valuation approaches. The income approach estimates the value of our business based on the future cash flows we expect to generate discounted to their present value using an appropriate discount rate to reflect the risk of achieving the expected cash flows. The market approach estimates the value of our business by applying valuation multiples derived from the observed valuation multiples of comparable public companies to our expected financial results.

We use the Probability Weighted Expected Return Method (“PWERM”) to allocate the value of our business among our outstanding stock and share-based awards. We apply the PWERM by first defining the range of potential future liquidity outcomes for our business, such as an IPO, and then allocating its value to our outstanding stock and share-based awards based on the relative probability that each outcome will occur. We use the Option Pricing Method to allocate the value of our business to our outstanding stock and share-based awards under the non-IPO outcome we consider within the PWERM.

Applying these valuation and allocation approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and cash flows, as well as discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact our valuation as of each valuation date and may have a material impact on the valuation of our common stock and redeemable convertible preferred stock warrants.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce deferred tax assets to the amounts we believe it is more likely than not we will be able to realize. We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising Expenses

We record advertising expenses as incurred and include these in sales and marketing in the consolidated statements of operations. Advertising expenses were $13.7 million and $19.2 million for the years ended December 31, 2017 and 2018, respectively.

Marketable Securities

We invest in highly liquid corporate debt securities, U.S. treasury securities, asset-backed securities, U.S. government agency securities, money market funds and certificates of deposit. We classify marketable investments with stated maturities of ninety days or less from the date of purchase as cash equivalents and those with stated maturities greater than ninety days from the date of purchase as marketable securities.

We classify our marketable securities as available-for-sale investments in our current assets because they are available for use to support current operations. We carry our marketable investments at fair value and record unrealized gains or losses, net of taxes, in accumulated other comprehensive loss in stockholders’ equity (deficit). We determine realized gains and losses on the sale of marketable investments using a specific identification method and record these and any other-than-temporary impairments in interest expense and other income (expense), net.

Restricted Cash

Our restricted cash primarily consists of certificates of deposit underlying secured letters of credit issued in connection with our operating leases. Restrictions typically lapse at the end of the lease term, and we classify restricted cash as current or non-current based on the remaining term of the restriction.

Fair Value Measurements

We account for certain assets and liabilities at fair value, which is the amount we believe market participants would receive to sell an asset or pay to transfer a liability in an orderly transaction. We categorize these assets and liabilities into the three levels below based on the degree to which the inputs we use to measure their fair values are observable in active markets. We use the most observable inputs available to us when measuring fair value.

•	Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets

•

Level 2: Observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, or inputs that are derived principally from or corroborated by observable market data or other means

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Accounts Receivable and Allowances for Doubtful Accounts and Sales Credits

We record accounts receivable at the original invoiced amount. We maintain an allowance for doubtful accounts for any receivables we may be unable to collect. We estimate uncollectible receivables based on our receivables’ age, our customers’ credit quality and current economic conditions, among

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

other factors that may affect our customers’ ability to pay. We also maintain an allowance for sales credits, which we determine based on historical credits issued to customers. We include the allowances for doubtful accounts and sales credits in accounts receivable, net in the consolidated balance sheets.

Property and Equipment

We carry property and equipment at cost less accumulated depreciation and calculate depreciation using the straight-line method over our assets’ estimated useful lives, which are generally:

Property and Equipment	Useful Life
Computer and network equipment	3 years
Furniture and fixtures	4 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Operating Leases and Incremental Borrowing Rate

We lease office space under operating leases with expiration dates through 2033. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use assets on our consolidated balance sheets at lease commencement. We measure lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own. We measure right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement, and we do not allocate consideration between lease and non-lease components.

For short-term leases, we record rent expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Business Combinations

We include the results of operations of businesses that we acquire in our consolidated financial statements beginning on their respective acquisition dates. We allocate the fair value of the purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. When the fair value of the purchase consideration exceeds the fair values of the identifiable assets and liabilities acquired, we record the excess as goodwill.

Long-Lived Assets, Including Goodwill and Intangible Assets

We record definite-lived intangible assets at fair value less accumulated amortization. We calculate amortization using the straight-line method over the assets’ estimated useful lives of up to ten years.

We review our property and equipment and intangible assets for impairment whenever events or circumstances indicate that an asset’s carrying value may not be recoverable. We measure

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

recoverability by comparing an asset’s carrying value to the future undiscounted cash flows that we expect it to generate. If this test indicates that the asset’s carrying value is not recoverable, we record an impairment charge to reduce the asset’s carrying value to its fair value. We did not record material property and equipment or intangible asset impairments during the periods presented.

We review goodwill for impairment at least annually or more frequently if current circumstances or events indicate that the fair value of our single reporting unit may be less than its carrying value. We did not record any goodwill impairment during the periods presented.

Deferred Offering Costs

We capitalize direct incremental legal and accounting costs and consulting fees relating to our IPO in other assets in our consolidated balance sheets. Following the completion of our IPO, we will offset these costs against its proceeds. If our IPO is terminated, we will record these costs to our consolidated statements of operations. Deferred offering costs were $1.3 million as of December 31, 2018.

Website Development Costs

We capitalize costs to develop our website and mobile application when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Due to the iterative process by which we perform upgrades and the relatively short duration of our development projects, development costs meeting our capitalization criteria were not material during the periods presented.

Loss Contingencies

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. We record a liability for these when we believe it is probable that we have incurred a loss and can reasonably estimate the loss. We regularly evaluate current information to determine whether we should adjust a recorded liability or record a new one.

Foreign Currency

The functional currency of our international subsidiaries is generally their local currency. We translate these subsidiaries’ financial statements into U.S. dollars using month-end exchange rates for assets and liabilities and average exchange rates for revenue and costs and expenses. We record translation gains and losses in accumulated other comprehensive loss in stockholders’ equity (deficit). We record foreign exchange gains and losses in interest expense and other income (expense), net. Our net foreign exchange gains and losses were not material for the periods presented.

Concentration of Business Risk

We have an agreement with Amazon Web Services (“AWS”) to provide the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We are currently required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. Any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that may potentially expose us to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities and restricted cash. Our investment policy is meant to preserve capital and maintain liquidity. The policy limits our marketable investments to investment-grade securities and limits our credit exposure by limiting our concentration in any one corporate issuer or sector and by establishing a minimum credit rating for marketable investments we purchase. Although we deposit cash and marketable investments with multiple financial institutions, our deposits may exceed insurable limits.

One customer accounted for 10% of our revenue for the year ended December 31, 2017. No customer accounted for more than 10% of our revenue for the year ended December 31, 2018.

Our accounts receivable are generally unsecured. We monitor our customers’ credit quality on an ongoing basis and maintain reserves for estimated credit losses. Bad debt expense was not material for the year ended December 31, 2017 and 2018.

Accounting Pronouncements Adopted in 2018

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Liabilities, which amends certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. We adopted the requirements of ASU 2016-01 prospectively as of January 1, 2018, and the effects of adoption on our consolidated financial statements were not material.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to record a right-of-use asset and a corresponding lease liability on their balance sheet for most leases. We adopted the requirements of Topic 842 as of January 1, 2018, using the modified retrospective method for leases that existed as of January 1, 2017, or were entered into thereafter. The modified retrospective method provides a method for recording existing leases at adoption and in comparative periods that approximates the results of a full retrospective approach.

In order to simplify an entity’s transition, Topic 842 provides a package of three practical expedients, which must be elected together and applied consistently to all of an entity’s leases. We elected to avail ourselves of these practical expedients and, therefore, did not reassess:

•	whether contractual arrangements that expired prior to or existed as of January 1, 2018, are or contain leases,

•	the classification of leases that expired prior to or existed as of January 1, 2018, and

•	initial direct costs for leases that existed as of January 1, 2018.

As of the later of January 1, 2017 or each lease’s respective commencement date, we recorded lease liabilities equal to the present value of the remaining minimum lease payments and right-of-use assets equal to the corresponding lease liability adjusted for (i) any prepaid or accrued lease payments, (ii) the remaining balance of any lease incentives received, (iii) unamortized initial direct costs and (iv) any impairments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how entities present and classify certain cash receipts and cash payments in the statement of cash flows. We adopted the requirements of ASU 2016-15 as of January 1, 2018, using the retrospective method, and the effects of adoption were not material for any of the periods presented.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling the beginning-of-period and end-of-period totals shown on the statement of cash flows. We adopted the requirements of ASU 2016-18 as of January 1, 2018, using the retrospective method.

Compensation - Stock Compensation

In May 2017, the FASB issued ASU No. 2017-09, Compensation–Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change in the terms or conditions of a share-based award as a modification. We adopted the requirements of ASU 2017-09 prospectively as of January 1, 2018, and the effects of adoption on our consolidated financial statements were not material.

Intangibles - Goodwill and Other

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. We adopted the requirements of ASU 2017-04 prospectively as of October 1, 2018, and the effects of adoption on our consolidated financial statements were not material.

Recent Accounting Pronouncements Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of Topic 820’s disclosures by removing, modifying and adding certain disclosures related to fair value measurements. ASU 2018-13 will be effective for us beginning January 1, 2020, and early adoption is permitted. We are currently evaluating the impact of adoption on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	December 31, 2017
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:
Cash	$58,997	$—	$—	$58,997
Money market funds	6,980	—	—	6,980
Commercial paper	2,990	1	—	2,991
U.S. agency bonds	2,500	—	—	2,500

Total cash and cash equivalents	71,467	1	—	71,468

Marketable securities:
Corporate bonds	210,765	69	(447)	210,387
U.S. treasury securities	138,348	—	(206)	138,142
Asset-backed securities	128,719	12	(454)	128,277
Certificates of deposit	75,007	62	(22)	75,047
Commercial paper	54,241	2	(15)	54,228
U.S. agency bonds	34,101	—	(22)	34,079

Total marketable securities	641,181	145	(1,166)	640,160

Total	$712,648	$146	$(1,166)	$711,628

	December 31, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:
Cash	$48,238	$—	$—	$48,238
Commercial paper	73,492	—	(6)	73,486
Money market funds	785	—	—	785

Total cash and cash equivalents	122,515	—	(6)	122,509

Marketable securities:
Corporate bonds	204,826	115	(771)	204,170
Asset-backed securities	107,382	6	(730)	106,658
Certificates of deposit	68,343	26	(10)	68,359
Commercial paper	90,207	4	(15)	90,196
U.S. treasury securities	36,003	—	(82)	35,921

Total marketable securities	506,761	151	(1,608)	505,304

Total	$629,276	$151	$(1,614)	$627,813

Gross unrealized losses for marketable securities that had been in an unrealized loss position for greater than 12 consecutive months were not material as of December 31, 2017 and 2018. We evaluated all available evidence and concluded that our marketable securities are not other than temporarily impaired as of December 31, 2017 and 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of our marketable securities by contractual maturity is as follows (in thousands):

December 31, 2018

Due in one year or less	$335,821
Due after one to five years	169,483

Total	$505,304

Net realized gains and losses from sales of available-for-sale securities were not material for any period presented.

3. Fair Value of Financial Instruments

The fair values of the financial instruments we measure at fair value on a recurring basis are as follows (in thousands):

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$6,980	$—	$—	$6,980
Commercial paper	—	2,991	—	2,991
U.S. agency bonds	—	2,500	—	2,500
Marketable securities:
Corporate bonds	—	210,387	—	210,387
U.S. treasury securities	138,142	—	—	138,142
Asset-backed securities	—	128,277	—	128,277
Certificates of deposit	—	75,047	—	75,047
Commercial paper	—	54,228	—	54,228
U.S. agency bonds	—	34,079	—	34,079
Prepaid expenses and other current assets:
Certificates of deposit	—	851	—	851
Restricted cash:
Certificates of deposit	$—	$11,650	$—	$11,650

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Commercial paper	$—	$73,486	$—	$73,486
Money market funds	785	—	—	785
Marketable securities:
Corporate bonds	—	204,170	—	204,170
Asset-backed securities	—	106,658	—	106,658
Certificates of deposit	—	68,359	—	68,359
Commercial paper	—	90,196	—	90,196
U.S. treasury securities	35,921	—	—	35,921
Prepaid expenses and other current assets:
Certificates of deposit	—	1,057	—	1,057
Restricted cash:
Certificates of deposit	—	11,724	—	11,724
Other liabilities:
Redeemable convertible preferred stock warrants	$—	$—	$4,934	$4,934

We classify our cash equivalents, marketable securities and restricted cash within Level 1 or Level 2 because we determine their fair values using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

We classify our redeemable convertible preferred stock warrants within Level 3 because we determine their fair values using significant unobservable inputs, including the fair value of our redeemable convertible preferred stock, which we determine in the same manner as our common stock. Refer to our significant accounting policies in Note 1 for additional information.

We record changes in the fair value of our redeemable convertible preferred stock warrants in interest expense and other income (expense), net. These amounts were not material for the year ended December 31, 2018. Our redeemable convertible preferred stock warrants were not material as of December 31, 2017.

4. Other Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2017	2018
Leasehold improvements	$53,433	$93,843
Furniture and fixtures	10,319	18,529
Computer and network equipment	14,467	19,606

Total property and equipment	78,219	131,978
Less: accumulated depreciation	(33,027)	(51,249)
Construction in progress	42,063	783

Property and equipment, net	$87,255	$81,512

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense was $14.6 million and $20.1 million for the years ended December 31, 2017 and 2018, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	December 31,
	2017	2018
Accrued hosting expenses	$13,113	$19,288
Accrued compensation	9,045	18,192
Operating lease liabilities	15,801	20,538
Other accrued expenses	26,415	28,240

Accrued expenses and other current liabilities	$64,374	$86,258

5. Goodwill and Intangible Assets, Net

Goodwill was unchanged during the years ended December 31, 2017 and 2018.

Intangible assets, net consists of the following (in thousands):

	December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life (1)
Acquired technology	$5,060	$(4,677)	$383	1.6 years
Acquired patents	1,779	(70)	1,709	9.5 years
Other intangibles	172	(132)	40	3.0 years

Total intangible assets, net	$7,011	$(4,879)	$2,132

	December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life (1)
Acquired technology	$4,213	$(3,642)	$571	1.4 years
Acquired patents	7,038	(465)	6,573	9.4 years
Other intangibles	172	(150)	22	3.0 years

Total intangible assets, net	$11,423	$(4,257)	$7,166

(1)	Based on the weighted-average useful life established as of acquisition date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense was $1.5 million and $0.7 million for the years ended December 31, 2017 and 2018, respectively. Estimated future amortization expense as of December 31, 2018 is as follows (in thousands):

Intangible Asset Amortization
2019	$1,351
2020	767
2021	762
2022	762
2023	762
Thereafter	2,762

Total	$7,166

6. Commitments and Contingencies

As of December 31, 2018, our non-cancelable contractual commitments are as follows (in thousands):

	Purchase Commitments	Operating Leases	Total Commitments
2019	$—	$39,707	$39,707
2020	—	45,760	45,760
2021	—	41,393	41,393
2022	—	28,425	28,425
2023	441,059	13,023	454,082
Thereafter	—	121,751	121,751

Total	$441,059	$290,059	$731,118

Purchase Commitments

In May 2017, we amended the enterprise agreement governing our use of cloud computing infrastructure provided by AWS with an addendum. Under the agreement, as amended by the addendum, we are currently required to purchase at least $750.0 million (the contract commitment) of cloud services from AWS through July 2023 and were required to purchase at least $125.0 million (the initial commitment) of the contract commitment through June 2018. Except in limited circumstances, such as termination due to acquisition of us by another cloud services provider (which would result in an obligation to pay liquidated damages under the addendum), we are required to pay the difference if we fail to meet either commitment, but we are not otherwise subject to annual purchase commitments during the remainder of the six-year term of the addendum. As of December 31, 2018, we have fulfilled our initial commitment and our remaining contract commitment is $441.1 million. We expect to meet our remaining commitment.

Legal Matters

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. While the results of legal matters are inherently uncertain, we do not believe the ultimate resolution of these matters, either individually or in aggregate, will have a material adverse effect on our business, financial position, results of operations or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revolving Credit Facility

In November 2018, we entered into a five-year $500.0 million revolving credit facility with an accordion option which, if exercised, would allow us to increase the aggregate commitments by the greater of $100.0 million and 10% of our consolidated total assets, provided we are able to secure additional lender commitments and satisfy certain other conditions. Interest on any borrowings under the revolving credit facility accrues at either LIBOR plus 1.50% or at an alternative base rate plus 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the revolving credit facility.

The revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 1.50% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The revolving credit facility also contains two financial maintenance covenants: a consolidated total assets covenant and a minimum liquidity balance of $350.0 million, which includes any available borrowing capacity. The obligations under the revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets.

Our total borrowing capacity under the revolving credit facility is $500.0 million as of December 31, 2018. We have not issued any letters of credit and are in compliance with all covenants under the revolving credit facility as of December 31, 2018.

Letters of Credit

We had $10.3 million and $10.6 million of secured letters of credit outstanding as of December 31, 2017 and 2018, respectively. These primarily relate to our office space leases and are fully collateralized by certificates of deposit which we record in prepaid expenses and other current assets or restricted cash in our consolidated balance sheets based on the term of the remaining restriction.

7. Leases

We have entered into various non-cancelable office space operating leases with original lease periods expiring between 2019 and 2033. These do not contain material variable rent payments, residual value guarantees, covenants or other restrictions. Operating lease costs for the years ended December 31, 2017 and 2018, are as follows (in thousands):

	Year Ended December 31,
	2017	2018

Lease cost:
Operating lease cost	$16,632	$27,469
Short-term lease cost	2,739	2,765

Total	$19,371	$30,234

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average remaining term of our operating leases was 11.6 years and 10.7 years and the weighted-average discount rate used to measure the present value of our operating lease liabilities was 5.1% as of December 31, 2017 and 2018.

Maturities of our operating lease liabilities, which do not include short-term leases, as of December 31, 2018 are as follows (in thousands):

Operating Leases
2019	$28,842
2020	26,687
2021	24,314
2022	18,304
2023	13,023
Thereafter	121,751

Total lease payments	232,921
Less imputed interest	(60,988)

Total operating lease liabilities	$171,933

Cash payments included in the measurement of our operating lease liabilities were $15.2 million and $26.2 million for the years ended December 31, 2017 and 2018, respectively.

As of December 31, 2018, we have $53.2 million of undiscounted future payments under operating leases that have not yet commenced, which are excluded from the table above. These operating leases will commence in 2019 and have lease terms of 2.0 to 3.5 years.

8. Share-Based Compensation

Equity Incentive Plan

In June 2009, our board of directors adopted and approved the 2009 Stock Plan, which provides for the issuance of stock options, restricted stock and RSUs to qualified employees, directors, and consultants. Stock options granted under the 2009 Stock Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant. RSUs granted under the 2009 Stock Plan have a maximum life of seven years. 48,680,151 shares of our common stock are reserved for future issuance under the 2009 Stock Plan as of December 31, 2018.

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Activity

Stock option activity during the year ended December 31, 2018 was as follows (in thousands, except per share amounts):

	Stock Options Outstanding
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (1)
			(in years)
Outstanding as of December 31, 2017	77,958	$2.24	5.5	$1,256,882
Exercised	(371)	2.65
Canceled/forfeited	(952)	4.26

Outstanding as of December 31, 2018	76,635	$2.22	4.5	$1,285,338

Exercisable as of December 31, 2018 (2)	76,108	$2.20	4.5	$1,277,548

(1)	We calculate intrinsic value based on the difference between the exercise price of in-the-money-stock options and the fair value of our common stock as of the respective balance sheet date.
(2)	Includes stock options that are exercisable prior to vesting.

The total grant-date fair value of stock options vested during the years ended December 31, 2017 and 2018, was $37.1 million and $18.6 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2017 and 2018, was $3.7 million and $5.9 million, respectively.

Restricted Stock Unit Activity

RSU activity during the year ended December 31, 2018 was as follows (in thousands, except per share amounts):

	Number of Restricted Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Outstanding as of December 31, 2017	55,337	$17.24
Granted	33,675	18.67
Forfeited/canceled	(11,130)	17.73

Outstanding as of December 31, 2018	77,882	$17.79

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-Based Compensation

Share-based compensation expense during the years ended December 31, 2017 and 2018, was as follows (in thousands):

	Year Ended December 31,
	2017	2018
Cost of revenue	$372	$83
Research and development	19,811	13,155
Sales and marketing	6,267	784
General and administrative	2,354	837

Total share-based compensation	$28,804	$14,859

We began granting RSUs in March 2015. Our RSUs are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which will be satisfied if an Initial Event occurs within seven years of the grant date.

We have not recorded any share-based compensation expense for RSUs as of December 31, 2018 because an Initial Event has not occurred. If an Initial Event occurs in the future, we will record cumulative share-based compensation expense using the accelerated attribution method for those RSUs for which the service condition has been satisfied prior to the Initial Event. If an Initial Event had occurred on December 31, 2018, we would have recorded cumulative share-based compensation expense of $885.5 million, and we would expect to recognize the remaining $484.6 million of unrecognized share-based compensation expense over a weighted-average period of 3.4 years.

Unrecognized share-based compensation expense relating to stock options was not material as of December 31, 2018.

9. Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock as of December 31, 2018, consists of the following (in thousands):

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Seed 1	123,225	41,075	$493
Seed 2	98,569	32,856	895
Series A-1	14,263	4,754	550
Series A-2	184,817	61,606	10,471
Series B	113,317	37,772	27,105
Series C	64,279	21,426	100,000
Series D	92,515	30,838	200,000
Series E	77,422	25,807	225,000
Series F	58,875	19,625	200,000
Series G	80,500	25,649	552,388
Series H	20,894	6,965	150,000

Total	928,676	308,373	$1,466,902

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The holders of our redeemable convertible preferred stock have the following rights, preferences and privileges:

Voting Rights

The holder of each share of redeemable convertible preferred stock has the right to one vote for each share of common stock into which such redeemable convertible preferred stock could then be converted and, with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock, and is entitled to notice of any stockholders’ meeting in accordance with our bylaws. Except as provided by law or the other provisions of our sixteenth amended and restated certificate of incorporation, the holders of redeemable convertible preferred stock are entitled to vote together with holders of common stock with respect to any question upon which holders of common stock have the right to vote. The holders of Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock vote together as a single class on an as-converted basis on matters where a series vote is required for either Series A-1 redeemable convertible preferred stock or Series A-2 redeemable convertible preferred stock.

As long as at least 33,179,925 shares of Series A-1 and/or Series A-2 redeemable convertible preferred stock (as adjusted for stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like) remain outstanding, the holders of Series A-1 and/or Series A-2 redeemable convertible preferred stock together, voting as a separate class on an as-converted basis, are entitled to elect one member of our board of directors (the “Series A director”). As long as at least 18,886,125 shares of Series B redeemable convertible preferred stock (as adjusted for stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like) remain outstanding, the holders of Series B redeemable convertible preferred stock, voting as a separate class, are entitled to elect one member of our board of directors (the “Series B director”). Holders of common stock, voting as a separate class, are entitled to elect three members (collectively, the “Common Directors”). Holders of common stock, Series A-1, Series A-2, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred stock, voting together as a single class on an as-converted basis, are entitled to elect all remaining members of our board of directors. As of December 31, 2018, our board of directors has five members: (i) a Series A director, (ii) a Series B director, and (iii) three common directors. Each director is entitled to one vote while all common director seats are occupied.

Dividends

The holders of Seed 1, Seed 2, Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F, Series G and Series H redeemable convertible preferred stock are entitled to receive non-cumulative dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.00096, $0.00216, $0.00924, $0.01356, $0.057408, $0.373368, $0.518838, $0.6974736, $0.8152884, $1.7229822, and $1.7229822 per share (as adjusted for stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like) per annum on each outstanding share, when, as, and if declared by the board of directors. We have never declared or paid a dividend.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder at any time and from time to time, into shares of common stock, based on the then-effective applicable

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

conversion rate for each series of convertible preferred stock (subject to adjustment for certain diluting issuances and as adjusted for stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like). All series of redeemable convertible preferred stock will be automatically converted into fully paid shares of common stock immediately upon the earlier of: the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross cash proceeds to the Company or the date and time, or occurrence of an event, specified by vote or written consent of the holders of at least 60% of the then-outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis.

Liquidation Preferences

In the event of any deemed liquidation event or a voluntary or involuntary liquidation, dissolution or winding up of Pinterest, the holders of each series of redeemable convertible preferred stock then outstanding will be entitled to be paid out our assets available for distribution to stockholders, before any payment made to the holders of common stock, an amount per share equal to the greater of (a) the original issue price for such series of redeemable convertible preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had such shares of redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, or winding up of Pinterest. The original purchase price of Seed 1, Seed 2, Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F, Series G and Series H redeemable convertible preferred stock was $0.012, $0.02724, $0.11568, $0.169968, $0.7175796, $4.667136, $6.48546, $8.71842, $10.191108, $21.537276 and $21.537276 per share (as adjusted for stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like).

Unless the holders of our redeemable convertible preferred stock elect otherwise, a deemed liquidation will occur if Pinterest is merged or consolidated into another company in which the stockholders of Pinterest own less than a majority of the voting stock of the surviving company, or if substantially all of our assets are sold, transferred, leased or exclusively licensed.

If, upon any such liquidation, dissolution, or winding up of Pinterest, our assets available for distribution to stockholders are insufficient to pay the holders of shares of redeemable convertible preferred stock the full amount to which they are entitled, the holders of shares of redeemable convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on the shares were paid in full.

Redemption

On or after May 31, 2027, all outstanding shares of redeemable convertible preferred stock are eligible to be redeemed for cash in full upon a written notice by at least 72% of the holders of the outstanding redeemable convertible preferred stock, voting together as a single class on an as-converted basis. In the event of redemption, each holder of redeemable convertible preferred stock shall be entitled to receive the original issue price per share plus any declared but unpaid dividends.

While our redeemable convertible preferred stock is not currently redeemable, we classify it outside stockholders’ equity (deficit) because it may become redeemable in the future at the option of its

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

holders. We have not adjusted the carrying value of our redeemable convertible preferred stock to its redemption value because redemption was not probable as of the balance sheet dates presented. We will adjust the carrying value of our redeemable convertible preferred stock to its redemption value if redemption becomes probable in the future.

10. Redeemable Convertible Preferred Stock Warrants

In April 2017, we entered into a one-year marketing agreement with a vendor under which we agreed to issue warrants to purchase up to 400,000 shares of redeemable convertible preferred stock at an exercise price of $0.00003 per share in exchange for certain marketing services. These warrants will be automatically exercised immediately prior to the earliest of December 1, 2024, a deemed liquidation event or an IPO. As warrants are issued during the term of the agreement, we record marketing expense and a liability based on the fair value of the warrants at issuance. We remeasure issued warrants to their fair value at each balance sheet date, thereafter, and we record any remeasurement gains or losses in interest expense and other income (expense), net. We have not recorded material remeasurement gains or losses during the year ended December 31, 2018.

We have issued 248,653 warrants under the agreement as of December 31, 2018.

11. Net Loss Per Share Attributable to Common Stockholders

We present net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities, and we consider all series of our redeemable convertible preferred stock participating securities. We have not allocated net loss attributable to common stockholders to our redeemable convertible preferred stock because the holders of our redeemable convertible preferred stock are not contractually obligated to share in our losses.

We calculate basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders gives effect to all potential shares of common stock, including common stock issuable upon conversion of our redeemable convertible preferred stock and redeemable convertible preferred stock warrants, stock options, RSUs and common stock warrants to the extent these are dilutive.

We calculated basic and diluted net loss per share attributable to common stockholders as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2017	2018
Numerator:
Net loss attributable to common stockholders	$(130,044)	$(62,974)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	126,562	127,091

Net loss per share attributable to common stockholders, basic and diluted	$(1.03)	$(0.50)

Basic net loss per share is the same as diluted net loss per share because we reported net losses for all periods presented. We excluded the following weighted-average potential shares of common stock

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

from our calculation of diluted net loss per share attributable to common stockholders because these would be anti-dilutive (in thousands):

	Year Ended December 31,
	2017	2018
Redeemable convertible preferred stock	305,409	308,373
Outstanding stock options	78,830	76,911
Unvested restricted stock units	48,238	68,795
Redeemable convertible preferred stock warrants	—	158
Common stock warrants	167	96
Shares subject to repurchase	40	—

Total	432,684	454,333

Unaudited Pro Forma Net Loss Per Share

Our calculation of pro forma net loss per share attributable to common stockholders gives effect to the conversion of our redeemable convertible preferred stock using the if-converted method as though the conversion had occurred as of the beginning of the period or on the date of issuance, if later. The pro forma share amounts also give effect to the automatic exercise and conversion of our redeemable convertible preferred stock warrants and the weighted-average issuance of the portion of our RSUs for which the service vesting condition had been satisfied as of December 31, 2018. We have not given effect to the issuance of shares we may withhold upon the settlement of outstanding RSUs in order to satisfy tax withholding obligations.

Our RSUs are subject to both a service condition and a performance condition, which will be satisfied if an Initial Event occurs within seven years of the date of grant. If an Initial Event had occurred on December 31, 2018, we would have recorded cumulative share-based compensation expense of $885.5 million on the effective date. Net loss used in computing pro forma net loss per share in the table below does not give effect to this share-based compensation expense.

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We calculated unaudited pro forma basic and diluted net loss per share as follows (in thousands, except per share amounts):

Year Ended December 31, 2018
(unaudited)
Numerator:
Net loss attributable to common stockholders	$(62,974)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	127,091
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	308,373
Pro forma adjustment to reflect assumed exercise of redeemable convertible preferred stock warrants	158
Pro forma adjustment to reflect assumed vesting of RSUs	24,984

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	460,606

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.14)

12. Income Taxes

The components of loss before provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2017	2018
United States	$(90,906)	$(31,641)
Foreign	(38,827)	(30,923)

Loss before provision for income taxes	$(129,733)	$(62,564)

Provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2017	2018
Current:
Federal	$—	$—
State	—	—
Foreign	390	500

Total current tax expense	390	500
Deferred:
Federal	(23)	4
State	4	4
Foreign	(60)	(98)

Total deferred tax expense (benefit)	(79)	(90)

Provision for income taxes	$311	$410

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The difference between income taxes computed at the statutory federal income tax rate and the provision for income taxes is attributable to the following (in thousands):

	Year Ended December 31,
	2017	2018
Tax at U.S. statutory rate	$(44,109)	$(13,138)
State income taxes, net of benefit	4	4
Foreign losses not benefited	13,518	6,891
Permanent book/tax differences	127	1,967
Share-based compensation	646	(864)
Change in valuation allowance	(50,017)	15,952
U.S corporate tax rate reduction	86,063	—
Tax credits	(5,923)	(10,460)
Other	2	58

Provision for income taxes	$311	$410

Due to our history of net operating losses and the full valuation allowance against our deferred tax assets, our provision for income taxes primarily relates to foreign taxes for the periods presented.

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforwards	$118,603	$120,456
Research tax credits	35,811	53,459
Reserves, accruals, and other	3,868	5,379
Lease obligation	41,872	41,808
Share-based compensation	32,334	36,397

Total deferred tax assets	232,488	257,499
Less: valuation allowance	(191,519)	(216,866)

Deferred tax assets, net of valuation allowance	40,969	40,633

Deferred tax liabilities:
Depreciation and amortization	(39,529)	(38,417)
Prepaid expenses	(1,339)	(2,031)

Total deferred tax liabilities	(40,868)	(40,448)

Net deferred tax assets	$101	$185

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act reduces the U.S. statutory corporate tax rate to 21%, effective January 1, 2018. Consequently, we recorded a decrease to our federal deferred tax assets of $86.1 million, which was fully offset by a reduction in our valuation allowance for the year ended December 31, 2017. The other provisions of the Tax Act, including the one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings, did not have a material impact on our financial statements as of December 31, 2018.

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Our accounting for the Tax Act is complete and we did not have any significant adjustments to provisional amounts recorded as of December 31, 2017.

Due to our history of losses we believe it is more likely than not that our U.S. deferred tax assets will not be realized as of December 31, 2018. Accordingly, we have established a full valuation allowance on our U.S. net deferred tax assets. Our valuation allowance decreased by $36.2 million during the year ended December 31, 2017, primarily due to the impact of the Tax Act on our gross deferred tax assets and liabilities. Our valuation allowance increased by $25.3 million during the year ended December 31, 2018, primarily due to U.S. federal and state tax losses and credits incurred during the period.

As of December 31, 2018, we had federal, California and other state net operating loss carryforwards of $547.5 million, $98.0 million and $96.0 million, respectively. If not utilized, these will begin to expire in 2028, 2028 and 2026, respectively. Utilization of our net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. Our net operating loss carryforwards could expire before utilization if subject to annual limitations.

As of December 31, 2018, we had federal and California research and development credit carryforwards of $45.1 million and $39.6 million, respectively. If not utilized, our federal carryforwards will begin to expire in 2030. Our California carryforwards do not expire.

Changes in gross unrecognized tax benefits were as follows (in thousands):

Balance as of December 31, 2016	$22,514
Increases for tax positions of prior years	1,107
Increases for tax positions of current year	6,546

Balance as of December 31, 2017	30,167
Increases for tax positions of current year	8,383

Balance as of December 31, 2018	$38,550

Recognizing the $38.6 million of gross unrecognized tax benefits we had as of December 31, 2018, would not affect our effective tax rate as their recognition would be offset by the reversal of related deferred tax assets, which are subject to a full valuation allowance. We do not expect our gross unrecognized tax benefits to change significantly within the next 12 months. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. Accrued interest and penalties are not material as of December 31, 2018.

We are subject to taxation in the U.S. and various other state and foreign jurisdictions. All tax years since inception remain open to examination by federal, state and various foreign jurisdictions.

We have not recognized deferred taxes for the difference between the financial reporting basis and the tax basis of our investment in our foreign subsidiaries because we have the ability and intent to maintain our investments for the foreseeable future.

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Geographical Information

Revenue disaggregated by geography based on our customers’ billing addresses is as follows (in thousands):

	Year Ended December 31,
	2017	2018
United States	$443,842	$697,170
International (1)	29,010	58,762

Total revenue	$472,852	$755,932

(1)	No individual country other than the United States exceeded 10% of our total revenue for any period presented.

Property and equipment, net by geography is as follows (in thousands):

	December 31,
	2017	2018
United States	$86,853	$79,749
International (1)	402	1,763

Total property and equipment, net	$87,255	$81,512

(1)	No individual country other than the United States exceeded 10% of our total property and equipment, net for any period presented.

14. 401(k) Plan

We have a 401(k) plan that qualifies as a deferred compensation arrangement under Section 401 of the Internal Revenue Code. Eligible employees may elect to defer a portion of their pretax earnings subject to certain statutory limits. We have not made any matching contributions to date.

15. Subsequent Events

We have evaluated subsequent events through March 6, 2019, the date that the independent auditor’s report as of and for the year ended December 31, 2018 was originally issued and our audited consolidated financial statements and accompanying notes were available for issuance.

From January 1, 2019 to March 6, 2019, we granted 5,318,682 RSUs with an aggregate fair value of $102.3 million, which we expect to recognize as share-based compensation expense over a weighted-average period of 3.8 years.

In March 2019, we entered into a lease for approximately 490,000 square feet of office space to be constructed near our current headquarters campus in San Francisco, California. The estimated commencement and expiration dates are in 2022 and 2033, respectively. We may terminate the lease prior to commencement if certain contingencies are not satisfied. We will be subject to total noncancelable minimum lease payments of approximately $420.0 million if these contingencies are met, and we will record a right-of-use asset and related lease liability of no more than that amount at lease commencement using our incremental borrowing rate at that date.

PINTEREST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2019, our stockholders approved an amendment to our certificate of incorporation to expand our board of directors from five to six directors and authorized the board to further expand our board of directors from six to eight directors. Any additional seats will be common director seats, as described in Note 9, and each director continues to be entitled to one vote while at least three common director seats are occupied.

In March 2019, our stockholders approved another amendment to our certificate of incorporation which will become effective prior to the completion of our IPO. The amendment creates Class A and Class B common stock. All shares of our common stock outstanding immediately prior to the completion of an initial public offering, including shares of our common stock issuable upon conversion of our redeemable convertible preferred stock and redeemable convertible preferred stock warrants and shares of our common stock underlying stock options and RSUs granted under our 2009 Stock Plan will convert into Class B common stock. The rights of holders of our Class A and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote and each share of Class B common stock will be entitled to 20 votes.

16. Subsequent Events (Unaudited)

From March 7, 2019 to March 29, 2019, we granted 23,211,837 RSUs with an aggregate fair value of $457.0 million, which we expect to recognize as share-based compensation expense over a weighted-average period of 4.2 years.

On March 28, 2019, our stockholders approved amendments to our certificate of incorporation to (i) increase the total number of authorized shares of our capital stock to 26,861,175,690 and (ii) effect a 1-for-3 reverse stock split.

On March 28, 2019, our stockholders approved 48,200,000 shares of our common stock for future issuance under our 2019 Omnibus Incentive Plan, which also contains provisions to automatically increase the number of shares reserved on an annual basis.

On March 26, 2019, our board of directors approved an expansion of our board of directors from six to seven directors. The additional seat will be a common director seat, as described in Note 9.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of our Class A common stock in this offering are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. Our amended and restated certificate of incorporation will eliminate the potential personal monetary liability of our directors to us or our stockholders for breaches of their duties as directors except as otherwise required under the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

We have entered into or will enter into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the DGCL. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and officers may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We maintain standard policies of insurance under which, subject to the limitations of the policies, coverage is provided (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and (ii) to us with respect to payments which we may make to such officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2016, we have issued the following unregistered securities:

Preferred Stock Issuances

From January 1, 2016 to March 29, 2019, we sold an aggregate of 6,964,667 shares of our preferred stock to four accredited investors at a purchase price of approximately $21.54 per share, for an aggregate purchase price of $149,999,991.

Warrant Issuances

From January 1, 2016 to March 29, 2019, we issued warrants to purchase 248,653 shares of our redeemable convertible preferred stock to one accredited investor in connection with a marketing agreement at an exercise price of $0.00003 per share.

RSU Issuances

From January 1, 2016 to March 29, 2019, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 110,913,843 RSUs to be settled in shares of our common stock under our 2009 Plan.

Option and Warrant Exercises

From January 1, 2016 to March 29, 2019, we issued an aggregate of 1,071,671 shares of our common stock in connection with the exercise of stock options previously granted to our directors, officers, employees, consultants and other service providers under our 2009 Plan.

From January 1, 2016 to March 29, 2019, we issued an aggregate of 166,666 shares of our common stock in connection with the exercise of warrants previously granted to the former owner of one of our offices.

Shares Issued in Connection with Acquisitions

From January 1, 2016 to March 29, 2019, we issued an aggregate of 526,787 shares of our common stock in connection with agreements related to our acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers and/or stockholders of such companies.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in beginning on page II-5 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Restated Certificate of Incorporation of the Company, as amended and currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect upon completion of this offering

3.3**	Restated Bylaws of the Company, as amended and currently in effect

3.4**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering

4.1	[Reserved]

4.2**	Amended and Restated Investor Rights Agreement among the Company and certain holders of its capital stock, dated as of June 2, 2017

5.1*	Opinion of Potter Anderson & Corroon LLP

10.1*	Form of Indemnification Agreement between the Company and each of its directors and executive officers

10.2**	Revolving Credit Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of November 15, 2018

10.3+	Employment Agreement by and between Cold Brew Labs Inc. and Benjamin Silbermann, dated as of July 14, 2009

10.4+	Confidential Information and Invention Assignment Agreement by and between Cold Brew Labs Inc. and Benjamin Silbermann, dated as of October 28, 2008

10.5+	Offer Letter and Confidential Agreement and Invention Assignment Agreement by and between the Company and Todd Morgenfeld, dated as of September 19, 2016

10.6+	Offer Letter and Confidential Agreement and Invention Assignment Agreement by and between the Company and Lawrence Ripsher, dated as of April 11, 2017

10.7+**	Pinterest, Inc. 2009 Stock Plan, as amended

10.8+**	Pinterest, Inc. 2009 Stock Plan Notice of Stock Option Grant and Stock Option Agreement by and between the Company and Benjamin Silbermann, dated as of April 25, 2013

10.9+**	Form of Pinterest, Inc. 2009 Stock Plan Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement

10.10+**	Acceleration Addendum to Pinterest, Inc. 2009 Stock Plan Restricted Stock Unit Grant Notice and Agreement by and between the Company and Todd Morgenfeld, dated as of December 20, 2017

10.11+	Pinterest, Inc. 2019 Omnibus Incentive Plan

10.12+*	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Unit Grant Notice and Agreement

10.13+*	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Award Grant Notice and Agreement

10.14+*	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement

Exhibit Number	Description of Exhibit

10.15+	Non-Employee Director Compensation Policy

10.16+*	Form of Executive Severance & Change in Control Agreement

21.1**	List of subsidiaries of the Company

23.1*	Consent of Potter Anderson & Corroon LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.1	Powers of Attorney (included on signature page)

+	Denotes management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California on March 29, 2019.

PINTEREST, INC.

By:	/s/ Benjamin Silbermann
Name:	Benjamin Silbermann
Title:	Co-Founder, President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Pinterest, Inc. hereby constitute and appoint Benjamin Silbermann, Todd Morgenfeld and Christine Flores, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Benjamin Silbermann	Chairman, Co-Founder, President and Chief Executive Officer (Principal Executive Officer)	March 29, 2019
Benjamin Silbermann

*	Director	March 29, 2019
Jeffrey Jordan

*	Director	March 29, 2019
Leslie J. Kilgore

*	Director	March 29, 2019
Jeremy S. Levine

/s/ Evan Sharp	Director	March 29, 2019
Evan Sharp

Name	Title	Date

*	Director	March 29, 2019
Michelle Wilson

*	Director	March 29, 2019
Fredric G. Reynolds

/s/ Todd Morgenfeld	Chief Financial Officer (Principal Financial Officer)	March 29, 2019
Todd Morgenfeld

/s/ Tse Li (Lily) Yang	Chief Accounting Officer (Principal Accounting Officer)	March 29, 2019
Tse Li (Lily) Yang

*By:	/s/ Benjamin Silbermann
Attorney-in-Fact